Filed Pursuant to Rule 424(b)(3)
Registration File No. 333-117598

FelCor Lodging Limited Partnership

Offer to Exchange

All Outstanding Senior Floating Rate Notes due 2011
($290,000,000 Aggregate Principal Amount Outstanding)
For Registered Senior Floating Rate Notes due 2011

We are offering to exchange all $290 million aggregate principal amount of our outstanding Senior Floating Rate Notes due 2011, or old notes, for $290 million aggregate principal amount of our registered Senior Floating Rate Notes due 2011, or new notes. The old notes and new notes are collectively referred to as the notes. The old notes were issued on May 26, 2004 and July 6, 2004. The terms of the new notes are identical to the terms of the old notes, except that the new notes are registered under the Securities Act of 1933 and, therefore, are freely transferable, subject to certain conditions.

You should consider the following:

•	Investing in the notes involves material risks. See “Risk Factors” beginning on page 15 of this prospectus.

•	Our offer to exchange old notes for new notes will be open until 5:00 p.m., New York City time, on November 16, 2004, unless we extend the offer.

•	You should also carefully review the procedures for tendering the old notes beginning on page 30 of this prospectus.

•	If you fail to tender your old notes, you will continue to hold unregistered securities and your ability to transfer them could be adversely affected.

•	No public market currently exists for the notes. We do not intend to list the new notes on any securities exchange and, therefore, no active public market for them is anticipated.

Information about the notes:

•	The notes will mature on June 1, 2011.

•	We will pay interest on the notes semi-annually on June 1 and December 1 of each year, commencing on December 1, 2004, at the rate per year equal to six-month LIBOR (as defined in the notes), plus 4.25%.

•	We may redeem the notes on or after December 1, 2006, at certain rates set forth on page 65 of this prospectus.

•	We also have the option on or prior to June 1, 2007, to redeem up to 35% of the original aggregate principal amount of the notes with the net proceeds of certain equity offerings.

•	The new notes are our senior unsecured obligations and rank equally with our $576 million of other senior unsecured debt outstanding as of August 31, 2004, and any future senior unsecured debt, and are effectively subordinated to our $1.0 billion of debt outstanding as of August 31, 2004 that is secured by assets, to the extent of the value of the assets pledged as security.

•	The notes are fully and unconditionally guaranteed on an unsecured senior basis, jointly and severally, by FelCor Lodging Trust Incorporated and by certain of our and its subsidiaries.

•	If we undergo a change of control or sell certain of our assets, we may be required to offer to purchase the notes from you.

Each broker-dealer that receives the new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. The letter of transmittal accompanying this prospectus states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for the old notes where such old notes were acquired by such broker-dealer as a result of market-making activities or trading activities. We have agreed that, for a period of 180 days after the expiration date of this exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.” Broker-dealers who acquired old notes directly from us and not as a result of market-making activities or other trading activities may not participate in the exchange offer and must comply with the registration and prospectus delivery requirements of the Securities Act in order to resell the old notes, unless an applicable exemption is available.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 15, 2004

      We obtained market data and certain other industry data and forecasts used throughout this prospectus from internal analysis and market research, publicly available information and industry publications. Industry information was derived from the following sources:

•	Smith Travel Research’s presentation, “US Lodging Industry Overview,” made to the Americas Lodging Investment Summit on January 19, 2004, STR Lodging Review, January 22, 2004, STR Lodging Review, February, 2004, STR Lodging Review, July 22, 2004, and STR Lodging Review, August 5, 2004. Smith Travel Research, or STR, is a leading provider of industry data.

•	PricewaterhouseCoopers LLP’s presentation, “The Economic and Performance Outlook,” made to the Americas Lodging Investment Summit on January 19, 2004.

      Industry publications generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy and completeness of that information. Similarly, while we believe that the internal analysis and market research, industry data, and forecasts are reliable, we have not independently verified the data, and make no representation as to the accuracy of the information.

      This prospectus contains registered trademarks owned or licensed by companies other than us, including, but not limited to, Candlewood Suites®, Courtyard by Marriott®, Crowne Plaza®, Disneyland®, Doubletree®, Doubletree Guest Suites®, Embassy Suites Hotels®, Fairfield Inn®, Four Points® by Sheraton, Hampton Inn®, Harvey Hotel®, Harvey Suites®, Hilton®, Hilton Grand Vacations Company®, Hilton Suites®, Holiday Inn®, Holiday Inn & Suites®, Holiday Inn Express®, Holiday Inn Express & Suites®, Holiday Inn Select®, Homewood Suites® by Hilton, InterContinental®, Priority Club®, Sheraton®, Sheraton Suites®, St. Regis®, Staybridge Suites®, The Luxury Collection®, The PORTAL Market®, W®, Walt Disney World®, Worlds of Fun®, and Westin®.

FORWARD-LOOKING STATEMENTS

      The information contained in this prospectus and the documents incorporated by reference in this prospectus include forward-looking statements that involve a number of risks and uncertainties. Forward-looking statements can be identified by the use of forward-looking terminology, such as “believes,” “expects,” “anticipates,” “may,” “will,” “should,” “seeks”, or other variations of these terms (including their use in the negative), or by discussions of strategies, plans or intentions. A number of factors could cause actual results to differ materially from those anticipated by these forward-looking statements. Among these factors are:

•	general economic and lodging industry conditions, including the anticipated continuation and magnitude of the current recovery in the economy, the realization of anticipated job growth, the impact of the United States’ military involvement in the Middle East and elsewhere, future acts of terrorism, and the impact on the travel industry of high fuel costs and increased security precautions;

•	our overall debt levels and our ability to obtain new financing and service debt;

•	our inability to retain earnings;

•	our liquidity and capital expenditures;

•	our growth strategy and acquisition activities;

•	our inability to sell the hotels held for sale at anticipated prices; and

•	competitive conditions in the lodging industry.

In addition, these forward-looking statements are necessarily dependent upon assumptions and estimates that may prove to be incorrect. Accordingly, while we believe that the plans, intentions and expectations reflected in these forward-looking statements are reasonable, we cannot assure you that these plans, intentions or expectations will be achieved. The information contained in this prospectus, including “Risk Factors,” and the other documents incorporated by reference in this prospectus, identifies important factors that could cause these differences.

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WHERE YOU CAN FIND MORE INFORMATION

      Both FelCor and FelCor LP file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public from the SEC’s web site at “www.sec.gov” and are also available from our web site at “www.felcor.com.” You may also read and copy any document we file with the SEC at its public reference facility at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility. Our SEC filings are also available at the office of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. For further information on obtaining copies of our public filings at the New York Stock Exchange, you should call (212) 656-5060.

      We “incorporate by reference” into this prospectus the information that FelCor and FelCor LP file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file subsequently with the SEC will automatically update this prospectus. FelCor and/or FelCor LP have filed the following documents with the SEC that are incorporated by reference in this prospectus:

(1) Annual Report on Form 10-K for the fiscal year ended December 31, 2003;

(2) Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004;

(3) Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004;

(4) Current Report on Form 8-K filed February 5, 2004*;

(5) Current Report on Form 8-K filed April 6, 2004;

(6) Current Report on Form 8-K filed April 29, 2004*;

(7) Current Report on Form 8-K filed May 3, 2004;

(8) Current Report on Form 8-K filed May 14, 2004;

(9) Current Report on Form 8-K filed May 21, 2004;

(10) Current Report on Form 8-K filed June 29, 2004;

(11) Current Report on Form 8-K filed July 22, 2004;

(12) Current Report on Form 8-K filed July 29, 2004*;

(13) Current Report on Form 8-K filed August 26, 2004;

(14) Current Report on Form 8-K filed September 8, 2004;

(15) Current Report on Form 8-K/A filed September 29, 2004;

(16) Current Report on Form 8-K/A (Amendment No. 2) filed September 30, 2004;

(17) Current Report on Form 8-K filed October 13, 2004; and

(18) all documents subsequently filed by either FelCor or FelCor LP with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, or the Exchange Act, prior to the termination of this exchange offer.

      You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing to, or telephoning, us at the following address: Lawrence D. Robinson, Executive Vice President, General Counsel and Secretary, FelCor Lodging Trust Incorporated, 545 East John Carpenter Freeway, Suite 1300, Irving, Texas 75062, telephone (972) 444-4900, or by e-mail at information@felcor.com.

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*	Portions of this report were furnished to the SEC under Item 9, Regulation FD Disclosure, and Item 12, Results of Operations and Financial Condition. Pursuant to General Instruction B(2) and B(6) of Form 8-K, the portions of this report submitted under Items 9 and 12 are not deemed to be “filed” for the purpose of Section 18 of the Exchange Act, and are not subject to the liabilities of that section. We are not incorporating by reference in this prospectus those portions of this report that are not deemed to be “filed” for purposes of Section 18 of the Exchange Act, and we will not incorporate by reference those portions of any future reports filed on Form 8-K into a filing under the Securities Act, the Exchange Act or into this prospectus that are not deemed to be “filed” for purposes of Section 18 of the Exchange Act. References to items and instructions of Form 8-K in this paragraph refer to those in effect prior to August 23, 2004.

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SUMMARY

      You should read the following summary together with the more detailed information regarding our company, the notes, the exchange offer and the financial statements and notes to financial statements appearing elsewhere in this prospectus or incorporated by reference in this prospectus. Unless the context otherwise indicates, the words “we,” “our,” “ours,” “us” and the “Company” refer to FelCor Lodging Trust Incorporated, or FelCor, FelCor Lodging Limited Partnership, or FelCor LP, and their respective subsidiaries, collectively.

FelCor and FelCor LP

      We are the nation’s second largest public lodging real estate investment trust, or REIT, based on total assets and number of hotels owned, holding ownership interests in 159 hotels at June 30, 2004, with nearly 45,000 rooms and suites. All of our operations are conducted solely through FelCor LP, which is the issuer of the notes, or its subsidiaries. FelCor is the sole general partner of, and is the owner of a greater than 95% interest in, FelCor LP. We owned a 100% interest in 122 hotels, a 90% or greater interest in entities owning seven hotels, a 60% interest in an entity owning two hotels, a 51% interest in an entity owning eight hotels and a 50% interest in separate unconsolidated entities owning 20 hotels. As a result of our ownership interests in the operating lessees of 154 of these hotels, we reflect their operating revenues and expenses in our consolidated statements of operations. The operations of 153 of the 154 consolidated hotels were included in continuing operations at June 30, 2004. The remaining hotel was held for sale at June 30, 2004, and its operations were included in discontinued operations. The operating revenues and expenses of the remaining five hotels were unconsolidated.

      At June 30, 2004, our hotels were located in the United States (33 states) and Canada, with concentrations in Texas (35 hotels), California (19 hotels), Florida (16 hotels) and Georgia (14 hotels). We own the largest number of Embassy Suites Hotels, Crowne Plaza and independently owned Doubletree-branded hotels. At June 30, 2004, 26 of our hotels were designated as non-strategic, and one hotel was classified as held for sale, all of which are expected to be sold by the end of 2005.

The Properties

      The following table includes descriptive information about the 153 consolidated hotel properties included in continuing operations as of June 30, 2004:

Number of
Properties(1)

Hilton Brands:
Embassy Suites Hotels	56
Doubletree and Doubletree Guest Suites	10
Hampton Inn	3
Hilton and Hilton Suites	2
Homewood Suites	1
InterContinental Hotels Brands:
Holiday Inn	30
Crowne Plaza and Crowne Plaza Suites	15
Holiday Inn Select	10
Holiday Inn Express	3
Staybridge Suites	1
Starwood Brands:
Sheraton and Sheraton Suites	10
Westin	1
Other Brands	11

Total Hotels	153

(1) Includes 26 hotels designated as non-strategic.

Business Strategy

      The economic slowdown which began in early 2001 and which was exacerbated by the terrorist attacks of September 11, 2001, resulted in consecutive declines in our revenue per available room, or RevPAR, and in losses from continuing activities of $59 million, $84 million and $289 million during 2001, 2002 and 2003, respectively. Although our RevPAR has begun to recover, we continued to experience losses from continuing operations during the first six months of 2004. We are highly leveraged, having aggregate indebtedness of $1.9 billion outstanding at August 31, 2004, and the decline in our cash flow from operating activities, particularly during 2001 through 2003, has required that a substantially greater proportion of our operating cash flow be devoted to servicing our debt.

      To address these circumstances, we have identified three long-term strategic objectives:

•	growth in our earnings;

•	improvement in our return on invested capital; and

•	reduction in our overall financial leverage.

      In order to achieve these strategic objectives, our business strategy is to:

•	dispose of non-strategic hotels;

•	acquire hotels that meet our refined investment strategy;

•	improve the competitive positioning of our core hotels through aggressive asset management, selective re-branding and the judicious application of capital; and

•	pay down debt through a combination of cash on hand, the sale of non-strategic hotels, operational cash flow (which should become available as the lodging industry recovers) and, if appropriate, other capital transactions. See “Business and Properties — Business Strategy.”

Strategic Relationships

      We benefit from our brand-owner and manager alliances with Hilton Hotels Corporation (Embassy Suites Hotels, Hilton and Doubletree), InterContinental Hotels Group PLC (Crowne Plaza and Holiday Inn) and Starwood Hotels & Resorts Worldwide, Inc. (Sheraton and Westin). These relationships enable us to work effectively with our managers to maximize operating margins and operating cash flow from our hotels. See “Business and Properties — Strategic Relationships.”

Corporate Structure

      The following diagram depicts our general corporate structure and debt outstanding at June 30, 2004, after giving effect to:

•	the offering of $115 million aggregate principal amount of the old notes in July 2004;

•	the borrowing of $24 million of secured debt in July 2004;

•	the issuance and sale of 2.3 million shares of our $1.95 Series A preferred stock with proceeds of $52 million in August 2004; and

•	the retirement of $179 million aggregate principal amount of our 9 1/2% senior notes due 2008 (partially with the use of available cash), including $3.7 million purchased in the open market during August 2004, $115 million purchased pursuant to our tender offer in July 2004, and $60 million redeemed in September 2004.

(Dollars in millions)

(1)	Includes FelCor Nevada Holdings, L.L.C. and FelCor Holdings Trust, which are direct or indirect wholly-owned subsidiaries of FelCor. These subsidiaries own no assets, other than their direct or indirect ownership interests in FelCor LP, and have no other debt.

(2)	FelCor LP is the issuer of the $290 million principal amount of the notes, and an aggregate $516 million of other senior unsecured note indebtedness, and is the direct obligor of an aggregate $66 million of mortgage debt and $1 million of other unsecured debt as of August 31, 2004.

(3)	Includes FelCor/ CSS Hotels, L.L.C., FelCor/ LAX Hotels, L.L.C., FelCor/ CSS Holdings, L.P., FelCor/ St. Paul Holdings, L.P., FelCor/ LAX Holdings, L.P., FelCor Eight Hotels, L.L.C., FelCor Hotel Asset Company, L.L.C., FHAC Nevada Holdings, L.L.C., FHAC Texas Holdings, L.P., FelCor Omaha Hotel Company, L.L.C., FelCor Country Villa Hotel, L.L.C., FelCor Moline Hotel, L.L.C., FelCor Canada Co., FelCor TRS Holdings, L.P., and Kingston Plantation Development Corp., each of which is a direct or indirect wholly-owned subsidiary of FelCor LP. These subsidiaries are direct obligors of an aggregate $122 million of mortgage and lease debt and no unsecured debt as of August 31, 2004.

(4)	Includes all other direct and indirect consolidated subsidiaries of FelCor and FelCor LP. FelCor LP’s direct or indirect ownership interests in these subsidiaries range from slightly more than 50% to 100%. These subsidiaries are the direct obligors of an aggregate of $839 million of mortgage debt and no unsecured debt as of August 31, 2004.

      Our principal and executive offices are located at 545 E. John Carpenter Freeway, Suite 1300, Irving, Texas 75062, our telephone number is (972) 444-4900, and our web site is www.felcor.com.

Developments During 2004

      In March 2004, we elected to terminate our line of credit, which resulted in the first quarter charge-off of unamortized loan costs of approximately $0.2 million and which we expect to produce cash savings of approximately $0.4 million during the remainder of 2004.

      On March 12, 2004, we purchased the unencumbered 132-room Santa Monica Holiday Inn for $27 million in cash.

      Effective April 23, 2004, Richard J. O’Brien, our Executive Vice President and Chief Financial Officer since 2001, submitted his resignation. Mr. O’Brien left FelCor to pursue other opportunities. We engaged a professional search firm to assist us in identifying potential candidates to fill the vacancy created by Mr. O’Brien’s resignation. On October 13, 2004, we announced the hiring of Richard A. Smith as our Chief Financial Officer and Executive Vice President. Mr. Smith, 42, was most recently with Wyndham International as Executive Vice President and Chief Financial Officer. He is expected to start on November 15, 2004.

      Since December 31, 2003, we have sold 13 hotels, receiving gross proceeds of approximately $112 million.

      On June 30, 2004, we assigned our interests in one of our hotels in San Francisco to the ground lessor pursuant to a settlement agreement, and we paid the ground lessor $5 million in exchange for a release from the ground lessor. In addition, we also received a release from any termination liability to IHG arising from the termination of their management agreement for the hotel. See “Business and Properties — Legal Proceedings.”

Recent Capital Transactions

      As part of our plan to reduce our financial leverage, reduce our interest expense and extend the maturities of our debt, we consummated the following transactions:

•	The Offers of Old Notes. We issued $290 million aggregate principal amount of our old notes in two separate offerings. All of the net proceeds of the offerings, together with our available cash, were used to fund the offers to purchase described below.

•	Offers to Purchase. In June 2004, we concluded an offer to purchase $275 million aggregate principal amount of our outstanding 9 1/2% senior notes due 2008, and in July 2004, we concluded another offer to purchase $115 million aggregate principal amount of our outstanding 9 1/2% senior notes. At the time of purchase, those notes bore interest at a rate of 10% per year. The initial offer was made at a purchase price of $1,052.05 per $1,000 principal amount of the notes, plus an early tender premium of $20 per $1,000 principal amount of notes that were tendered on or prior to May 24, 2004. The second offer was made at a purchase price of $1,041.62 per $1,000 principal amount of the notes, plus an early tender premium of $20 per $1,000 principal amount of notes that were tendered on or prior to July 12, 2004.

•	Redemption of 7 3/8% Senior Notes due 2004. In June 2004, we also redeemed all $175 million principal amount of our 7 3/8% senior notes due 2004, at a redemption price determined in accordance with the terms of the indenture governing those notes. We funded a portion of the redemption price by borrowing $169 million of secured debt.

•	Termination of Fixed-to-Floating Interest Rate Swaps. Since late May 2004, we have terminated fixed-to-floating interest rate swaps in an aggregate notional amount of $400 million at a net cost to us of approximately $2.6 million. As a result, at August 31, 2004, our floating interest rate debt represented approximately 29% of our consolidated total debt.

•	Sale of Preferred Stock. On April 5, 2004, we issued an aggregate of 4.6 million shares of our $1.95 Series A preferred stock in an underwritten public offering, generating net proceeds of approximately $107 million including approximately $2.3 million in accrued dividends. We used these proceeds to purchase our 9 1/2% senior notes due 2008, as part of our debt-reduction plan. On August 23, 2004, we sold an additional 2.3 million shares of our Series A preferred stock in an underwritten public offering, receiving net proceeds of approximately $52 million, including approximately $0.6 million in accrued dividends.

•	Redemption of 9 1/2% Senior Notes. On September 22, 2004, we redeemed $60 million aggregate principal amount of our outstanding 9 1/2% senior notes. All of the proceeds of the sale of our preferred stock on August 23, 2004, together with other available cash, were used to fund the redemption. Following this redemption, there remains outstanding approximately $96 million of our 9 1/2% senior notes. The 9 1/2% senior notes may be redeemed at 104.75% of their principal amount between September 15, 2004, and September 14, 2005, and at lesser premiums thereafter.

The Exchange Offer

      On May 26, 2004 and July 6, 2004, we completed private offerings of $175 million and $115 million, respectively, principal amount of our senior floating rate notes due 2011, or the old notes. We entered into registration rights agreements with the initial purchaser in the private offerings of the old notes in which we agreed, among other things, to deliver to you this prospectus and to complete this exchange offer within 180 days following May 26, 2004. You are entitled to exchange in this exchange offer the old notes that you hold for registered new notes with substantially identical terms. If this exchange offer is not completed on or prior to November 22, 2004, then the annual interest rate on the old notes will increase by 0.5% until it is completed or, under certain circumstances, until a resale registration statement with respect to the old notes is declared effective by the SEC. You should read the discussion under the headings “— Description of New Notes” and “Description of the Notes and Guarantees” for further information regarding the new notes.

      The following summarizes the terms of the exchange offer. You should read the discussion under the heading “The Exchange Offer” for further information regarding this exchange offer and resale of the new notes.

Securities to be Exchanged	On May 26 and July 6, we issued $175 million and $115 million, respectively, principal amount of old notes to the initial purchaser in transactions exempt from the registration requirements of the Securities Act. The terms of the new notes and the old notes are substantially identical in all material respects, except that the new notes will be freely transferable by the holders, except as otherwise provided in this prospectus. See “Description of the Notes and Guarantees.”

The Exchange Offer	We will exchange new notes for old notes, in an equal principal amount and in minimum increments of $1,000. As of the date of this prospectus, old notes representing $290 million aggregate principal amount are outstanding.

Based on interpretations by the staff of the SEC, as set forth in no-action letters issued to certain third parties unrelated to us, we believe that new notes issued pursuant to the exchange offer in exchange for old notes may be offered for resale, resold or other-

wise transferred by their holders, other than any holder that is an “affiliate” of FelCor LP, FelCor or certain of their subsidiaries within the meaning of Rule 405 under the Securities Act or a broker-dealer who purchased old notes directly from us to resell pursuant to Rule 144A or any other available exemption under the Securities Act, without compliance with the registration and prospectus delivery requirements of the Securities Act, if the new notes are acquired in the ordinary course of the holders’ business and the holders have no arrangement with any person to engage in a distribution of new notes.

The SEC, however, has not considered this exchange offer through a no-action letter, and we cannot be sure that the staff of the SEC would make a similar determination with respect to this exchange offer. Furthermore, each holder, other than a broker-dealer, must acknowledge that it is not engaged in, and does not intend to engage or participate in, a distribution of new notes. Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will comply with the prospectus delivery requirements of the Securities Act in connection with any resale of such new notes. Broker-dealers who acquired old notes directly from us and not as a result of market-making activities or other trading activities may not rely on the staff’s interpretations discussed above or participate in the exchange offer and must comply with the registration and prospectus delivery requirements of the Securities Act in order to resell the old notes, unless an exemption is available.

Registration Rights Agreement	FelCor LP sold the old notes on May 26, 2004 and July 6, 2004, in private placements in reliance on Section 4(2) of the Securities Act. The old notes were immediately resold by the initial purchaser in reliance on Rule 144A under the Securities Act. In connection with the sale, we entered into registration rights agreements with the initial purchaser requiring us to make the exchange offer. See “The Exchange Offer — Purpose and Effect.”

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on November 16, 2004, or a later date and time if we extend it.

Withdrawal	Old notes tendered by you pursuant to the exchange offer may be withdrawn at any time prior to the expiration date. Any old notes not accepted for exchange for any reason will be returned to you, without expense, promptly after the expiration or termination of the exchange offer.

Interest on the New Notes and the Old Notes	Interest on the old notes and the new notes will accrue from May 26, 2004.

Conditions of the Exchange Offer	The exchange offer is subject to certain customary conditions, including the offer’s compliance with applicable laws, rules, regulations and the orders of any court or regulatory authority. See “The Exchange Offer — Conditions of the Exchange Offer.”

Procedures for Tendering Old Notes	Each holder of the old notes wishing to accept the exchange offer must complete, sign and date the letter of transmittal, or a copy of the letter of transmittal, in accordance with the instructions contained in this prospectus and in the letter of transmittal, and mail or otherwise deliver the letter of transmittal, or the copy, together with the old notes and any other required documentation, to the exchange agent at the address set forth on page 34. Persons holding the old notes through The Depository Trust Company, or DTC, and wishing to accept the exchange offer must do so pursuant to DTC’s Automated Tender Offer Program, by which each tendering participant will agree to be bound by the letter of transmittal. By executing or agreeing to be bound by the letter of transmittal, each holder will represent to us that, among other things:

•	the new notes acquired pursuant to the exchange offer are being obtained in the ordinary course of business of the person receiving the new notes;

•	the holder is not engaging in, and does not intend to engage in, a distribution of the new notes;

•	the holder does not have an arrangement or understanding with any person to participate in the distribution of the new notes; and

•	the holder is not an “affiliate,” as defined under Rule 405 promulgated under the Securities Act, of FelCor LP, FelCor or any of the subsidiary guarantors.

We will accept for exchange any and all old notes that are properly tendered, and not withdrawn, in the exchange offer prior to the expiration date. The new notes will be delivered promptly following the expiration date. See “The Exchange Offer — Terms of the Exchange Offer.”

Exchange Agent	SunTrust Bank is serving as exchange agent in connection with the exchange offer.

Federal Income Tax Considerations	We believe that the exchange of old notes for new notes pursuant to the exchange offer will not constitute a sale or an exchange for federal income tax purposes. See “United States Federal Income Tax Considerations.”

Effect of Not Tendering	Old notes that are not tendered, or that are tendered but not accepted, will, following the completion of the exchange offer, continue to be subject to the existing restrictions upon transfer. We will have no further obligation to provide for the registration of the old notes under the Securities Act.

Description of New Notes

Issuer	FelCor Lodging Limited Partnership.

Securities Offered	$290 million aggregate principal amount of our senior floating rate notes due 2011.

Maturity	June 1, 2011.

Interest Rate	The new notes will bear interest at a rate per year equal to six-month LIBOR (as defined in the notes), plus 4.25%. Interest on the notes will be reset semiannually.

Interest Payment Dates	Interest will be payable in cash on June 1 and December 1, beginning on December 1, 2004.

Optional Redemption	We cannot redeem the new notes until December 1, 2006, except as described below in connection with certain equity offerings. At any time on or after December 1, 2006, we may redeem some or all of the new notes at the following redemption prices (expressed as a percentage of the principal amount thereof) if redeemed during the 12-month period commencing December 1 of the years indicated below, in each case plus accrued and unpaid interest, if any, to the redemption date:

Year	Redemption Price

2006	102%
2007	101%
2008 and thereafter	100%

Optional Redemption After Equity Offerings	At any time on or prior to June 1, 2007, we may elect to redeem up to 35% of the outstanding notes, including new notes, with funds that we raise in one or more equity offerings, as long as:

•	we pay 100% of the face amount of the notes redeemed, plus the then applicable interest rate on the notes, together with accrued and unpaid interest, if any, to the redemption date;

•	we redeem the notes within 90 days of completing the equity offering; and

•	at least 65% of the aggregate principal amount of the notes remain outstanding afterwards.

Change of Control	Upon a change of control, we will be required to make an offer to repurchase the notes not previously called for redemption at 101% of the principal amount plus accrued and unpaid interest, if any, to the repurchase date. At the time of any change of control, we may not have available, or be able to raise, sufficient funds to effect the repurchase.

Guarantees	The new notes will be unconditionally guaranteed on an unsecured senior basis, jointly and severally, by FelCor and by each of our subsidiaries that guarantees any of our other unsecured senior debt.

Ranking	The new notes will be unsecured and will rank equally with our $576 million of unsecured senior debt outstanding at August 31, 2004, and any future unsecured senior debt. The new notes will be effectively subordinated to our and our consolidated subsidiaries’ secured debt and to all other debt of our non-guarantor subsidiaries. At August 31, 2004, we and our consolidated subsidiaries had approximately $1,023 million of secured debt, all of which was mortgage and capitalized lease debt and effectively senior to the new notes to the extent of the value of the underlying assets. At August 31, 2004, our non-guarantor subsidiaries had no other unsecured debt.

Covenants	The indenture governing the old notes and the new notes restricts our ability and the ability of our restricted subsidiaries to:

•	incur additional debt if our consolidated debt exceeds 60% of our adjusted total assets, or if our interest coverage ratio, computed in accordance with the indenture, would exceed 2.0 to 1;

•	incur additional secured debt and subsidiary debt if our consolidated subsidiary debt and secured debt exceeds 45% of our adjusted total assets;

•	make certain distributions, investments and other restricted payments;

•	limit the ability of restricted subsidiaries to make payments to us;

•	issue or sell stock of restricted subsidiaries;

•	enter into transactions with affiliates;

•	create liens;

•	sell assets, except for sales of assets in the ordinary course of our business, sales of assets valued at less than $1 million, and sales of assets for at least their fair market value, where the net cash proceeds are applied to reinvest in other property or to permanently reduce our debt;

•	enter into certain sale-leaseback transactions; and

•	with respect to FelCor LP and FelCor, consolidate, merge or sell all or substantially all of their assets.

We are not currently prohibited from borrowing additional funds by reason of the covenants restricting our ability to incur debt. Furthermore, notwithstanding these limitations, we may be able to borrow up to the greater of $50 million or 1.5 times our consolidated EBITDA for the trailing four quarters under a line of credit, if one is entered into, and we may borrow to refinance or refund existing debt, provided that the funds borrowed rank pari passu with or subordinate to the debt being refinanced or refunded. These covenants are subject to a number of other limitations and exceptions.

Risk Factors

      You should carefully consider all of the information set forth under the caption “Risk Factors” beginning on page 15 before investing in the new notes. Among the most significant of these risk factors are:

•	if you do not properly tender your old notes, you will continue to hold unregistered old notes and your ability to transfer old notes will be limited;

•	future terrorist activities and United States military involvement in the Middle East and elsewhere may result in reducing business and leisure travel, which would reduce our revenues; and

•	our financial leverage is high, having aggregate indebtedness of $1.9 billion outstanding at August 31, 2004, and is exacerbated by depressed operating cash flows;

•	the new notes are unsecured and will rank equally with our $576 million of other unsecured senior debt outstanding as of August 31, 2004;

•	our debt agreements currently allow us to incur additional debt which, if incurred, could exacerbate the other risks described herein; and

•	we are subject to the risks inherent in the hospitality industry, which include, among others, risks relating to a failure of the current economic recovery to continue, an increase in competition from new hotel development, reductions in business and leisure travel as a result of new terrorist attacks or the high costs and inconveniences of travel, reduced coverages and increased costs of insurance, and regional or local economic, seismic or weather conditions.

Summary Historical Consolidated Financial Information

      The following tables set forth summary historical consolidated financial information for FelCor LP and FelCor. The summary historical information is presented as of and for the years ended December 31, 2001, 2002 and 2003, and as of and for the six months ended June 30, 2003 and 2004. We derived the summary historical financial information for the years ended December 31, 2001, 2002 and 2003 from our consolidated financial statements and the notes thereto, audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. Certain reclassifications have been made to previously reported amounts to conform to current year presentation with no effect to previously reported net income (loss), shareholders’ equity or partners’ capital. The summary historical financial information as of and for the six months ended June 30, 2003 and 2004, have been derived from the unaudited financial statements, which have been prepared by our management on the same basis as the audited financial statements and, in the opinion of our management, include all adjustments consisting of normal recurring accruals that are considered necessary for a fair presentation of the results for such periods. The statement of operations and other data for the six months ended June 30, 2003 and 2004, are not necessarily indicative of results to be anticipated for the entire year.

      You should read the following in conjunction with “Selected Historical Consolidated Financial Information” and the consolidated financial statements and the notes thereto included elsewhere in this prospectus or incorporated herein by reference.

FelCor Lodging Limited Partnership

				Six Months Ended
	Year Ended December 31,			June 30,

	2001(1)	2002(2)	2003	2003	2004

	(Unaudited, in thousands, except ratio data)
Statement of Operations Data:(3)
Total revenues	$1,111,920	$1,209,243	$1,169,264	$584,876	$636,275
Loss from continuing operations(4)	$(58,965)	$(84,050)	$(288,815)	$(36,645)	$(48,710)
Loss from continuing operations(4) applicable to unitholders	$(83,564)	$(110,342)	$(315,722)	$(50,099)	$(64,406)
Other Data:
Funds From Operations(5)	$105,492	$(60,018)	$(207,462)	$21,424	$(5,927)
EBITDA(5)	$353,435	$150,024	$(532)	$122,452	$99,655
Cash flows provided by operating activities	$149,016	$103,841	$50,702	$34,126	$29,395
Ratio of earnings to fixed charges(6)	(7a )	(7b )	(7c )	(7d )	(7e )
Balance Sheet Data (at end of period):
Total assets	$4,079,485	$3,780,363	$3,590,893	$3,919,423	$3,460,802
Total debt, net of discount	$1,938,408	$1,877,134	$2,037,355	$2,058,467	$1,872,795

FelCor Lodging Trust Incorporated

				Six Months Ended
	Year Ended December 31,			June 30,

	2001(1)	2002(2)	2003	2003	2004

	(Unaudited, in thousands)
Statement of Operations Data:(3)
Total revenues	$1,111,920	$1,209,243	$1,169,264	$584,876	$636,275
Loss from continuing operations(4)	$(46,815)	$(76,070)	$(273,110)	$(33,996)	$(45,572)
Loss from continuing operations(4) applicable to common shareholders	$(71,415)	$(102,362)	$(300,018)	$(47,450)	$(61,268)
Other Data:
Funds From Operations(5)	$105,492	$(60,018)	$(207,462)	$21,424	$(5,927)
EBITDA(5)	$353,435	$150,024	$(532)	$122,452	$99,655
Cash flows provided by operating activities	$149,016	$103,841	$50,702	$34,126	$29,395
Balance Sheet Data (at end of period):
Total assets	$4,079,485	$3,780,363	$3,590,893	$3,919,423	$3,460,802
Total debt, net of discount	$1,938,408	$1,877,134	$2,037,355	$2,058,467	$1,872,795

(1)	Includes hotel revenues and expenses with respect to 88 hotels that were leased to IHG prior to July 1, 2001. Prior to the acquisition of the leases, our revenues were comprised mainly of percentage lease revenues.

(2)	Includes hotel revenue and expenses with respect to 88 hotels that were leased to IHG prior to July 1, 2001. Prior to the acquisition of these leases, our revenues with respect to these 88 hotels were comprised mainly of percentage lease revenues. Accordingly, revenues, expenses and operating results for the year ended December 31, 2002, are not directly comparable to the same period in 2001.

(3)	Continuing operations for all years prior to 2004 have been restated to reflect those hotels disposed of in 2003 and through June 30, 2004, or considered held for sale at June 30, 2004, as discontinued operations.

(4)	Included in net income (loss) from continuing operations are the following amounts (in thousands):

				Six Months Ended
	Years Ended December 31,			June 30,

	2001	2002	2003	2003	2004

Impairment loss	$(6,273)	$(51,662)	$(203,070)	$(7,824)	$—
Minority interest share of impairment loss	—	—	1,770	—	—
Charge off of deferred debt costs	(1,270)	(3,222)	(2,834)	(2,834)	(4,174)
Gain (loss) on early extinguishment of debt	—	—	—	1,260	(28,246)
Abandoned projects	(837)	(1,663)	—	—	—
Lease acquisition costs	(36,604)	—	—	—	—
Merger termination costs	(19,919)	—	—	—	—
Merger related financing costs	(5,486)	—	—	—	—
Gain on swap termination	(7,049)	—	—	—	1,005

(5)	Historical cost accounting for real estate assets implicitly assumes that the value of real estate assets diminish predictably over time. Since real estate values instead have historically risen or fallen with market conditions, most industry investors consider supplemental measurements of performance to be helpful in evaluating a real estate company’s operations. We consider Funds From Operations, or FFO, and Earnings Before Interest, Taxes, Depreciation and Amortization, or EBITDA, to be supplemental measures of a REIT’s performance and should be considered along with, but not as an alternative to, net income as a measure of our operating performance.

The White Paper on Funds From Operations approved by the Board of Governors of the National Association of Real Estate Investment Trusts, or NAREIT, defines FFO as net income or loss (computed in accordance with generally accepted accounting principles), excluding gains or losses from sales of property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect funds from operations on the same basis. FFO and EBITDA are not measures of operating performance under generally accepted accounting principles in the U.S., or GAAP. However, we believe that FFO and EBITDA are helpful to management and investors as supplemental measures of the performance of an equity REIT. We compute FFO in accordance with standards established by NAREIT. This may not be comparable to FFO reported by other REITs that do not define the term in accordance with the current NAREIT definition, or that interpret the current NAREIT definition differently than we do.

FFO and EBITDA should not be considered as alternatives to net income, operating profit, cash flow from operations, or any other operating performance measure prescribed by GAAP. Neither should FFO, FFO per share and EBITDA be considered as measures of our liquidity or indicative of funds available for our cash needs, including our ability to make cash distributions. FFO per share does not measure, and should not be used as a measure of amounts that accrue directly to the benefit of stockholders.

The computation of FFO for FelCor LP and FelCor yields the same result. The following tables detail the computation of FFO for FelCor LP (in thousands):

				Six Months Ended
	Year Ended December 31,			June 30,

FFO	2001	2002	2003	2003	2004

Net loss	$(50,144)	$(192,298)	$(327,921)	$(44,344)	$(55,857)
Preferred dividends	(12,938)	(26,292)	(26,908)	(13,454)	(15,696)
Depreciation	168,574	164,433	150,035	78,892	64,685
Gain on the sale of assets	—	(5,861)	(2,668)	330	941

FFO	$105,492	$(60,018)	$(207,462)	$21,424	$(5,927)

Consistent with SEC guidance, FFO has not been adjusted for the following amounts included in net income (loss) (in thousands):

				Six Months Ended
	Years Ended December 31,			June 30,

	2001(a)	2002	2003	2003	2004

Impairment loss:
Continuing operations	$(6,273)	$(51,662)	$(203,069)	$—	$—
Discontinued operations	$(727)	$(105,843)	$(42,440)	$(7,824)	$—
Minority interest share of impairment loss	$—	$—	$1,770	$—	$—
Charge off of deferred debt costs	$(1,270)	$(3,222)	$(2,834)	$(2,834)	$(4,174)
Gain (loss) on early extinguishment of debt	$—	$—	$1,611	$1,260	$(28,246)
Gain (loss) on swap termination	$(7,049)	$—	$—	$—	$1,005
Abandoned projects	$(837)	$(1,663)	$—	$—	$—
Lease termination costs	$—	$—	$—	$—	$(4,900)
Merger costs:
Termination costs	$(19,919)	$—	$—	$—	$—
Financing costs	$(5,486)	$—	$—	$—	$—
Lease acquisition costs	$(36,604)	$—	$—	$—	$—

The computation of EBITDA for FelCor LP and FelCor yields the same result. The following table details the computation of EBITDA for FelCor (in thousands):

				Six Months Ended
	Year Ended December 31,			June 30,

EBITDA	2001	2002	2003	2003	2004

Net loss	$(50,144)	$(192,298)	$(327,921)	$(44,344)	$(55,857)
Depreciation	168,573	164,433	150,035	78,892	64,685
Lease termination cost	—	—	—	—	4,900
Merger costs:
Termination costs	19,919	—	—	—	—
Financing costs	5,486	—	—	—	—
Lease acquisition costs	36,604	—	—	—	—
Interest expense	170,904	175,801	175,144	86,824	84,905
Amortization expense	2,093	2,088	2,210	1,080	1,022

EBITDA	$353,435	$150,024	$(532)	$122,452	$99,655

Consistent with SEC guidance, EBITDA has not been adjusted for the following amounts included in net income (loss) (in thousands):

				Six Months Ended
	Years Ended December 31,			June 30,

	2001(a)	2002	2003	2003	2004

Impairment loss:
Continuing operations	$(6,273)	$(51,662)	$(203,069)	$—	$—
Discontinued operations	$(727)	$(105,843)	$(42,440)	$(7,824)	$—
Minority interest share of impairment loss	$—	$—	$1,770	$—	$—
Charge off of deferred debt costs	$(1,270)	$(3,222)	$(2,834)	$(2,834)	$(4,174)
Gain (loss) on early extinguishment of debt	$—	$—	$1,611	$1,260	$(28,246)
Gain (loss) on swap termination	$(7,049)	$—	$—	$—	$1,005
Abandoned projects	$(837)	$(1,663)	$—	$—	$—
Gain (loss) on the sale of assets	$—	$5,861	$2,668	$(330)	$(941)

(6)	For the purpose of computing the ratio of earnings to fixed charges, earnings consist of income from continuing operations plus fixed charges, excluding capitalized interest, and fixed charges consist of interest, whether expensed or capitalized, and amortization of loan costs.

(7) (a)	For the year ended December 31, 2001, we incurred a loss from continuing operations. Our earnings would have had to have been $54 million greater than they were to have covered our fixed charges.

(b)	For the year ended December 31, 2002, we incurred a loss from continuing operations. Our earnings would have had to have been $61 million greater than they were to have covered our fixed charges.

(c)	For the year ended December 31, 2003, we incurred a loss from continuing operations. Our earnings would have had to have been $285 million greater than they were to have covered our fixed charges.

(d)	For the six months ended June 30, 2003, we incurred a loss from continuing operations. Our earnings would have had to have been $34 million greater than they were to have covered our fixed charges.

(e)	For the six months ended June 30, 2004, we incurred a loss from continuing operations. Our earnings would have had to have been $49 million greater than they were to have covered our fixed charges.

RISK FACTORS

      An investment in the new notes involves a significant degree of risk. You should carefully consider the following risk factors, together with all of the other information included or incorporated by reference in this prospectus, in evaluating the exchange offer.

If you do not properly tender your old notes, you will continue to hold unregistered old notes and your ability to transfer old notes will be limited.

      We will only issue new notes in exchange for old notes that are timely received by the exchange agent, together with all required documents, including a properly completed and signed letter of transmittal. Therefore, you should allow sufficient time to ensure timely delivery of the old notes and you should carefully follow the instructions on how to tender your old notes. Neither we nor the exchange agent are required to tell you of any defects or irregularities with respect to your tender of the old notes. If you do not tender your old notes properly, then, after we consummate the exchange offer, you may continue to hold old notes that are subject to the existing transfer restrictions. In addition, if you tender your old notes for the purpose of participating in a distribution of the new notes, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the new notes. If you are a broker-dealer that receives new notes for your own account in exchange for old notes that you acquired as a result of market-making activities or any other trading activities, you will be required to acknowledge that you will deliver a prospectus in connection with any resale of such new notes. After the exchange offer is consummated, if you continue to hold any old notes, you may have difficulty selling them because there may be only a small amount of old notes outstanding.

Future terrorist activities and United States military involvement in the Middle East and elsewhere may result in reducing business and leisure travel, which would reduce our revenues.

      The terrorist attacks of September 11, 2001, caused a significant disruption in travel-related businesses in the United States. Consistent with the rest of the lodging industry, we experienced substantial declines in occupancy and average daily rate, or ADR, due to a decline in both business and leisure travel in 2001 and throughout 2002. In 2003, the continuing sluggish economy, the crisis in the Middle East, culminating in Operation Iraqi Freedom, continued United States military involvement in the Middle East and ongoing threats of terrorism acted to restrict travel and lodging demand. Another act of terrorism in the United States, protracted or expanded United States military involvement in the War on Terrorism, heightened “Threat Levels,” contractions in the airline industry, or increased security precautions making air travel more difficult could limit or delay any recovery, or result in further decreases, in travel and our revenues. We are unable to predict with certainty when or if travel and lodging demand will be fully restored to historically normal levels. The factors described above, as well as other political or economic events, may limit or delay any recovery in the lodging industry, thereby extending the already lengthy period of uncertainty that has adversely affected the lodging industry, including us, as a result of reduced public travel.

Our financial leverage is high and is exacerbated by depressed operating cash flows.

      At June 30, 2004, our consolidated debt of $1.9 billion represented 61% of our total market capitalization. The decline in our revenues and cash flow from operations during 2001, 2002 and 2003, have resulted in a reduction of our public debt ratings and may limit our access to additional debt capital. Our senior unsecured public notes currently are rated B1 by Moody’s Investors Service, and B- by Standard & Poor’s, which are considered below investment grade. Historically, we have incurred debt for acquisitions and to fund our renovation, redevelopment and rebranding programs. Limitations upon our access to debt financing could adversely affect our ability to fund such activities and programs in the future.

      At June 30, 2004, approximately $1.0 billion of our $1.9 billion of consolidated debt was secured by mortgages or capital leases. Due to the depressed operating cash flow from our remaining unencumbered hotels, we are limited in the amount of additional secured indebtedness we can obtain.

      The economic slowdown, which began in early 2001 and which was exacerbated by the terrorist attacks of September 11, 2001, resulted in consecutive declines in our RevPAR during 2001, 2002 and 2003, compared to the prior years. If RevPAR continues at current levels for a protracted period of time, or worsens, it could result in a continuation, or worsening, of our net losses and reduce our ability to pay dividends and service our debt.

      Our financial leverage could have important consequences. For example, it could:

•	limit our ability to obtain additional financing for working capital, renovation, redevelopment and rebranding plans, acquisitions, debt service requirements and other purposes;

•	require us to agree to additional restrictions and limitations on our business operations and capital structure to obtain additional or continued financing;

•	increase our vulnerability to adverse economic and industry conditions, as well as to fluctuations in interest rates;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing funds available for operations, future business opportunities, the payment of dividends or other purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and

•	place us at a competitive disadvantage, compared to our competitors that have less debt.

Our debt agreements currently allow us to incur additional debt, which, if incurred, could exacerbate the other risks described herein.

      We may be able to incur substantial debt in the future. Based upon our calculation of the limitations described below, assuming additional debt was borrowed at a 7% annual interest rate and invested in assets generating annual EBITDA equal to 7% of their cost, at June 30, 2004, we could have incurred approximately $650 million in aggregate additional indebtedness, all of which could have been secured indebtedness or subsidiary debt. In addition, we may be able to borrow up to the greater of $50 million or 1.5 times our consolidated EBITDA for the trailing four quarters under a line of credit and incur indebtedness to refinance or refund existing indebtedness, even if the incurrence tests described below are not satisfied.

      We are currently discussing with one of our secured lenders the possibility of increasing the currently outstanding loan of $91 million, based upon the existing collateral, by $30 to $40 million, which we intend to use to repay other outstanding debt. We are also discussing the refinancing of a hotel held by a joint venture whose loan matures in early 2005. As part of this refinancing, we may increase the $40 million debt secured by this hotel by $5 to $10 million. Although we have no other immediate plans to increase our outstanding indebtedness, there can be no assurance that we will not do so in the future. If new debt is added to our current debt levels, the risks described in the immediately preceding risk factor would intensify.

We have restrictive debt covenants that could adversely affect our ability to finance our operations or engage in other business activities.

      The indentures governing the notes and our existing senior unsecured notes contain various restrictive covenants and incurrence tests, including, among others, provisions that can restrict our ability to:

•	incur any additional indebtedness if, after giving effect thereto, our consolidated indebtedness would exceed 60% of our adjusted total assets or our interest coverage ratio would exceed 2.0 to 1;

•	incur any additional secured indebtedness or subsidiary debt if, after giving effect thereto, our consolidated secured indebtedness and subsidiary debt exceeded 45% of our adjusted total assets;

•	make common and preferred distributions;

•	make investments;

•	engage in transactions with affiliates;

•	incur liens;

•	merge or consolidate with another person;

•	dispose of all or substantially all of our assets; and

•	permit limitations on the ability of our subsidiaries to make payments to us.

      These restrictions may adversely affect our ability to finance our operations or engage in other business activities that may be in our best interest.

      Our existing publicly-traded senior unsecured notes require that we satisfy total leverage, secured leverage and interest coverage tests in order to: incur additional indebtedness, except to refinance maturing debt with replacement debt, as defined under our indentures; pay dividends in excess of the minimum dividend required to meet the REIT qualification test; repurchase capital stock; or merge. As of the date of this prospectus, we have satisfied all such tests. Under the terms of the indentures governing our existing 9 1/2% senior notes due 2008 and our 8 1/2% senior notes due 2011, we are prohibited from repurchasing any of our capital stock, whether common or preferred, subject to certain exceptions, so long as our debt-to-EBITDA ratio, as defined in the indentures, exceeds 4.85 to 1. Our current debt-to-EBITDA ratio exceeds that ratio and is expected to do so for the foreseeable future. Accordingly, we are prohibited from purchasing any of our capital stock, except as permitted under limited exceptions, such as from the proceeds of a substantially concurrent issuance of other capital stock.

      If actual operating results fail to meet our current expectations, as reflected in our public guidance, or if interest rates increase more than we expect, we may be unable to continue to satisfy the incurrence test under the indentures governing our existing senior unsecured notes. In such an event, we may be prohibited from incurring additional indebtedness, except to repay or refinance maturing debt with debt of similar priority in the capital structure, and may be prohibited from, among other things, paying distributions on our preferred or common stock, except to the extent necessary to satisfy the REIT qualification requirement that we distribute currently at least 90% of our taxable income. In the event of our failure of this incurrence test, based upon our current estimates of taxable income for 2004, we would be unable to distribute the full amount of dividends accruing under our outstanding preferred stock in 2004 and, accordingly, could pay no distributions on our common stock.

      Our failure to timely satisfy any judgment or recourse indebtedness, if in the amount of $10 million or more, could result in the acceleration of most of our existing unsecured recourse indebtedness. We may not be able to refinance or repay our debt in full under those circumstances.

The notes are effectively junior to certain of our and our subsidiaries’ existing debt.

      The notes are unsecured and will rank equally with our $576 million of other unsecured senior debt outstanding as of August 31, 2004, and any future unsecured senior debt. The notes will be effectively subordinated to all of our and our consolidated subsidiaries’ secured debt and to any unsecured debt of our non-guarantor subsidiaries. As of August 31, 2004, we and our consolidated subsidiaries had approximately $1,023 million of secured debt, all of which was mortgage and capitalized lease debt and effectively senior to the notes to the extent of the value of the underlying assets.

      As of August 31, 2004, our non-guarantor subsidiaries had no unsecured debt.

Existing relationships may result in certain of our directors and officers having interests that conflict with ours.

      Certain FelCor directors. At June 30, 2004, IHG managed 66 of our hotels. Richard C. North, who joined FelCor’s board during 1998, was, until September 30, 2004, the Chief Executive Officer of IHG, which, through its affiliates, owns approximately 17% of FelCor’s outstanding common stock.

      Issues may arise under the management contracts, and in the allocation of acquisition and management opportunities, that present conflicts of interest due to the relationship of Mr. North to the companies with which he was associated. For example, in the event we decide to sell additional hotels currently managed by IHG, or enter into new or additional hotel management contracts or other transactions with IHG, the interests of Mr. North, by virtue of his prior relationship with IHG, may conflict with our interests. Any increase in management fees payable to IHG will increase our expenses. Also, in the selection of brands under which our hotels will be operated, Mr. North, by virtue of his prior relationship with IHG, may have interests that conflict with our interests.

      A director who has a conflict of interest with respect to an issue presented to the FelCor board will have no legal obligation to abstain from voting upon that issue. FelCor has no provisions in its bylaws or charter that require an interested director to abstain from voting upon an issue. It does not expect to add provisions in its charter and bylaws to this effect. Although each director has a duty of loyalty to us, there is a risk that, should an interested director vote upon an issue in which he or one of his affiliates has an interest, his vote may reflect a bias that could be contrary to our best interests. In addition, even if an interested director abstains from voting, the director’s participation in the meeting and discussion of an issue in which he or companies with which he is associated have an interest could influence the votes of other directors regarding the issue.

      For information regarding the management agreements entered into by us with IHG and others, reference is made to the description of these agreements under the section “Business and Properties — Management Agreements.”

      Adverse tax consequences to affiliates on a sale of some hotels. Thomas J. Corcoran, Jr., our President and Chief Executive Officer, and Robert A. Mathewson, a director of FelCor, may incur additional tax liability if we sell our investments in six hotels that we acquired in July 1994 from partnerships in which they were investors. Consequently, our interests could differ from Messrs. Corcoran’s and Mathewson’s interests in the event that we consider a sale of any of these hotels. Decisions regarding a sale of any of these six hotels must be made by a majority of FelCor’s independent directors.

We are subject to the risks inherent in the hospitality industry.

      The economic slowdown that began in 2001 has had a significant adverse effect on our RevPAR performance and results of operations. Unless the current economic recovery continues, the effects on our financial condition could be material. We have experienced declines in RevPAR, beginning in March 2001 and continuing through 2003. A sharp reduction in business travel was the primary cause of the RevPAR decline. The decreased occupancies led to declines in room rates, as hotels competed more aggressively for guests. Both of these factors have had a significant adverse effect on our RevPAR, operating margins and results of operations. Primarily as a result of the concentration of our hotels in certain markets, the RevPAR performance of our hotels was below the national average. The following table reflects the RevPAR changes experienced by our hotels, as a group, compared to all U.S. hotels, as a group, for the past three calendar years and the six months ended June 30, 2004:

	Change in RevPAR

	Six Months
	Ended	Year Ended December 31,
	June 30,
	2004	2003	2002	2001

All FelCor hotels	+5.8%	-4.4%	-8.1%	-11.4%
All U.S. hotels	+8.2%	+0.2%	-2.5%	-6.6%

If the current economic recovery stalls, or if the lodging industry fails to benefit from the recovery for a protracted period of time, or if the markets in which we have significant concentrations should fail to participate in any recovery in the industry, our results of operations and financial condition could deteriorate.

      Investing in hotel assets involves special risks. We have invested in hotel-related assets, and our hotels are subject to all of the risks common to the hotel industry. These risks could adversely affect hotel occupancy and the rates that can be charged for hotel rooms, and generally include:

•	competition from other hotels;

•	construction of more hotel rooms in a particular area than needed to meet demand;

•	the current high cost of, and any further increases in, fuel costs and other travel expenses, inconveniences and other events that reduce business and leisure travel;

•	adverse effects of declines in general and local economic activity;

•	fluctuations in our revenue caused by the seasonal nature of the hotel industry;

•	a downturn in the hotel industry; and

•	risks generally associated with the ownership of hotels and real estate, as discussed below.

      We could face increased competition. Each of our hotels competes with other hotels in its geographic area. A number of additional hotel rooms have been, or may be, built in a number of the geographic areas in which our hotels are located, which could adversely affect both occupancy and rates in the markets in which our hotels are located. A significant increase in the supply of Midprice, Upscale and Upper Upscale hotel rooms and suites, if demand fails to increase at least proportionately, could have a severe adverse effect on our business, financial condition and results of operations.

      We face reduced coverages and increased costs of insurance. In an effort to keep our cost of insurance within reasonable limits, we have only purchased terrorism insurance for those hotels that are secured by mortgage debt, as required by our lenders. Our terrorism insurance policy has both per occurrence and aggregate limits of $50 million. We have established a self-insured retention of $250,000 per occurrence for general liability insurance with regard to 74 of our hotels. The remainder of our hotels participate in general liability programs sponsored by our managers, with no deductible. Our property insurance has a $100,000 all risk deductible, a deductible of 2% of insured value for named windstorm coverage and a deductible of 5% of insured value for California earthquake coverage. Should uninsured or not fully insured losses be substantial, they could have a material adverse impact on our operating results, cash flows and financial condition.

      We have geographic concentrations that may create risks from regional or local economic, seismic or weather conditions. At June 30, 2004, approximately 58% of our hotel rooms were located in, and 51% of our 2003 hotel operating profits were generated from, four states: California, Florida, Georgia and Texas. Additionally, we have concentrations in three major metropolitan areas, Atlanta, the San Francisco Bay Area and Dallas, which together represented approximately 19% of our hotel operating profits for the year ended December 31, 2003. Therefore, adverse economic, seismic or weather conditions in these states or metropolitan areas will have a greater adverse effect on us than on the industry as a whole.

      We had 26 hotels designated, at June 30, 2004, as non-strategic that we intend to dispose of by the end of 2005. We may be unable to sell these hotels at acceptable prices, or at all, within the proposed time frame. If we are unable to sell these hotels at anticipated prices, we may realize additional losses upon sale. Furthermore, if we are unable to sell these hotels at all or within the anticipated time frame, our ability to reduce debt and reposition our portfolio would be adversely affected. Even if we are successful in selling these hotels as contemplated, if we fail to reinvest the net proceeds in a manner that will generate returns equal to, or better than, the hotels sold, our results of operations will be adversely affected.

      The sale of IHG managed hotels could result in liquidated damages or reinvestment requirements. Although we amended our IHG management agreement to extend contracts for 27 hotels in exchange for a $25 million credit to apply to the satisfaction of the termination fees due from the sale of 35 of our IHG managed hotels, the sale of other IHG managed hotels will still trigger termination fees or reinvestment requirements. Additionally, following the full utilization of this credit, which may occur as early as late 2004, we will again be required to reinvest the net proceeds from the sale of IHG managed hotels in other hotels to be managed by IHG or pay substantial termination fees. Termination fees, stated in terms of liquidated damages for the termination of the management agreement, vary by hotel, depending upon the remaining term of the applicable management agreement, and are based upon a multiple of the trailing 12 months’ management fees paid to IHG. The multiples currently range from 6.7 to 9.3 times the past year’s management fees and decline annually. No termination fee or liquidated damages will be incurred by FelCor if it timely reinvests the net proceeds from the sale of an IHG managed hotel in an approved substitute hotel to be managed by IHG under the master management agreement.

      We are subject to possible adverse effects of franchise and licensing agreement requirements. Substantially all of our hotels are operated under existing franchise or license agreements with nationally recognized hotel brands. Each agreement requires that the licensed hotel be maintained and operated in accordance with specific standards and restrictions in order to maintain uniformity within the franchisor system. Compliance with these standards, and changes in these standards, could require us to incur significant expenses or capital expenditures, which could adversely affect our results of operations and ability to make distributions to our unitholders and payments on our indebtedness. At the date of this prospectus, we had unsatisfied demands relating to two hotels franchised by affiliates of Hilton Hotels Corporation and four hotels licensed by affiliates of InterContinental Hotels Group that we make certain capital improvements to those hotels or that the applicable franchise or license could be terminated. We have submitted capital improvement plans to the brand owners for these hotels, with an aggregate estimated cost of approximately $3.6 million. Of these six improvement plans, four have been approved by the brand owner and the work is currently in progress. The two most recently submitted plans are awaiting brand owner approval. No assurance can be provided that we will be able to timely satisfy all of these capital requirements or that, if satisfied, additional requirements will not be imposed.

      If such a franchise or license agreement terminates due to our failure to make required improvements, we may be liable to the brand manager or franchisor for a termination payment. These termination payments vary by agreement and hotel, but are generally measured by a multiple of between three and 9.3 times the annual fees received by the franchiser or brand manager. The loss of a substantial number of brand licenses could have a material adverse effect on our business because of the loss of associated name recognition, marketing support and centralized reservation systems provided by the brand manager or franchisor. Our franchise agreements also expire or terminate, subject to certain specified renewal rights, at various times. As a condition of the renewal or extension of the franchise agreements, the brand owner may require the payment of substantial fees and may require substantial capital improvements to be made to the hotels for which we would be responsible. During the next five years, the franchise or license agreements applicable in respect of 17 of our hotels are scheduled to expire in accordance with their terms.

      We are subject to the risks of brand concentration. We are subject to the potential risks associated with the concentration of our hotels under a limited number of brands. A negative public image or other adverse event that becomes associated with the brand could adversely affect hotels operated under that brand. The following percentages reflect the operating profit generated by our consolidated portfolio of 153 hotels included in continuing operations as of June 30, 2004, operated under each of the indicated brands during the year ended December 31, 2003:

		% of 2003
		Hotel
		Operating
	Hotels	Profit

Embassy Suites Hotels	56	48%
Holiday Inn-branded hotels	43	24%
Crowne Plaza	15	7%
Sheraton-branded	10	8%
Doubletree-branded hotels	10	6%

      Should any of these brands suffer a significant decline in popularity with the traveling public, it could adversely affect our revenues and profitability.

      We are subject to the risks of hotel operations. Through our ownership of the lessees of our hotels, we are subject to the risk of fluctuating hotel operating expenses at our hotels, including but not limited to:

•	wage and benefit costs;

•	repair and maintenance expenses;

•	gas and electricity costs;

•	insurance costs, including health, general liability and workers compensation; and

•	other operating expenses.

      In addition, we are subject to the risks of a decline in operating margins, which occurs when hotel operating expenses increase disproportionately to revenues. These operating expenses and margins are more difficult to predict and control than revenue, resulting in an increased risk of volatility in our results of operations.

      The lodging business is seasonal in nature. Generally, hotel revenues for our hotel portfolio are greater in the second and third calendar quarters than in the first and fourth calendar quarters, although this may not be true for hotels in major tourist destinations. Revenues for hotels in tourist areas generally are substantially greater during tourist season than other times of the year. Seasonal variations in revenue at our hotels can be expected to cause quarterly fluctuations in our revenues. Quarterly earnings also may be adversely affected by events beyond our control, such as extreme weather conditions, economic factors and other considerations affecting travel.

      We lack control over the management and operations of our hotels. We are dependent on the ability of independent third party managers to operate and manage our hotels. In order to maintain FelCor’s REIT status, we cannot operate our hotels or any subsequently acquired hotels. As a result, we are unable to directly implement strategic business decisions for the operation and marketing of our hotels, such as decisions with respect to the setting of room rates, the salary and benefits provided to hotel employees, the conduct of food and beverage operations and similar matters.

Our ability to grow or sustain our business may be limited by our ability to attract debt or equity financing, and we may have difficulty accessing capital on attractive terms.

      We may not be able to fund future growth and operations solely from cash provided from operating activities because of recent declines in cash flows and our obligation to fund FelCor’s requirement to distribute at least 90% of its taxable income each year to maintain its status as a REIT. Consequently, we may be forced to rely upon the proceeds of hotel sales or the availability of debt or equity capital to fund hotel acquisitions and necessary capital improvements, and we may be dependent upon our ability to attract debt financing from public or institutional lenders. The capital markets have been, and in the future may be, adversely affected by various events beyond our control, such as the United States’ military involvement in the Middle East and elsewhere, the terrorist attacks on September 11, 2001, the ongoing War on Terrorism by the United States and the bankruptcy of major companies, such as Enron Corp. Similar events, such as an escalation in the War on Terrorism, new terrorist attacks, or additional bankruptcies in the future, as well as other events beyond our control, could adversely affect the availability and cost of capital for our business. We cannot assure you that we will be successful in attracting sufficient debt or equity financing to fund future growth and operations, or to pay or refinance existing debt, at an acceptable cost, or at all.

We own and may acquire interests in hotel joint ventures with third parties that expose us to some risk of additional liabilities or capital requirements.

      We own, through our subsidiaries, interests in several real estate joint ventures with third parties. Joint ventures that are not consolidated into our financial statements owned a total of 20 hotels, in which we had an aggregate investment of approximately $117 million at June 30, 2004. The operations of 15 of these hotels are included in our consolidated results of operations due to our ownership of the lessee of these hotels. None of FelCor’s directors or officers hold any interest in any of these ventures. Our joint venture partners are affiliates of Hilton Hotels Corporation, with respect to 12 hotels, affiliates of Starwood Hotels and Resorts, with respect to one hotel, and private entities or individuals with respect to seven hotels. The ventures and hotels were subject to non-recourse mortgage loans aggregating approximately $293 million at June 30, 2004. Additionally, one joint venture entered into a $98 million construction loan to finance the construction of a residential condominium development. That construction loan has been guaranteed equally, on a several basis, by us and Hilton, our joint venture partner. At June 30, 2004, there was $82 million outstanding on this loan, of which we had guaranteed our pro rata share of $41 million at June 30, 2004.

      The personal liability of our subsidiaries under existing non-recourse loans secured by the hotels of our joint ventures is generally limited to the guaranty of the borrowing ventures’ personal obligations to pay for the lender’s losses caused by misconduct, fraud or misappropriation of funds by the ventures and other typical exceptions from the non-recourse covenants in the mortgages, such as those relating to environmental liability. We may invest in other ventures in the future that own hotels and have recourse or non-recourse debt financing. If a venture defaults under its mortgage loan, the lender may accelerate the loan and demand payment in full before taking action to foreclose on the hotel. As a partner or member in any of these ventures, our subsidiary may be exposed to liability for claims asserted against the venture, and the venture may not have sufficient assets or insurance to discharge the liability.

      Our subsidiaries may not legally be able to control decisions being made regarding these ventures and their hotels. In addition, the hotels in a venture may perform at levels below expectations, resulting in the potential for insolvency of the venture unless the partners or members provide additional funds. In some ventures, the partners or members may elect to make additional capital contributions. In many of the foregoing events, we may be faced with the choice of losing our investment in the venture or investing more capital in it with no guaranty of receiving a return on that investment.

As a REIT, we are subject to specific tax laws and regulations, the violation of which could subject us to significant tax liabilities.

      The federal income tax laws governing REITs are complex. FelCor has operated, and intends to continue to operate, in a manner that is intended to enable it to qualify as a REIT under the federal income tax laws. The REIT qualification requirements are extremely complicated, and interpretations of the federal income tax laws governing qualification as a REIT are limited. Accordingly, FelCor cannot be certain that it has been, or will continue to be, successful in operating so as to qualify as a REIT. At any time, new laws, interpretations or court decisions may change the federal tax laws relating to, or the federal income tax consequences of, qualification as a REIT.

      Failure to make required distributions would subject FelCor to tax. Each year, a REIT must pay out to its stockholders at least 90% of its taxable income, other than any net capital gain. To the extent that FelCor satisfies the 90% distribution requirement, but distributes less than 100% of its taxable income, it will be subject to federal corporate income tax on its undistributed taxable income. In addition, it will be subject to a 4% nondeductible tax if the actual amount it pays out to its stockholders in a calendar year is less than the minimum amount specified under federal tax laws. FelCor’s only source of funds to make such distributions comes from distributions from us. Accordingly, we may be required to borrow money or sell assets to make distributions sufficient to enable FelCor to pay out enough of its taxable income to satisfy the distribution requirements and to avoid corporate income tax and the 4% tax in a particular year.

      Failure to qualify as a REIT would subject FelCor to federal income tax. If FelCor fails to qualify as a REIT in any taxable year, it would be subject to federal income tax at regular corporate rates on its taxable income for any such taxable year for which the statute of limitations remains open. We might need to borrow money or sell hotels in order to distribute to FelCor the funds necessary to pay any such tax. If FelCor ceases to be a REIT, it no longer would be required to distribute most of its taxable income to its stockholders. Unless its failure to qualify as a REIT were excused under federal income tax laws, FelCor could not re-elect REIT status until the fifth calendar year following the year in which it failed to qualify.

      A sale of assets acquired from Bristol Hotel Company, or Bristol, within ten years after the merger may result in FelCor incurring corporate income tax. If we sell any asset acquired from Bristol within ten years after our 1998 merger with Bristol, and FelCor recognizes a taxable gain on the sale, FelCor will be taxed at the highest corporate rate on an amount equal to the lesser of:

•	the amount of gain recognized at the time of the sale; or

•	the amount of gain that FelCor would have recognized if we had sold the asset at the time of the Bristol merger for its then fair market value.

      The sales of Bristol hotels that have been made to date have not resulted in any material amount of tax liability to FelCor. If we are successful in selling the hotels that we have designated as non-strategic, the majority of which are Bristol hotels, FelCor could incur corporate income tax with respect to the related built in gain. At the current time, FelCor believes that it will be able to avoid any substantial built in gain tax on these sales through offsetting built in losses, like kind exchanges and other tax planning strategies.

Departure of key personnel, including Mr. Corcoran, could deprive us of the institutional knowledge, expertise and leadership they provide.

      Our management includes four senior-level executive positions, including the President and Chief Executive Officer, currently Mr. Corcoran, and three Executive Vice Presidents. The persons in these positions generally possess institutional knowledge about the company or the hospitality or real estate industries, have significant expertise in their fields, and possess leadership skills that are important to our operations. Effective April 23, 2004, one of these senior officers, Richard J. O’Brien, who had been our Executive Vice President and Chief Financial Officer since 2001, submitted his resignation. We engaged a professional search firm to assist us in identifying potential candidates to fill the vacancy created by Mr. O’Brien’s resignation. On October 13, 2004, we announced the hiring of Richard A. Smith as our Chief Financial Officer and Executive Vice President, although Mr. Smith is not expected to start until November 15, 2004. The loss of any of our other senior officers, or the failure of Mr. Smith to begin his employment with us as expected, could adversely affect our ability to execute our business strategy.

We are subject to the risks of real estate ownership, which could increase our costs of operations.

      General Risks. Our investments in hotels are subject to the numerous risks generally associated with owning real estate, including among others:

•	adverse changes in general or local economic or real estate market conditions;

•	changes in zoning laws;

•	changes in traffic patterns and neighborhood characteristics;

•	increases in assessed valuation and real estate tax rates;

•	increases in the cost of property insurance;

•	recent and future increases in the cost of wood, steel, concrete and other building materials, which increase the cost of renovations, expansions and new construction;

•	costly governmental regulations and fiscal policies;

•	the potential for uninsured or underinsured property losses;

•	the potential that we are unable to meet all requirements under the Americans with Disabilities Act;

•	the impact of environmental laws and regulations; and

•	other circumstances beyond our control.

      Moreover, real estate investments are relatively illiquid, and we may not be able to adjust our portfolio in a timely manner to respond to changes in economic and other conditions.

      Compliance with environmental laws may adversely affect our financial condition. Owners of real estate are subject to numerous federal, state, local and foreign environmental laws and regulations. Under these laws and regulations, a current or former owner of real estate may be liable for the costs of remediating hazardous substances found on its property, whether or not it was responsible for their presence. In addition, if an owner of real property arranges for the disposal of hazardous substances at another site, it may also be liable for the costs of remediating the disposal site, even if it did not own or operate the disposal site. Such liability may be imposed without regard to fault or the legality of a party’s conduct and may, in certain circumstances, be joint and several. A property owner may also be liable to third parties for personal injuries or property damage sustained as a result of its release of hazardous or toxic substances, including asbestos-containing materials, into the environment. Environmental laws and regulations may require us to incur substantial expenses and limit the use of our properties. We could have substantial liability for a failure to comply with applicable environmental laws and regulations, which may be enforced by the government or, in certain instances, by private parties. The existence of hazardous substances on a property can also adversely affect the value of, and the owner’s ability to use, sell or borrow against, the property.

      We cannot provide assurances that future or amended laws or regulations, or more stringent interpretations or enforcement of existing environmental requirements, will not impose any material environmental liability, or that the environmental condition or liability relating to the hotels will not be affected by new information or changed circumstances, by the condition of properties in the vicinity of such hotels, such as the presence of leaking underground storage tanks, or by the actions of unrelated third parties.

      Compliance with the Americans with Disabilities Act may adversely affect our financial condition. Under the Americans with Disabilities Act of 1990, all public accommodations, including hotels, are required to meet certain federal requirements for access and use by disabled persons. Various state and local jurisdictions have also adopted requirements relating to the accessibility of buildings to disabled persons. We believe that our hotels substantially comply with the requirements of the Americans with Disabilities Act and other applicable laws. However, a determination that the hotels are not in compliance with such laws could result in liability for both governmental fines and payments to private parties. If we were required to make unanticipated major modifications to the hotels to comply with the requirements of the Americans with Disabilities Act and other similar laws, it could adversely affect our ability to make distributions to our stockholders and to pay our obligations.

Under certain circumstances, courts may void the subsidiary guarantees of the notes under fraudulent transfer laws, which will render the guarantees unenforceable by you.

      Federal and state fraudulent conveyance laws allow courts, under specific circumstances, to void guarantees and require noteholders to return payments received from guarantors in the event of the bankruptcy or other financial difficulty of the subsidiary guarantor. Under federal bankruptcy law and comparable provisions of state fraudulent transfer laws, a guarantee of the notes could be voided, or claims in respect of a guarantee could be subordinated to all other debt of the guarantor, if, among other things, at the time the guarantor incurred the debt evidenced by its guarantee, the guarantor:

•	received less than reasonably equivalent value or fair consideration for the incurrence of such guarantee; and

•	was insolvent or was rendered insolvent by reason of such incurrence; or

•	was engaged in a business or transaction for which the guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed (or reasonably should have believed) that it would incur, debts beyond its ability to pay such debts as they mature.

      In addition, any payment by that guarantor pursuant to its guarantee could be voided and required to be returned to the guarantor, or to a fund for the benefit of the creditors of the guarantor.

      The measure of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor of the notes would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets; or

•	the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and matured; or

•	it could not pay its debts as they become due.

      A court is likely to find that a guarantor of the notes did not receive fair consideration or reasonably equivalent value for its guarantee to the extent that its liability under the guarantee is greater than the direct benefit it received from the issuance of the notes. By its terms, each guarantee of the notes will limit the liability of the guarantor to the maximum amount that it can pay without the guarantee being deemed a fraudulent transfer. A court may not give effect to this limitation on liability. In that event, a court may find that the issuance of the guarantee rendered the subsidiary guarantor insolvent. If a court avoids the guarantee or holds it unenforceable, you will cease to have a claim against the guarantor and will be solely a creditor of FelCor LP. If the limitation on liability is effective, the amount that the guarantor is found to have guaranteed might be so low that there will not be sufficient funds to pay the notes in full.

We may be unable to raise the funds necessary to finance the change of control repurchase provision required by the indenture governing the notes.

      Upon certain events constituting a change of control, as that term is defined in the indenture governing the notes, we will be required to make an offer in cash to repurchase all or any part of each holder’s notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase. The source of funds for any such repurchase would be our available cash or cash generated from operations or other sources, including borrowings, sales of equity, sales of assets or funds provided by a controlling person or entity. We cannot assure you that sufficient funds will be available at the time of any change of control event to repurchase all tendered notes pursuant to this requirement. Our failure to offer to repurchase notes, or to repurchase notes tendered, following a change of control will result in a default under the indenture governing the notes, which could lead to a cross-default under our senior debt facilities and under the terms of our other debt. See “Description of the Notes and Guarantees — Repurchase of Notes upon a Change of Control.” A change of control is generally defined to mean either the acquisition by a person or a group of voting control of more than 35% of our common stock, or a change in a majority of the Board of Directors without the approval of at least a majority of the Board. See “Description of the Notes and Guarantees — Certain Definitions.”

You cannot be sure that an active public trading market will exist for the new notes, which could limit your ability to sell the new notes.

      The new notes will be a new issuance of securities for which there is currently no active trading market. We do not intend to list the new notes on any securities exchange, and the new notes will not be eligible for trading in The PORTAL Market. The new notes, however, may be traded in the over-the-counter market. Consequently, we cannot assure you that an active trading market for the new notes will develop. The initial purchaser of the old notes, Deutsche Bank Securities Inc., has advised us that it intends to make a market in the new notes in the over-the-counter market. It, however, is not obligated to do so and may discontinue market-making at any time without notice.

      The liquidity of any market for the new notes will depend upon various factors, including:

•	the number of holders of the new notes;

•	the interest of securities dealers in making a market for the new notes;

•	the overall market for high yield securities;

•	our financial performance and prospects; and

•	the prospects for companies in our industry generally.

      Accordingly, we cannot assure you that an active trading market will develop for the new notes. If the new notes are traded after their initial issuance, they may trade at a discount from the initial offering price of the old notes, depending upon prevailing interest rates and other factors, including those listed above.

      Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the notes. Any market for the new notes may be subject to similar disruptions. Any such disruptions may adversely affect you as a holder of the new notes.

THE EXCHANGE OFFER

Purpose and Effect

      FelCor LP sold the old notes on May 26 and July 6, 2004, to the initial purchaser, Deutsche Bank Securities Inc., pursuant to purchase agreements. The initial purchaser subsequently resold the old notes under Rule 144A under the Securities Act. As part of the offerings of the old notes, we entered into registration rights agreements with the initial purchaser for the benefit of the holders of the old notes. The registration rights agreements require, unless an exchange offer is not permitted by applicable law or SEC policy, that we

•	use our best efforts to cause the registration statement to become effective and to have the exchange offer consummated within 180 days following May 26, 2004; and

•	upon effectiveness of the registration statement, commence the exchange offer and keep the exchange offer open for at least 20 business days.

      Except as provided below, upon the completion of the exchange offer, our obligations with respect to the registration of the old notes and the new notes will terminate. A copy of each of the registration rights agreements has been filed with the SEC as an exhibit to a registration statement, of which this prospectus constitutes a part, and we encourage you to read the agreements in their entirety. In the event that the exchange offer is not consummated on or prior to November 22, 2004, the annual interest rate on the old notes will increase by 0.5% until it has been completed or, under certain circumstances, until a resale registration statement with respect to the old notes is declared effective by the SEC. Following the completion of the exchange offer, except as set forth in the paragraph immediately below, holders of old notes not tendered will not have any further registration rights and those old notes will continue to be subject to certain restrictions on transfer. Accordingly, the liquidity of the market for the old notes could be significantly limited upon consummation of the exchange offer.

      In order to participate in the exchange offer, a holder must represent to us, among other things, that (i) the new notes acquired pursuant to the exchange offer are being obtained in the ordinary course of business of the holder, (ii) the holder is not engaging in, and does not intend to engage in, a distribution of the new notes, (iii) the holder does not have an arrangement or understanding with any person to participate in the distribution of the new notes and (iv) the holder is not an “affiliate,” as defined under Rule 405 promulgated under the Securities Act, of FelCor LP, FelCor or the subsidiary guarantors. Under certain circumstances specified in the registration rights agreements, we may be required to file a “shelf” registration statement for a continuous offering pursuant to Rule 415 under the Securities Act in respect of resales of the old notes. See “Description of the Notes and Guarantees — Registration Rights.”

      Based on an interpretation by the SEC’s staff set forth in no-action letters issued to third parties unrelated to us, we believe that, with the exceptions set forth below, new notes issued pursuant to the exchange offer in exchange for old notes may be offered for resale, resold and otherwise transferred by holders thereof (other than any holder which is an “affiliate” of FelCor, FelCor LP or the subsidiary guarantors within the meaning of Rule 405 promulgated under the Securities Act, or a broker-dealer who purchased old notes directly from FelCor LP to resell pursuant to Rule 144A or any other available exemption promulgated under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the new notes are acquired in the ordinary course of business of the holder and the holder does not have an arrangement or understanding with any person to participate in the distribution of such new notes. Any holder who tenders in the exchange offer for the purpose of participating in a distribution of the new notes cannot rely on this interpretation by the SEC’s staff and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Each broker-dealer that receives new notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. See “Plan of Distribution.” Broker-dealers who acquired old notes directly from us and not as a result of market-making activities or other trading activities may not rely on the SEC staff’s interpretations discussed above or participate in the exchange offer and must comply with the registration and prospectus delivery requirements of the Securities Act in order to sell the old notes, unless an exemption is available.

Consequences of Failure to Exchange Old Notes

      Following the completion of the exchange offer, holders of old notes who did not tender their old notes, or who did not properly tender their old notes, will not have any further registration rights and such old notes will continue to be subject to restrictions on transfer. Accordingly, the liquidity of the market for a holder’s old notes could be adversely affected upon expiration of the exchange offer if such holder elects to not participate in the exchange offer.

Terms of the Exchange Offer

      Upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, we will accept for exchange any and all old notes that are validly tendered on or prior to 5:00 p.m. New York City time, on the expiration date. We will exchange new notes for old notes, in an equal principal amount and in minimum increments of $1,000. Holders who have tendered their old notes may withdraw their tender of old notes at any time prior to 5:00 p.m., New York City time, on the expiration date. The exchange offer is not conditioned upon any minimum principal amount of old notes being tendered for exchange. However, the exchange offer is subject to the terms and provisions of the registration rights agreement. See “— Conditions of the Exchange Offer.”

      Old notes may be tendered only in multiples of $1,000. Subject to the foregoing, holders of old notes may tender less than the aggregate principal amount represented by the old notes they hold, provided that they appropriately indicate this fact on the letter of transmittal accompanying the tendered old notes.

      The form and terms of the new notes are substantially the same as the form and terms of the old notes, except that the new notes have been registered under the Securities Act and will not bear legends restricting their transfer. The new notes will evidence the same debt as the old notes and will be issued pursuant to, and entitled to the benefits of, the indenture pursuant to which the old notes were issued.

      As of the date of this prospectus, $290 million aggregate principal amount of the old notes is outstanding. As of October 12, 2004, Cede & Co., was the only registered holder of the old notes. Cede & Co. held the old notes for 28 of its participants. We have fixed the close of business on October 12, 2004, as the record date for purposes of determining the persons to whom we initially will mail this prospectus and the letter of transmittal. Only a holder of the old notes, or such holder’s legal representative or attorney-in-fact, may participate in the exchange offer. We will not fix a record date for determining holders of the old notes entitled to participate in the exchange offer. We believe that, as of the date of this prospectus, no such holder is our affiliate, as defined in Rule 405 under the Securities Act.

      We will be deemed to have accepted validly tendered old notes when, as and if we have given oral or written notice thereof to the exchange agent. The exchange agent will act as agent for the tendering holders of old notes and for the purpose of receiving the new notes from us.

      If any tendered old notes are not accepted for exchange because of an invalid tender, the occurrence of other events set forth in this prospectus or otherwise, the certificates for any such unaccepted old notes will be returned, without expense, to the tendering holder promptly after the expiration date.

      Holders who tender old notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of old notes pursuant to the exchange offer. We will pay all charges and expenses, other than certain applicable taxes, in connection with the exchange offer. See “— Fees and Expenses.”

Expiration Date; Extensions; Amendments

      The expiration date shall be November 16, 2004, at 5:00 p.m., New York City time, unless we, in our sole discretion, extend the exchange offer, in which case the expiration date shall be the latest date and time to which the exchange offer is extended, but shall not be later than November 22, 2004.

      In order to extend the exchange offer, we will notify the exchange agent of any extension by oral or written notice and will make a public announcement thereof, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

      We reserve the right, in our sole discretion:

•	to extend the exchange offer;

•	if any of the conditions set forth below under “— Conditions of the Exchange Offer” shall not have been satisfied, to terminate the exchange offer, and

•	to amend the terms of the exchange offer in any manner;

in each case by giving oral or written notice of such extension, termination or amendment to the exchange agent.

      If we amend the exchange offer in a manner we determine to constitute a material change, we will promptly disclose such amendments by means of a prospectus supplement that we will distribute to the registered holders of the old notes. Modification of the exchange offer, including, but not limited to:

•	extension of the period during which the exchange offer is open; and

•	satisfaction of the conditions set forth below under “— Conditions of the Exchange Offer,”

will generally require that the exchange offer be extended, if necessary, so that following a modification, at least five business days remain before expiration of the exchange offer.

Conditions of the Exchange Offer

      Notwithstanding any other provision of the exchange offer, we shall not be required to accept for exchange, or to issue new notes in exchange for, any old notes and may terminate or amend the exchange offer if, at any time before the expiration of the exchange offer, we determine that the exchange offer violates applicable law, any applicable interpretation of the staff of the SEC or any order of any governmental agency or court of competent jurisdiction, or any stop order shall be threatened or in effect with respect to the registration statement, of which this prospectus constitutes a part, or the qualification of the indenture under the Trust Indenture Act of 1939. We are required to use every reasonable effort to obtain the withdrawal of any stop order at the earliest possible time.

      The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition. The failure by us at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

      All conditions to the exchange offer must be satisfied or waived prior to the expiration of the exchange offer.

Accrued Interest

      The new notes will bear interest at a rate equal to six-month LIBOR (as defined in the notes), plus 4.25% per annum, which interest shall accrue from May 26, 2004, or from the most recent interest payment date with respect to the old notes to which interest was paid or duly provided for. See “Description of the Notes and Guarantees — General.”

Procedures for Tendering Old Notes

      Only a holder of old notes may tender the old notes in the exchange offer. To tender in the exchange offer a holder must (a) except as set forth under “— Book-Entry Transfer,” complete, sign, and date the letter of transmittal, or a copy thereof, have the signatures thereon guaranteed if required by the letter of transmittal, and mail or otherwise deliver the letter of transmittal or copy to the exchange agent prior to the expiration date, or (b) tender through DTC pursuant to DTC’s Automated Tender Offer Program, or ATOP. In addition, unless the holder is tendering through ATOP, (i) certificates for the old notes must be received by the exchange agent along with the letter of transmittal prior to the expiration date, (ii) a timely confirmation of a book-entry transfer, called a book-entry confirmation, of such old notes, if that procedure is available, into the exchange agent’s account at DTC, which is a book-entry transfer facility, pursuant to the procedure for book-entry transfer described below, must be received by the exchange agent prior to the expiration date or (iii) the holder must comply with the guaranteed delivery procedures described below. To be tendered effectively, the letter of transmittal and other required documents must be received by the exchange agent at the address set forth under “— The Exchange Agent; Assistance” prior to the expiration date.

      The exchange agent and DTC have confirmed that the exchange offer is eligible for ATOP. Accordingly, DTC participants may electronically transmit their acceptance of the exchange offer by causing DTC to transfer their old notes to the exchange agent in accordance with ATOP procedures for such a transfer. DTC will then send an agent’s message (as described below) to the exchange agent. Beneficial holders desiring to tender their old notes on the expiration date should note that such beneficial holders must allow sufficient time for completion of the ATOP procedures during normal business hours of DTC, and prior to the time that the exchange offer expires, on such date. The term “agent’s message” means a message, transmitted by DTC to, and received by, the exchange agent and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgment from the tendering participant, which acknowledgment states that such participant has received and agrees to be bound by the letter of transmittal, and that the Company may enforce such letter of transmittal, as the case may be, against such participant.

      The tender by a holder that is not withdrawn before the expiration date will constitute an agreement between that holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

      THE METHOD OF DELIVERY OF OLD NOTES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT THE ELECTION AND RISK OF THE HOLDER. INSTEAD OF DELIVERY BY MAIL, IT IS RECOMMENDED THAT HOLDERS USE AN OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE THE EXPIRATION DATE. NO LETTER OF TRANSMITTAL OR OLD NOTES SHOULD BE SENT TO US. HOLDERS MAY REQUEST THEIR RESPECTIVE BROKERS, DEALERS, COMMERCIAL BANKS, TRUSTS COMPANIES OR NOMINEES TO EFFECT THESE TRANSACTIONS FOR SUCH HOLDERS.

      Any beneficial owner whose old notes are registered in the name of a broker-dealer, commercial bank, trust company, or other nominee and who wishes to tender should contact the registered holder promptly and instruct the registered holder to tender on the beneficial owner’s behalf. If the beneficial owner wishes to tender on the registered owner’s behalf, the beneficial owner must, prior to completing and executing the letter of transmittal and delivering the registered owner’s old notes, either make appropriate arrangements to register ownership of the old notes in the beneficial owner’s name or obtain a properly completed bond power from the registered owner. The transfer of registered ownership may take considerable time.

      Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an eligible institution (as described) unless old notes tendered pursuant to the letter are tendered (i) by a registered holder who has not completed the box entitled “Special Issuance and Delivery Instructions” on the letter of transmittal or (ii) for the account of an eligible institution. If signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, the guarantee must be by any eligible guarantor institution that is a member of, or participant in, the Securities Transfer Agents Medallion Program,

the New York Stock Exchange Medallion Signature Program or an “eligible guarantor institution” within the meaning of Rule 17Ad-15 under the Exchange Act, each of which is an “eligible institution.”

      If the letter of transmittal is signed by a person other than the registered holder of any old notes listed therein, the old notes must be endorsed or accompanied by a properly completed bond power, signed by the registered holder as that registered holder’s name appears on the old notes.

      If the letter of transmittal or any old notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations, or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal, unless waived by us.

      All questions as to the validity, form, eligibility (including time of receipt), acceptance, and withdrawal of tendered old notes will be determined by us in our sole discretion, which determination shall be final and binding. FelCor reserves the absolute right to reject any and all old notes not properly tendered or any old notes FelCor’s acceptance of which would, in the opinion of counsel for us, be unlawful. FelCor also reserves the right to waive any defects or irregularities in the manner of tender as to particular old notes. FelCor’s interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within such time as we shall determine. Although we intend to notify holders of defects or irregularities with respect to tenders of old notes, neither FelCor, the exchange agent, nor any other person shall incur any liability for failure to give such notification. Tenders of old notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any old notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders, unless otherwise provided in the letter of transmittal, promptly following November 16, 2004, unless the exchange offer is extended.

      In addition, we reserve the right, in our sole discretion, to purchase or make offers to purchase any old notes that remain outstanding after the expiration date or, as set forth under “— Conditions of the Exchange Offer,” to terminate the exchange offer and, to the extent permitted by applicable law, purchase old notes in the open market, in privately negotiated transactions, or otherwise. The terms of any such purchases or offers could differ from the terms of the exchange offer.

      By tendering, each holder will represent to us that, among other things, (i) the new notes acquired pursuant to the exchange offer are being obtained in the ordinary course of business of the person receiving such new notes, whether or not such person is the registered holder, (ii) the holder is not engaging in, and does not intend to engage in, a distribution of such new notes, (iii) the holder does not have an arrangement or understanding with any person to participate in the distribution of such new notes and (iv) the holder is not an “affiliate,” as defined under Rule 405 of the Securities Act, of FelCor, FelCor LP or any of the subsidiary guarantors.

      In all cases, issuance of new notes for old notes that are accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of certificates for such old notes or a timely book-entry confirmation of such old notes into the exchange agent’s account at the book-entry transfer facility, a properly completed and duly executed letter of transmittal (or, with respect to the DTC and its participants, electronic instructions in which the tendering holder acknowledges its receipt of an agreement to be bound by the letter of transmittal), and all other required documents. If any tendered old notes are not accepted for any reason set forth in the terms and conditions of the exchange offer or if old notes are submitted for a greater principal amount than the holder desires to exchange, such unaccepted or non-exchanged old notes will be returned, without expense, to the tendering holder thereof (or, in the case of old notes tendered by book-entry transfer into the exchange agent’s account at the book-entry transfer facility pursuant to the book-entry transfer procedures described below, such nonexchanged old notes will be credited to an account maintained with such book-entry transfer facility) promptly after the expiration or termination of the exchange offer.

      Each broker-dealer that receives new notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. See “Plan of Distribution.”

Book-Entry Transfer

      The exchange agent will make a request to establish an account with respect to the old notes at the book-entry transfer facility for purposes of the exchange offer within two business days after the date of this prospectus, and any financial institution that is a participant in the book-entry transfer facility’s systems may make book-entry delivery of old notes being tendered by causing the book-entry transfer facility to transfer such old notes into the exchange agent’s account at the book-entry transfer facility in accordance with such book-entry transfer facility’s procedures for transfer. Although delivery of old notes may be effected through book-entry transfer at the book-entry transfer facility, the letter of transmittal or copy thereof, with any required signature guarantees and any other required documents, must, in any case other than as set forth in the following paragraph, be transmitted to and received by the exchange agent at the address set forth under “— The Exchange Agent; Assistance” on or prior to the expiration date or the guaranteed delivery procedures described below must be complied with.

      Holders who are tendering by book-entry transfer to the exchange agent’s account at DTC may execute their tender through ATOP by transmitting their acceptance to DTC in accordance with DTC’s ATOP procedures; DTC will then verify the acceptance, execute a book-entry delivery to the exchange agent’s account at DTC and send an agent’s message to the exchange agent. Delivery of the agent’s message by DTC to the exchange agent will satisfy the terms of the exchange offer in lieu of execution and delivery of a letter of transmittal by the participant identified in the agent’s message. Accordingly, the letter of transmittal need not be completed by a holder tendering through ATOP.

Guaranteed Delivery Procedures

      Holders who wish to tender their old notes and whose old notes are not immediately available, or who cannot deliver their old notes or any other documents required by the letter of transmittal to the exchange agent prior to the expiration date, may tender their old notes according to the guaranteed delivery procedures set forth in the letter of transmittal. Pursuant to such procedures:

(1) the holder tenders through an eligible institution and signs a notice of guaranteed delivery;

(2) on or prior to the expiration date, the exchange agent receives from the holder and the eligible institution a written or facsimile copy of a properly completed and duly executed notice of guaranteed delivery, substantially in the form provided by us, setting forth the name and address of the holder, the certificate number or numbers of the tendered old notes, and the principal amount of tendered old notes, stating that the tender is being made thereby and guaranteeing that, within five business days after the date of delivery of the notice of guaranteed delivery, the tendered old notes, a duly executed letter of transmittal and any other required documents will be deposited by the eligible institution with the exchange agent; and

(3) such properly completed and executed documents required by the letter of transmittal and the tendered old notes in proper form for transfer are received by the exchange agent within five business days after the expiration date.

      Any holder who wishes to tender old notes pursuant to the guaranteed delivery procedures described above must ensure that the exchange agent receives the notice of guaranteed delivery and letter of transmittal relating to such old notes prior to 5:00 p.m., New York City time, on the expiration date.

Acceptance of Old Notes for Exchange; Delivery of New Notes

      Upon satisfaction or waiver of all of the conditions to the exchange offer, we will accept any and all old notes that are properly tendered in the exchange offer prior to 5:00 p.m., New York City time, on the expiration date. The new notes issued pursuant to the exchange offer will be delivered promptly after acceptance of the old notes. For purposes of the exchange offer, we shall be deemed to have accepted validly tendered old notes, when, as and if we have given oral or written notice thereof to the exchange agent.

      In all cases, issuances of new notes for old notes that are accepted for exchange pursuant to the exchange offer will be made only after the exchange agent timely receives such old notes, a properly completed and duly executed letter of transmittal and all other required documents; provided, however, we reserve the absolute right to waive any defects or irregularities in the manner of tender as to particular old notes. If we do not accept any tendered old notes for any reason, we will return such unaccepted old notes, without expense, to the tendering holder thereof promptly after the expiration or termination of the exchange offer.

Withdrawal Rights

      Holders may withdraw tenders of old notes at any time prior to 5:00 p.m., New York City time, on the expiration date. For the withdrawal to be effective, the exchange agent must receive a written notice of withdrawal at its address set forth on the back cover page of this prospectus. The notice of withdrawal must:

•	specify the name of the person, the depositor, who tendered the old notes to be withdrawn or, in the case of old notes tendered by book-entry transfer, the name of the participant for whose account such old notes were tendered and such participant’s account number at DTC to be credited with the withdrawn old notes;

•	identify the old notes to be withdrawn, including the certificate number or numbers and principal amount of withdrawn old notes;

•	be signed by the holder in the same manner as the original signature on the letter of transmittal by which such old notes were tendered, including any required signature guarantees, or be accompanied by a bond power in the name of the person withdrawing the tender, in satisfactory form as determined by us in our sole discretion, duly executed by the registered holder, with the signature thereon guaranteed by an eligible institution, together with the other documents required upon transfer by the indenture or, in the case of old notes tendered by a DTC participant through ATOP, be signed by such participant in the same manner as the participant’s name is listed on the applicable agent’s message; and

•	specify the name in which such old notes are to be registered, if different from the person who deposited the old notes, pursuant to such documents of transfer.

      We shall determine all questions as to the validity, form and eligibility, including time of receipt, of such withdrawal notices in our sole discretion. The old notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any old notes that have been tendered for exchange but are withdrawn will be returned to their holder, without cost to such holder, as soon as practicable after withdrawal. Properly withdrawn old notes may be retendered by following one of the procedures described under “— Procedures for Tendering Old Notes” at any time on or prior to the expiration date.

The Exchange Agent; Assistance

      SunTrust Bank is the exchange agent. All tendered old notes, executed letters of transmittal and other related documents should be directed to the exchange agent. Questions and requests for assistance and requests for additional copies of this prospectus, the letter of transmittal and other related documents should be addressed to the exchange agent as follows:

BY REGISTERED OR CERTIFIED MAIL:
SunTrust Bank
Attention: George T. Hogan,
Corporate Trust Department
25 Park Place, 24th Floor
Atlanta, Georgia 30303-2900
or
SunTrust Bank
c/o Computershare
Attention: Robert Neff,
Corporate Trust Department
Wall Street Plaza
88 Pine Street, 19th Floor
New York, New York 10005
BY HAND OR OVERNIGHT COURIER:
SunTrust Bank
Attention: George T. Hogan,
Corporate Trust Department
25 Park Place, 24th Floor
Atlanta, Georgia 30303-2900
or
SunTrust Bank
c/o Computershare
Attention: Robert Neff,
Corporate Trust Department
Wall Street Plaza
88 Pine Street, 19th Floor
New York, New York 10005
BY FACSIMILE: (404) 588-7335 (GA) or (212) 701-7648 (NY) Confirm by Telephone: (404) 588-7591 (GA); (212) 701-7622 (NY)

Fees and Expenses

      We will bear all expenses incident to the consummation of the exchange offer and compliance with the registration rights agreement, including, without limitation: (1) all registration and filing fees, including fees and expenses of compliance with state securities or Blue Sky laws; (2) printing expenses, including expenses of printing certificates for the new notes in a form eligible for deposit with DTC, and of printing prospectuses; (3) messenger, telephone and delivery expenses; (4) fees and disbursements of our counsel; (5) fees and disbursements of independent certified public accountants; (6) rating agency fees; (7) our internal expenses, including all salaries and expenses of our officers and employees performing legal or accounting duties; and (8) fees and expenses, if any, incurred in connection with the listing of the new notes on a securities exchange.

      We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptance of the exchange offer. We, however, will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith.

      We will pay all transfer taxes, if any, applicable to the exchange of old notes pursuant to the exchange offer. If, however, a transfer tax is imposed for any reason other than the exchange of old notes pursuant to the exchange offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other person) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

Accounting Treatment

      We will record the new notes at the same carrying value as the old notes, as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes. We will amortize expenses of the exchange offer over the term of the new notes.

USE OF PROCEEDS

      We will not receive any proceeds from the exchange offer. In consideration for issuing the new notes, we will receive outstanding old notes in like original principal amount. All old notes received in the exchange offer will be cancelled. Because we are exchanging the new notes for the old notes, which have substantially identical terms, the issuance of the new notes will not result in any increase in our indebtedness. The exchange offer is intended to satisfy our obligations under the registration rights agreements that we entered into in connection with the issuance of the old notes.

      Gross proceeds from the issuance and sale of the old notes were $290.0 million. The net proceeds from the issuances of the old notes were approximately $288.2 million, after deducting the discounts and commissions to the initial purchasers and certain offering expenses. All of the net proceeds, together with available cash, were used to fund our offers to purchase $390.0 million in aggregate principal amount of our 9 1/2% senior notes due 2008.

CAPITALIZATION

      The following table sets forth the capitalization of FelCor LP at June 30, 2004, on an actual basis and on a pro forma basis to give effect to:

•	the offering of $115 million aggregate principal amount of the old notes in July 2004;

•	the borrowing of $24 million of secured debt in July 2004;

•	the issuance and sale of 2.3 million shares of our $1.95 Series A preferred stock with proceeds of $52 million in August 2004; and

•	the retirement of $179 million aggregate principal amount of our 9 1/2% senior notes due 2008 (partially with the use of available cash), including $3.7 million purchased in the open market during August 2004, $115 million purchased pursuant to our tender offer in July 2004, and $60 million redeemed in September 2004.

      For additional information, see “Selected Historical Consolidated Financial Information” and our consolidated financial statements incorporated by reference herein.

	June 30, 2004

	Actual	Pro Forma

	(In thousands)
Short-term debt:
Current portion of mortgage and capital lease debt	$21,281	$24,231
Long-term debt:
7 5/8% senior notes due 2007(1)	122,375	122,375
9 1/2% senior notes due 2008(2)	273,386	95,519
8 1/2% senior notes due 2011(3)	298,283	298,283
Senior floating rate notes due 2011	175,000	290,000
Mortgage and capital lease debt	981,820	1,003,182
Other debt	650	650

Total long-term debt	1,851,514	1,810,009
Redeemable units at redemption value	36,698	36,698
Preferred units	425,995	478,757
Partners’ capital	916,784	915,729

Total capitalization	$3,252,272	$3,265,424

(1)	Amount is shown net of approximately $2.6 million in aggregate unamortized discount.

(2)	Amount is shown net of approximately $1.3 million and $0.5 million in aggregate unamortized discount, actual and pro forma, respectively.

(3)	Amount is shown net of approximately $1.7 million in aggregate unamortized discount.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

      The following tables set forth selected historical consolidated financial information for FelCor LP and FelCor. The selected historical information is presented as of and for the years ended December 31, 1999, 2000, 2001, 2002 and 2003 and as of and for the six months ended June 30, 2003 and 2004. We derived the historical consolidated financial information for the years ended December 31, 1999, 2000, 2001, 2002 and 2003 from our consolidated financial statements and the notes thereto, audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. Certain reclassifications have been made to previously reported amounts to conform to current year presentation with no effect to previously reported net income (loss), shareholders’ equity or partners’ capital. The selected historical financial information as of and for the six months ended June 30, 2003 and 2004 have been derived from the unaudited financial statements that have been prepared by our management on the same basis as the audited financial statements and, in the opinion of our management, include all adjustments consisting of normal recurring accruals that are considered necessary for a fair presentation of the results for such periods. The statement of operations and other data for the six months ended June 30, 2003 and 2004 are not necessarily indicative of results to be anticipated for the entire year.

      You should read the following in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Consolidated Financial Statements and notes thereto included elsewhere in this prospectus or incorporated herein by reference.

FelCor Lodging Limited Partnership

								Six Months Ended
	Year Ended December 31,							June 30,

	1999		2000		2001(1)	2002(2)	2003	2003	2004

	(Unaudited in thousands, except per unit data)
Statement of Operations Data:(3)
Total revenues	$454,228		$495,732		$1,111,920	$1,209,243	$1,169,264	$584,876	$636,275
Net income (loss) from continuing operations(4)	$117,983		$57,166		$(58,965)	$(84,050)	$(288,815)	$(36,645)	$(48,710)
Net income (loss) from continuing operations applicable to common unitholders(4)	$93,248		$32,483		$(83,564)	$(110,342)	$(315,722)	$(50,099)	$(64,406)
Diluted earnings per unit:
Net income (loss) from continuing operations applicable to common unitholders	$1.38		$0.59		$(1.59)	$(2.04)	$(5.38)	$(0.81)	$(1.04)
Other Data:
Cash distributions declared per common unit(5)	$2.20		$2.20		$1.70	$0.60	$—	$—	$—
Funds From Operations(6)	$285,782		$221,771		$105,492	$(60,018)	$(207,462)	$21,424	$(5,927)
EBITDA(6)	$431,576		$406,591		$353,435	$150,024	$(532)	$122,452	$99,655
Cash flows provided by operating activities	$291,447		$287,444		$149,016	$103,841	$50,702	$34,126	$29,395
Ratio of earning to fixed charges(7)	2.0	x	1.4	x	(8a )	(8b )	(8c )	(8d )	(8e )
Balance Sheet Data (at end of period):
Total assets	$4,255,751		$4,103,603		$4,079,485	$3,780,363	$3,590,893	$3,919,423	$3,460,802
Total debt, net of discount	$1,833,954		$1,838,241		$1,938,408	$1,877,134	$2,037,355	$2,058,467	$1,872,795

FelCor Lodging Trust Incorporated

						Six Months Ended
	Year Ended December 31,					June 30,

	1999	2000	2001(1)	2002(2)	2003	2003	2004

	(Unaudited, in thousands except per share data)
Statement of Operations Data:(3)
Total revenues	$454,228	$495,732	$1,111,920	$1,209,243	$1,169,264	$584,876	$636,275
Net income (loss) from continuing operations(4)	$114,039	$53,511	$(46,815)	$(76,070)	$(273,110)	$(33,996)	$(45,572)
Net income (loss) from continuing operations applicable to common stockholders(4)	$89,304	$28,829	$(71,415)	$(102,362)	$(300,018)	$(47,450)	$(61,268)
Diluted earnings per share:
Net income (loss) from continuing operations applicable to common stockholders	$1.32	$0.52	$(1.36)	$(1.89)	$(5.11)	$(0.81)	$(1.04)
Other Data:
Cash distributions declared per common share(5)	$2.20	$2.20	$1.70	$0.60	$—	$—	$—
Funds From Operations(6)	$285,782	$221,771	$105,492	$(60,018)	$(207,462)	$21,424	$(5,927)
EBITDA(6)	$431,576	$406,591	$353,435	$150,024	$(532)	$122,452	$99,655
Cash flows provided by operating activities	$291,447	$287,444	$149,016	$103,841	$50,702	$34,216	$29,395
Balance Sheet Data (at end of period):
Total assets	$4,255,751	$4,103,603	$4,079,485	$3,780,363	$3,590,893	$3,919,423	$3,460,802
Total debt, net of discount	$1,833,954	$1,838,241	$1,938,408	$1,877,134	$2,037,355	$2,058,467	$1,872,795

(1)	Includes hotel revenues and expenses with respect to 96 hotels that were leased to either DJONT or subsidiaries of IHG prior to January 1, 2001, and 88 hotels that were leased to IHG prior to July 1, 2001. Prior to the acquisition of the leases, our revenues were comprised mainly of percentage lease revenues. Accordingly, revenues, expenses and operating results for the year ended December 31, 2001, are not directly comparable to the same period in 2000.

(2)	Includes hotel revenue and expenses with respect to 88 hotels that were leased to IHG prior to July 1, 2001. Prior to the acquisition of these leases, our revenues with respect to these 88 hotels were comprised mainly of percentage lease revenues. Accordingly, revenues, expenses and operating results for the year ended December 31, 2002, are not directly comparable to the same period in 2001.

(3)	Continuing operations for all years prior to 2004 have been restated to reflect those hotels disposed in 2003 and through June 30, 2004, or considered held for sale at June 30, 2004, as discontinued operations.

(4)	Included in net income (loss) from continuing operations are the following amounts (in thousands):

						Six Months Ended
	Years Ended December 31,					June 30,

	1999	2000	2001	2002	2003	2003	2004

Impairment loss	$—	$(53,856)	$(6,273)	$(51,662)	$(203,070)	$(7,824)	$—
Minority interest share of impairment loss	—	—	—	—	1,770	—	—
Charge off of deferred debt costs	(1,113)	(3,865)	(1,270)	(3,222)	(2,834)	(2,834)	(4,174)
Lease termination costs	—	—	—	—	—	—	—
Gain (loss) on early extinguishment of debt	—	—	—	—	—	1,260	(28,246)
Abandoned projects	—	—	(837)	(1,663)	—	—	—
Lease acquisition costs	—	—	(36,604)	—	—	—	—
Merger termination costs	—	—	(19,919)	—	—	—	—
Merger related financing costs	—	—	(5,486)	—	—	—	—
Swap termination expense	—	—	(7,049)	—	—	—	1,005

(5)	Although we had declared a quarterly common dividend on our common stock from our inception through 2002, as a result of the uncertain geopolitical environment and soft business climate, together with the decline in margins resulting from continued declines in our portfolio’s average daily rate, our board of directors suspended the payment of dividends on our common stock in 2003. We have, however, continued to pay the full accrued dividends on our outstanding preferred stock throughout 2003.

(6)	Historical cost accounting for real estate assets implicitly assumes that the value of real estate assets diminish predictably over time. Since real estate values instead have historically risen or fallen with market conditions, most industry investors consider supplemental measurements of performance to be helpful in evaluating a real estate company’s operations. We consider Funds From Operations, or FFO, and Earnings Before Interest, Taxes, Depreciation, and Amortization, or EBITDA, to be supplemental measures of a REIT’s performance and should be considered along with, but not as an alternative to, net income as a measure of our operating performance.

The White Paper on Funds From Operations approved by the Board of Governors of the National Association of Real Estate Investment Trusts, or NAREIT, defines FFO as net income or loss (computed in accordance with generally accepted accounting principles), excluding gains or losses from sales of property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect funds from operations on the same basis. FFO and EBITDA are not measures of operating performance under generally accepted accounting principles in the U.S., or GAAP. However, we believe that FFO and EBITDA are helpful to management and investors as supplemental measures of the performance of an equity REIT. We compute FFO in accordance with standards established by NAREIT. This may not be comparable to FFO reported by other REITs that do not define the term in accordance with the current NAREIT definition, or that interpret the current NAREIT definition differently than we do.

FFO and EBITDA should not be considered as alternatives to net income, operating profit, cash flow from operations, or any other operating performance measure prescribed by GAAP. Neither should FFO, FFO per share and EBITDA be considered as measures of our liquidity or indicative of funds available for our cash needs, including our ability to make cash distributions. FFO per share does not measure, and should not be used as a measure of amounts that accrue directly to the benefit of stockholders.

The computation of FFO for FelCor LP and FelCor yields the same result. The following table details the computation of FFO for FelCor LP (in thousands):

						Six Months Ended
	Year Ended December 31,					June 30,

FFO	1999	2000	2001	2002	2003	2003	2004

Net income (loss)	$135,776	$66,392	$(50,144)	$(192,298)	$(327,921)	$(44,344)	$(55,857)
Preferred dividends	(12,937)	(12,938)	(12,938)	(26,292)	(26,908)	(13,454)	(15,696)
Depreciation	162,943	170,912	168,574	164,433	150,035	78,892	64,685
Gain on the sale of assets	—	(2,595)	—	(5,861)	(2,668)	330	941

FFO	$285,782	$221,771	$105,492	$(60,018)	$(207,462)	$21,424	$(5,927)

Consistent with SEC guidance, FFO has not been adjusted for the following amounts included in net income (loss) (in thousands):

						Six Months Ended
	Years Ended December 31,					June 30,

	1999	2000	2001(a)	2002	2003	2003	2004

Impairment loss:
Continuing operations	$—	$(53,856)	$(6,273)	$(51,662)	$(203,069)	$—	$—
Discontinued operations	$—	$(9,144)	$(727)	$(105,843)	$(42,440)	$(7,824)	$—
Minority interest share of impairment loss	$—	$—	$—	$—	$1,770	$—	$—
Charge off of deferred debt costs	$(1,113)	$(3,865)	$(1,270)	$(3,222)	$(2,834)	$(2,834)	$(4,174)
Gain (loss) on early extinguishment of debt	$—	$—	$—	$—	$1,611	$1,260	$(28,246)
Gain (loss) on swap termination	$—	$—	$(7,049)	$—	$—	$—	$1,005
Abandoned projects	$—	$—	$(837)	$(1,663)	$—	$—	$—
Lease termination costs	$—	$—	$—	$—	$—	$—	$(4,900)
Merger costs:
Termination costs	$—	$—	$(19,919)	$—	$—	$—	$—
Financing costs	$—	$—	$(5,486)	$—	$—	$—	$—
Lease acquisition costs	$—	$—	$(36,604)	$—	$—	$—	$—

The computation of EBITDA for FelCor LP and FelCor yields the same result. The following table details the computation of EBITDA for FelCor LP (in thousands):

						Six Months Ended
	Year Ended December 31,					June 30,

EBITDA	1999	2000	2001	2002	2003	2003	2004

Net income (loss)	$135,776	$66,392	$(50,144)	$(192,298)	$(327,921)	$(44,344)	$(55,857)
Depreciation	162,943	170,912	168,573	164,433	150,035	78,892	64,685
Lease termination costs	—	—	—	—	—	—	4,900
Merger costs:
Termination costs	—	—	19,919	—	—	—	—
Financing costs	—	—	5,486	—	—	—	—
Lease acquisition costs	—	—	36,604	—	—	—	—
Interest expense	132,164	167,807	170,904	175,801	175,144	86,824	84,905
Amortization expense	693	1,480	2,093	2,088	2,210	1,080	1,022

EBITDA	$431,576	$406,591	$353,435	$150,024	$(532)	$122,452	$99,655

Consistent with SEC guidance, EBITDA has not been adjusted for the following amounts included in net income (loss) (in thousands):

						Six Months Ended
	Years Ended December 31,					June 30,

	1999	2000	2001(a)	2002	2003	2003	2004

Impairment loss:
Continuing operations	$—	$(53,856)	$(6,273)	$(51,662)	$(203,069)	$—	$—
Discontinued operations	$—	$(9,144)	$(727)	$(105,843)	$(42,440)	$(7,824)	$—
Minority interest share of impairment loss	$—	$—	$—	$—	$1,770	$—	$—
Charge off of deferred debt costs	$(1,113)	$(3,865)	$(1,270)	$(3,222)	$(2,834)	$(2,834)	$(4,174)
Gain (loss) on early extinguishment of debt	$—	$—	$—	$—	$1,611	$1,260	$(28,246)
Gain (loss) on swap termination	$—	$—	$(7,049)	$—	$—	$—	$1,005
Abandoned projects	$—	$—	$(837)	$(1,663)	$—	$—	$—
Gain (loss) on the sale of assets	$—	$2,595	$—	$5,861	$2,668	$(330)	$(941)

(7)	For the purpose of computing the ratio of earnings to fixed charges, earnings consist of income from continuing operations plus fixed charges, excluding capitalized interest, and fixed charges consist of interest, whether expensed or capitalized, and amortization of loan costs.

(8) (a)	For the year ended December 31, 2001, we incurred a loss from continuing operations. Our earnings would have had to have been $54 million greater than they were to have covered our fixed charges.

(b)	For the year ended December 31, 2002, we incurred a loss from continuing operations. Our earnings would have had to have been $61 million greater than they were to have covered our fixed charges.

(c)	For the year ended December 31, 2003, we incurred a loss from continuing operations. Our earnings would have had to have been $285 million greater than they were to have covered our fixed charges.

(d)	For the six months ended June 30, 2003, we incurred a loss from continuing operations. Our earnings would have had to have been $34 million greater than they were to have covered our fixed charges.

(e)	For the six months ended June 30, 2004, we incurred a loss from continuing operations. Our earnings would have had to have been $49 million greater than they were to have covered our fixed charges.

BUSINESS AND PROPERTIES

FelCor and FelCor LP

      We are the nation’s second largest public lodging real estate investment trust, or REIT, based on total assets and number of hotels owned, holding ownership interests in 159 hotels at June 30, 2004, with nearly 45,000 rooms and suites. All of our operations are conducted solely through FelCor LP, which is the issuer of the notes, or its subsidiaries. FelCor is the sole general partner of, and is the owner of a greater than 95% interest in, FelCor LP. We own a 100% interest in 122 hotels, a 90% or greater interest in entities owning seven hotels, a 60% interest in an entity owning two hotels, a 51% interest in an entity owning eight hotels and a 50% interest in separate unconsolidated entities owning 20 hotels. As a result of our ownership interests in the operating lessees of 154 of these hotels, we reflect their operating revenues and expenses in our consolidated statements of operations. The operations of 153 of the 154 consolidated hotels were included in continuing operations at June 30, 2004. The remaining one hotel was held for sale as of June 30, 2004, and its operations were included in discontinued operations. The operating revenues and expenses of the remaining five hotels were unconsolidated.

      Our hotels are located in the United States (33 states) and Canada, with concentrations in Texas (35 hotels), California (19 hotels), Florida (16 hotels) and Georgia (14 hotels). We own the largest number of Embassy Suites Hotels, Crowne Plaza, and independently owned Doubletree-branded hotels. At June 30, 2004, 26 of our hotels were designated as non-strategic, and one hotel was classified as held for sale.

      We seek to increase operating cash flow through aggressive asset management and the competitive positioning of our hotels, to maintain a sound and flexible capital structure, and to reposition our portfolio through the sale of non-strategic hotels and reinvestment in newer, higher quality hotels in major urban and resort markets with greater growth potential. The hotels in which we will reinvest sale proceeds are expected to be ones that are affiliated with, or will benefit from affiliation with, one of the premium brands available to us through our strategic brand owner and manager relationships with Hilton Hotels Corporation, or Hilton, InterContinental Hotels Group, or IHG, and Starwood Hotels & Resorts Worldwide Inc., or Starwood.

Background

      As a result of the passage of the REIT Modernization Act, effective January 1, 2001, we were allowed to own the lessees of our hotels through taxable REIT subsidiaries, or TRSs. In 2001, we acquired our hotel leases from DJONT Operations L.L.C., or DJONT, and IHG. DJONT was acquired from a corporation of which Thomas J. Corcoran, Jr., our president and chief executive officer, owned a 50% interest and served as a director and president. IHG owns approximately 17% of our outstanding common stock and its immediate former chief executive officer, Richard C. North, serves as one of our directors. Each of these purchases were approved by the affirmative vote of a majority of our independent directors and Mr. Corcoran and Mr. North abstained from participation in the discussion of and vote on the transactions in which they or their affiliates had an interest.

      Upon acquisition of our hotel leases, we began recording hotel revenues and expenses, rather than just rental revenue, and became exposed to all of the risks and rewards of hotel operations. Under the leases, the rent payable to us would vary only as a result of changes in hotel revenues. By acquiring the leases, our cash flow and net income also vary as a result of changes in the operating margins of our hotels. Through the ownership of our operating lessees, we now consolidate the operating revenues and expenses of 154 of our hotels as of June 30, 2004. The operating revenues and expenses of the five unconsolidated hotels in which we own a 50% interest are accounted for using the equity method.

      Our business is conducted in one reportable segment, which is hospitality. During 2003, we derived 97% of our revenues from hotels located within the United States and the balance from our Canadian hotels.

Developments During 2003

      Calendar years 2001 and 2002 produced the first two consecutive years of declining industry revenue per available room, or RevPAR, since such statistics began to be compiled and, in 2003, industry RevPAR improved by only 0.2%, compared to 2002. Primarily as a result of the concentration of our hotels in certain markets, the RevPAR performance of our hotels was below the national average during the period. For the year ended December 31, 2003, the 159 hotels then included in our continuing operations experienced a decline in RevPAR of 4.4%, compared to 2002. The decrease in year over year RevPAR resulted in lower revenues at our hotels, decreased operating margin, as a percentage of total revenue, and a reduction in our operating income. During 2003, we also recorded impairment charges totaling $246 million, principally relating to the 18 non-strategic hotels identified in 2003 that we expect to sell by the end of 2005 and the further reduction in estimated fair market value of 17 hotels designated as non-strategic prior to 2003.

      During 2003, we completed a comprehensive review of our investment strategy and hotel portfolio and identified as non-strategic smaller, underperforming hotels, generally in secondary and tertiary markets, in markets with high supply growth and in markets in which we had an undesirable concentration, such as Dallas, that we wished to sell. We started the review process in 2000, prior to the economic downturn, and at that time identified 26 non-strategic hotels for sale. We continued the review of our portfolio in 2002 and identified 27 additional hotels that we intended to sell. Finally, we completed the review of our portfolio in 2003, during which we identified an additional 18 hotels as non-strategic.

      Of the 71 hotels identified as non-strategic from 2000 through 2003, we disposed of 20 hotels prior to 2003 and disposed of 16 hotels during 2003. In addition, at December 31, 2003, we had two hotels that were subject to firm sale contracts and classified as “held for sale.” We identify hotels as “held for sale,” and include them in our discontinued operations, when we determine that it is probable that the hotel will be sold within the following twelve months.

      In support of this strategy to dispose of non-strategic hotels, in 2003 we executed an amendment to our management agreement with IHG, which is described in greater detail under “Business Strategy — Non-Strategic Hotels” below. This amendment provides us with the flexibility to sell a number of IHG managed hotels and use the proceeds to pay down debt. In the absence of this amendment, we would have been required to either reinvest the sale proceeds in other IHG managed hotels or pay substantial liquidated damages to IHG.

      During 2003, we completed two financing transactions and sold 16 non-strategic hotels, which provided us with sufficient cash and borrowing capacity to meet our foreseeable cash requirements and allowed us to terminate our $50 million line of credit in March 2004. These financing transactions are described in greater detail below.

      In June 2003, we entered into a new secured delayed draw facility with JPMorgan Chase Bank for up to $200 million. In June 2004, we borrowed $169 million then available under this facility based on the underwritten cash flows of the 14 hotels securing this facility. Also in June 2004, we redeemed all $175 million aggregate principal amount of our 7 3/8% senior notes due 2004 utilizing the proceeds of this loan to fund a portion of the redemption price of those notes. On July 23, 2004, we added one hotel to the collateral pool and borrowed an additional $24 million under this facility. See “— Recent Transactions” below. The amount available to us under this facility was permitted to fluctuate, prior to its conversion into commercial mortgage backed security (CMBS) loans, depending upon the number of hotels provided as security and the underwritten cash flows of those hotels. At July 23, 2004, all of the borrowings under this facility had been converted into CMBS loans and the facility terminated. Of the $193.8 million borrowed under the facility, $21.5 million was converted into three fixed rate CMBS loans bearing an average interest rate of 6.08% per year with a maximum term of five years, $85.3 million was converted into six fixed rate CMBS loans bearing an average interest rate of 6.69% per year with a maximum term of 10 years and $87.0 million was converted into a floating rate CMBS loan bearing interest at LIBOR plus 2.11% with a maximum term of five years.

      In April 2003, we entered into a $150 million non-recourse secured facility consisting of a $115 million first mortgage loan and $35 million of mezzanine financing, at a combined floating interest rate of LIBOR plus

2.50%. The mortgage loan is secured by 10 full service hotels. The equity interests in the related special purpose ownership entities secure the mezzanine debt. The first mortgage loan and mezzanine debt mature in May 2006, but may be extended at our option for up to two, one-year periods. The proceeds were used to pay off all then outstanding borrowings under our unsecured line of credit.

      In 2003, by amendment, we reduced our unsecured line of credit commitments from $300 million to $50 million and obtained more relaxed covenant levels.

      During 2003, we re-branded two hotels, one of which had been acquired during 2002. We re-branded one of our independent hotels in Dallas, Texas, as Staybridge Suites hotel, and converted a Wyndham hotel acquired in Myrtle Beach, South Carolina, to a Hilton hotel. During the first quarter of 2004, these re-branded or converted hotels achieved RevPAR increases, compared to the same period of 2003 when these hotels were operated under their former brands, of 92% and 70%, respectively.

      For 2003, we paid preferred distributions of $1.95 per share on our Series A preferred shares and preferred distributions of $2.25 per depository share on our Series B preferred shares. No common distributions were paid during 2003.

Developments During 2004

      In March 2004, we elected to terminate our line of credit, which resulted in the first quarter charge-off of unamortized loan costs of approximately $0.2 million and which we expect to produce cash savings of approximately $0.4 million during the remainder of 2004.

      On March 12, 2004, we purchased the unencumbered 132-room Santa Monica Holiday Inn for $27 million in cash.

      Effective April 23, 2004, Richard J. O’Brien, our Executive Vice President and Chief Financial Officer since 2001, submitted his resignation. Mr. O’Brien left FelCor to pursue other opportunities. We have engaged a professional search firm to assist us in identifying potential candidates to fill the vacancy created by Mr. O’Brien’s resignation. On October 13, 2004, we announced the hiring of Richard A. Smith as our Chief Financial Officer and Executive Vice President. Mr. Smith, 42, was most recently with Wyndham International as Executive Vice President and Chief Financial Officer. He is expected to start on November 15, 2004.

      Since December 31, 2003, we have sold 13 hotels, receiving gross proceeds of approximately $112 million.

      On June 30, 2004, we assigned our interests in one of our hotels in San Francisco to the ground lessor pursuant to a settlement agreement, and we paid the ground lessor $5 million in exchange for a release from the ground lessor. In addition, we also received a release from any termination liability to IHG arising from the termination of their management agreement for the hotel. See “— Legal Proceedings.”

Recent Capital Transactions

      As part of our plan to reduce our financial leverage, reduce our interest expense and extend the maturities of our debt, we consummated the following transactions:

•	The Offers of Old Notes. We issued $290 million aggregate principal amount of our old notes in two separate offerings. All of the net proceeds of these offerings, together with our available cash, were used to fund the offers to purchase described below.

•	Offers to Purchase. In June 2004, we concluded an offer to purchase $275 million aggregate principal amount of our outstanding 9 1/2% senior notes due 2008, and in July 2004, we concluded another offer to purchase $115 million aggregate principal amount of our outstanding 9 1/2% senior notes. At the time of purchase, those notes bore interest at a rate of 10% per year. The initial offer was made at a purchase price of $1,052.05 per $1,000 principal amount of the notes, plus an early tender premium of $20 per $1,000 principal amount of notes that were tendered on or prior to May 24, 2004. The second offer was made at a purchase price of $1,041.62 per $1,000 principal amount of the notes, plus an early tender premium of $20 per $1,000 principal amount of notes that were tendered on or prior to July 12, 2004.

•	Redemption of 7 3/8% senior notes due 2004. In June 2004, we also redeemed all $175 million principal amount of our 7 3/8% senior notes due 2004, at a redemption price determined in accordance with the terms of the indenture governing those notes. We funded a portion of the redemption price by borrowing $169 million of secured debt.

•	Termination of Fixed-to-Floating Interest Rate Swaps. Since late May 2004, we have terminated fixed-to-floating interest rate swaps in an aggregate notional amount of $400 million at a net cost to us of approximately $2.6 million. As a result, at August 31, 2004, our floating interest rate debt represented approximately 29% of our consolidated total debt.

•	Sale of Preferred Stock. On April 5, 2004, we issued an aggregate of 4.6 million shares of our $1.95 Series A preferred stock in an underwritten public offering, generating net proceeds of approximately $107 million, including approximately $2.3 million in accrued dividends. We used these proceeds to purchase our 9 1/2% senior notes due 2008, as part of our debt-reduction plan. On August 23, 2004, we sold an additional 2.3 million shares of our Series A preferred stock in an underwritten public offering, receiving net proceeds of approximately $52 million, including approximately $0.6 million in accrued dividends.

•	Redemption of 9 1/2% Senior Notes. On September 22, 2004, we redeemed $60 million aggregate principal amount of our outstanding 9 1/2% senior notes. All of the proceeds of the sale or our preferred stock on August 23, 2004, together with other available cash, were used to fund the redemption. Following this redemption, there remains outstanding approximately $96 million of our 9 1/2% senior notes. The 9 1/2% senior notes may be redeemed at 104.75% of their principal amount between September 15, 2004, and September 14, 2005, and at lesser premiums thereafter.

The Industry

      Calendar years 2001 and 2002 produced the first two consecutive years of declining industry RevPAR since such statistics began to be compiled. It was in this environment that we began 2003. The following historical data was provided by Smith Travel Research, or STR, a leading provider of industry data, and was obtained from its presentation, “US Lodging Industry Overview,” made to the Americas Lodging Investment Summit on January 19, 2004, STR Lodging Review, January 22, 2004, STR Lodging Review, February, 2004, STR Lodging Review, July 22, 2004, and STR Lodging Review, August 5, 2004.

      Industry demand during the first quarter of 2003 was adversely affected by a number of factors, including the pending war with Iraq, “Orange Level” travel alerts and the outbreak of Severe Acute Respiratory Syndrome, or SARS. These factors continued to affect the lodging industry during the second quarter, as the crisis in the Middle East culminated in Operation Iraqi Freedom and as medical professionals were working around the globe to curb the spread of SARS. Despite the rapid collapse of the Iraqi regime and the announcement of the end of major combat operations on March 1, “Orange Level” alerts continued to impact travel throughout the year. In July, the industry performance finally started to improve, and RevPAR, a key indicator of hotel market performance, increased above 2002 levels. Driven by slightly higher occupancy, but essentially unchanged average daily rate, or ADR, the full year 2003 finished with RevPAR 0.2% higher than in 2002.

      Overall, the demand for U.S. hotel rooms for the full year 2003 increased 1.6%, while the growth in new supply continued to decline, increasing only 1.3% for the year. Leisure travelers accounted for a significant portion of the increased demand, while business travel remained weak due to the economy’s “jobless recovery” and the limited willingness of businesses to increase travel budgets. Average daily lodging demand in 2003 for weekend nights (Friday and Saturday) was 2.9 million rooms, which is slightly above the prior year. In contrast, average daily weekday demand in 2003 was 2.6 million rooms, which is still below the peak of 2.7 million rooms attained in 2000. Following the decline of demand in 2001 (minus 3.5%) and an almost stagnant year in 2002 (plus 0.6%), the 1.6% increase in demand during 2003 hopefully signals the beginning of a recovery in the industry. Nevertheless, the modest recovery in demand during 2003 was not uniform across the industry, with significant differences in performance between geographic locations and hotel types.

Houston, Atlanta and Denver suffered from declines in demand in 2003, compared to the prior year, while Anaheim, Phoenix and San Diego experienced strong increases in demand. Both the Midscale With Food & Beverage and the Economy chain categories, as defined by STR, saw demand decline, while all other categories showed an improvement in demand.

      Growth in the supply of available rooms is a critical factor in determining the health of the lodging industry and in the ability of hotels to raise or sustain rates in a market. The growth rate of available rooms has steadily declined over the last six years, from 3.9% in 1998 to only 1.3% in 2003, and is projected to increase only 1.4% during 2004. This level of growth is the lowest since 1993, and well below the historical 15-year average.

      A number of industry sources predict that 2004 will be a year of substantial recovery for the lodging industry. The United States economy’s strong growth in the third and fourth quarters of 2003, together with rebounding corporate profits and a rising stock market, have given us a reason to be hopeful. STR forecasts that RevPAR for the United States lodging industry will increase by 4.5% during 2004, assuming that supply growth remains fairly stable and demand achieves expected levels. PricewaterhouseCoopers LLP has been even more optimistic. Their firm, at its presentation to the Americas Lodging Investment Summit on January 19, 2004, forecasted industry RevPAR to increase 5.2% during 2004. However, the road to recovery is unlikely to be uniform across the country, with each market facing its own dynamics between demand and supply.

      During the first six months of 2004, our 153 hotels included in continuing operations achieved increases in RevPAR, compared to the same period of 2003, of 5.8%, while all U.S. hotels achieved an increase of 8.2% for the first six months of 2004.

      At June 30, 2004, STR classified hotel chains into seven distinct categories: Luxury, Upper Upscale, Upscale, Midscale With Food & Beverage, Midscale Without Food & Beverage, Economy, and Independents. We own properties in the Upper Upscale (including Doubletree Guest Suites, Doubletree, Embassy Suites Hotels, Sheraton and Westin hotels), Upscale (including Crowne Plaza and Homewood Suites), and Midscale With Food & Beverage (including Holiday Inn and Holiday Inn Select hotels) categories, from which we derived approximately 98% of our hotel operating profit in 2003, with Upper Upscale all-suite hotels providing approximately 55% of our hotel operating profit.

      STR also categorizes hotels based upon their relative market positions, as measured by their ADR, as Luxury, Upscale, Midprice, Economy and Budget. The following table contains information with respect to average occupancy (determined by dividing occupied rooms by available rooms), ADR and RevPAR for the hotels in which we held an ownership interest, as well as all Upscale United States hotels, all Midprice United States hotels and all United States hotels, as reported by STR, for the periods indicated.

	Six Months
	Ended	Year Ended December 31,
	June 30,
	2004	2003	2002	2001	2000	1999

Number of FelCor Hotels	153	166	183	183	186	188
Occupancy:
FelCor hotels(1)	66.5%	62.0%	62.1%	63.9%	70.4%	68.2%
All Upscale U.S. hotels(2)	62.3	61.5	61.6	61.8	65.1	64.9
All Midprice U.S. hotels(3)	58.4	57.5	57.2	58.4	61.7	61.1
All U.S. hotels	60.5	59.2	59.1	60.1	63.7	63.1
ADR:
FelCor hotels(1)	$97.62	$94.48	$96.84	$102.18	$104.42	$100.72
All Upscale U.S. hotels(2)	94.21	91.14	91.78	92.84	94.07	87.45
All Midprice U.S. hotels(3)	77.11	68.00	68.38	69.60	69.22	64.89
All U.S. hotels	86.48	83.28	83.35	84.85	86.04	81.29
RevPAR:
FelCor hotels(1)	$64.96	$58.59	$60.16	$65.34	$73.73	$68.93
All Upscale U.S. hotels(2)	58.65	56.04	56.53	57.38	69.24	56.76
All Midprice U.S. hotels(3)	40.96	39.11	39.09	40.65	42.71	39.65
All U.S. hotels	52.35	49.34	49.24	50.99	54.81	51.29

(1)	Information is historical, including periods prior to ownership by FelCor.

(2)	This category includes hotels in the “Upscale” price level, defined by STR as hotels with ADRs in the 70th to 85th percentiles in their respective markets.

(3)	This category includes hotels in the “Midprice” level, defined by STR as hotels with ADRs in the 40th to 70th percentiles in their respective markets.

Business Strategy

      We have identified three long term strategic objectives: growth in our earnings; improvement in our return on invested capital; and reduction in our overall financial leverage. In order to achieve these strategic objectives, our business strategy is to: dispose of non-strategic hotels; acquire hotels that meet our refined investment strategy; improve the competitive positioning of our core hotels through aggressive asset management, selective re-branding and the judicious application of capital; and pay down debt through a combination of cash on hand, operational cash flow (which should become available as the lodging industry recovers), the sale of non-strategic hotels and, if appropriate, other capital transactions.

Non-Strategic Hotels

      In 2003, we completed a comprehensive review (that began in 2000) of our investment strategy and of our existing hotel portfolio, as a result of which we identified as non-strategic and decided to sell certain under-performing, smaller hotels in secondary and tertiary markets, in markets with high supply growth and in markets in which we had an undesirable concentration, such as Dallas. We had identified 53 hotels as being non-strategic by the end of 2002, and we identified an additional 18 non-strategic hotels during 2003. At June 30, 2004, we had disposed of 44 of the hotels so identified, had one hotel under a firm contract of sale with a non-refundable deposit (which was classified as “held for sale” and included in our discontinued operations) and had 26 remaining hotels identified for sale by the end of 2005. As a result of our decision to undertake the sale of these non-strategic hotels, we recorded impairment charges totaling $158 million during 2002 and $246 million during 2003 to reflect the difference between the book value and the then estimated fair market value of these hotels.

      Following preliminary discussions with FelCor’s board of directors on a proposed investment strategy, as part of our ongoing development of a long term strategic plan, in December 2002, FelCor made an initial recommendation to its board of directors that 33 hotels be designated as non-strategic and that efforts be initiated to sell these hotels. Six of these 33 hotels had been identified for sale in prior periods and were included in the hotels for which an impairment loss of $7 million was recorded in 2001. As a result of its board of directors’ approval of this recommendation, it was determined that it was more likely than not that these 33 hotels would be sold or otherwise disposed of significantly before the end of their previously estimated useful life, triggering an impairment test on these hotels, in accordance with Statement of Financial Accounting Standards, or SFAS, 144. As a result of the impairment test, it was determined that an impairment existed with respect to 20 of the 33 hotels tested. Accordingly, an impairment charge was taken in 2002 on these 20 hotels in an amount equal to $158 million, being the difference between their book value and our then current estimate of their fair market value.

      Under the management agreement entered into with IHG in July 2001, we were obligated to reinvest the net proceeds from the sale of any IHG managed hotel in other IHG managed hotels or pay substantial liquidated damages to IHG, which made it impractical to sell certain hotels that might otherwise be considered non-strategic. In September 2003, we completed an amendment to the IHG management agreement covering 78 of our hotels, pursuant to which we extended the term of the management contracts on 27 hotels from 2013 to 2018 and, in exchange, we received from IHG a credit of approximately $25 million, subject to increase under certain circumstances, to apply to the satisfaction of the liquidated damages otherwise payable to IHG upon the sale of 35 IHG managed hotels. We agreed that the proceeds of hotel sales for which the credit was utilized would be applied to the reduction of our debt. In the third quarter of 2003, as a result of this amendment, we identified an additional 11 IHG managed hotels as non-strategic and took an impairment charge in the amount of $121 million in the third quarter of 2003 with respect to those hotels, and certain other previously identified non-strategic hotels, to reduce their book values to our then current estimates of their fair market value. Through 2003, we utilized approximately $9 million of the $25 million credit available to us and currently expect to use the balance of this credit during 2004 as a result of IHG hotel sale proceeds in the range of $58 to $126 million. Following the full utilization of this credit, we will again be required to reinvest the proceeds from the sale of IHG managed hotels in other hotels to be managed by IHG or pay substantial termination fees.

      In the fourth quarter of 2003, FelCor completed its analysis of other potential sale candidate hotels and recommended to its board of directors a list of seven additional hotels to be considered non-strategic. As a result of FelCor’s board of directors designation of these hotels to be non-strategic, we concluded that it was more likely than not these seven hotels would be sold significantly before the end of their previously estimated useful life, triggering an impairment test in accordance with SFAS 144. As a result of the impairment test, an impairment charge in the amount of $125 million was taken on all seven hotels, and certain other previously identified non-strategic hotels, to reduce their book values to our then current estimates of their fair value.

      At December 31, 2003, we had 161 hotels included in our consolidated operations, including two that were classified as “held for sale” and included in discontinued operations, and we had 33 remaining hotels that had been identified as non-strategic. Also included in our discontinued operations at December 31, 2003, were 16 hotels disposed of during 2003. Disposition proceeds from the 16 non-strategic hotels and two parking garages sold during 2003 totaled approximately $125 million.

      Since December 31, 2003, through June 30, 2004, we have disposed of eight hotels, including the two hotels “held for sale” at December 31, 2003, receiving gross proceeds of approximately $43 million, and had one hotel classified as “held for sale.” Since June 30, 2004, we have sold six additional hotels, including the one hotel “held for sale” at June 30, 2004, receiving gross proceeds of approximately $69 million, and we expect to dispose of the currently remaining 21 non-strategic hotels by the end of 2005. We expect the aggregate gross sale proceeds from the 35 non-strategic hotels owned by us at December 31, 2003, to be approximately $250 million.

      The 26 non-strategic hotels included in our continuing operations at June 30, 2004, represented 16% of the rooms in our hotel portfolio, but approximately 8% of our consolidated hotel operating profit in the first six months of 2004. The operating margin for these 26 non-strategic hotels was 21.2%, compared to 31.2% for the remainder of our portfolio during the first six months of 2004.

Refined Investment Strategy

      We have begun to consider the acquisition of hotels that meet our refined investment strategy. We plan to focus our acquisition efforts on higher quality hotels in markets with significant barriers to entry, such as central business districts and resort locations. We anticipate that this focus will lead to an increase in the number of our upscale properties (as defined by STR, based upon market position) and group and resort destination properties, and greater diversification of our portfolio by geographic location, brand and customer base. In keeping with this strategy, in March 2004, we purchased the 132-room Santa Monica Holiday Inn. This hotel has a premier location across from the Santa Monica Pier and the Santa Monica beaches and will continue to be operated as a full service upscale hotel. This hotel is classified as an upscale hotel by STR because of the high room rates received in this market.

Improving the Competitive Positioning of Our Core Hotels

      We seek to improve the competitive positioning of our core hotels through aggressive asset management and maintenance of strong relationships with our brand-owner managers. While REIT requirements prohibit us from directly managing our hotels, we work closely with our brand-owner managers to actively monitor and review hotel operations. We strongly urge our managers to implement best practices in expense management at our hotels, and we strive to influence brand strategy on marketing and revenue enhancement programs. One of our officers is assigned to work, on a full-time basis, with our brand-owner managers to maximize the revenues of our hotels. Consistent with our commitment to position our hotels for a recovery in the lodging industry, we successfully re-branded two hotels during 2003. During the first quarter of 2004, these re-branded hotels achieved increases in RevPAR, compared to the same period of 2003 when these hotels were operated under their former brands, of 92% and 70%, respectively. We also continued making both revenue enhancing and maintenance capital improvements at our hotels. During 2003, we spent an aggregate of $68 million on capital expenditures, including our pro rata share of capital improvements made by our unconsolidated joint ventures. In addition to our capital expenditures, in 2003 we spent 7.3% of our hotel room revenue on repair and maintenance expenses. During 2004, we currently expect to make $75 to $100 million in capital expenditures on our hotels.

Paydown of Debt

      We are committed to pay down our debt, while maintaining short-term liquidity. At June 30, 2004, we had a cash balance of $122 million, which included approximately $36 million held under our hotel management agreements to meet our hotel minimum working capital requirements. Consistent with our strategy to reduce our debt, reduce our interest expense and extend the maturities of our debt, during 2004, we (i) issued 4.6 million shares of our $1.95 Series A preferred stock in April 2004, and an additional 2.3 million shares in August 2004, realizing aggregate net cash proceeds of $159 million, including approximately $2.9 million of accrued dividends, (ii) issued $290 million aggregate principal amount of senior floating rate notes due 2011, (iii) borrowed $194 million under secured debt facility, (iv) purchased, in the open market and pursuant to two tender offers, $444 million aggregate principal amount, and redeemed an additional $60 million aggregate principal amount, of our outstanding 9 1/2% senior notes due 2008, which currently bear interest at the rate of 10% per annum, and (v) redeemed all $175 million aggregate principal amount of our outstanding 7 3/8% senior notes due 2004. As of August 31, 2004, after giving effect to the $60 million of aggregate principal of senior notes redeemed in September 2004, our outstanding indebtedness included $806 million of senior unsecured debt, $1,023 million of mortgage and lease debt and $1 million of other debt, and was $207 million less than it was at December 31, 2003. This leaves us with no other significant debt maturities (other than those that may be extended at our option) until 2007, when $125 million of our 7 5/8% senior notes due 2007 mature. We will continue to seek opportunities to acquire or pay down our debt on an economically sound basis. See “— Recent Capital Transactions.”

Strategic Relationships

      We benefit from our brand-owner and manager alliances with Hilton Hotels Corporation (Embassy Suites Hotels, Hilton and Doubletree), InterContinental Hotels Group PLC (Crowne Plaza and Holiday Inn) and Starwood Hotels & Resorts Worldwide, Inc. (Sheraton and Westin). These relationships enable us to work effectively with our managers to maximize operating margins and operating cash flow from our hotels.

•	Hilton Hotels Corporation (www.hiltonworldwide.com) is recognized internationally as a preeminent hospitality company. Hilton develops, owns, manages or franchises more than 2,000 hotels and resorts, including more than 334,000 rooms, in 50 states and the District of Columbia. Its portfolio includes many of the world’s best known and most highly regarded hotel brands, including Hilton, Doubletree, Embassy Suites Hotels, Hampton Inn, Homewood Suites by Hilton and Hilton Grand Vacations Company, among others. Subsidiaries of Hilton managed 66 of our hotels at June 30, 2004. Hilton is a 50% partner in joint ventures with us in the ownership of 12 hotels and the development of a residential luxury condominium, and is the holder of a 10% equity interest in certain of our consolidated subsidiaries that own six hotels.

•	InterContinental Hotels Group PLC (www.ichotelsgroup.com) of the United Kingdom, owns, manages, leases or franchises, through various subsidiaries, more than 3,400 hotels with 530,000 guest rooms in nearly 100 countries and territories around the world. IHG owns a portfolio of well recognized and respected hotel brands, including InterContinental, Crowne Plaza, Holiday Inn, Holiday Inn Express, Staybridge Suites, and Candlewood Suites. Building on more than 50 years of innovation, IHG has contributed to a wide-range of industry “firsts.” Among these innovations, IHG was the first hotel company to recognize and reward customer loyalty through a customer frequency program, Priority Club Rewards, and the first hotel company to receive reservations via the Internet. Subsidiaries of IHG managed 68 of our hotels at June 30, 2004, and also owned approximately 17% of FelCor’s outstanding common stock.

•	Starwood Hotels & Resorts Worldwide, Inc. (www.starwood.com) is one of the leading hotel and leisure companies in the world with more than 740 properties in more than 80 countries and 105,000 employees at its owned and managed properties. With internationally renowned brands, Starwood is a fully integrated owner, operator and franchisor of hotels and resorts, including: St. Regis, The Luxury Collection, Sheraton, Westin, Four Points by Sheraton and W brands. Subsidiaries of Starwood managed 11 of our hotels at June 30, 2004. Starwood is a 40% joint venture partner with us in the ownership of two hotels and a 50% joint venture partner with us in the ownership of one hotel.

Hotel Brands

      A key part of our business strategy is to have our hotels managed by one of our brand-owner manager alliances. Our hotels are operated under some of the nation’s most recognized and respected hotel brands. We maintain relationships with our brand owners, who also manage substantially all of our hotels. We are the owner of the largest number of Embassy Suites Hotels, Crowne Plaza, Holiday Inn and independently owned Doubletree-branded hotels. The following table illustrates the distribution among these premier brands of our 153 consolidated hotels included in continuing operations as of June 30, 2004.

Brand Distribution

				% of 2003
			% of Total	Hotel Operating
Brand	Hotels	Rooms	Rooms	Profit

Embassy Suites Hotels	56	14,279	33%	48%
Holiday Inn-branded	43	13,751	32	24
Crowne Plaza	15	5,108	12	7
Sheraton-branded	10	3,269	8	8
Doubletree-branded	10	2,206	5	6
Other	19	4,117	10	7

     Embassy Suites Hotels

      Embassy Suites Hotels are upscale, full-service, all-suite hotels that cater to both business travelers and leisure guests. Part of the Hilton family of hotels, each Embassy Suites Hotel features convenient, value-added guest services and amenities, including:

•	spacious two-room suites featuring a separate living area, private bedroom and a mini-kitchen;

•	two remote-controlled televisions, two telephones with voice mail and data ports, iron and ironing board, refrigerator, microwave oven, wet bar, and coffee maker in every suite;

•	complimentary, full cooked-to-order breakfast every morning;

•	complimentary beverages at two-hour Managers’ Receptions each evening, subject to local laws and regulations, in an atrium environment; and

•	business centers equipped with fax and copy machines.

Doubletree and Doubletree Guest Suites Hotels

      Doubletree hotels and Doubletree Guest Suites are, respectively, the full-service and all-suite hotel brands that provide all the conveniences travelers might expect, in a warm and welcoming environment. Part of the Hilton family, these brands offer comfortable accommodations, meeting facilities, exceptional dining options, health and fitness facilities, state-of-the art technology, and other amenities and services to both business and leisure travelers. These brands primarily serve major metropolitan areas and leisure destinations.

Holiday Inn Branded Hotels

      The Holiday Inn brand is the most widely recognized lodging brand in the world, with more than 1,500 properties worldwide. The brand offers today’s travelers dependability, friendly service and modern, attractive facilities at an excellent value. Holiday Inn hotels have become “America’s Hotel” by offering guests dependable services and amenities for both business and leisure travelers. Guests enjoy amenities such as restaurants and room service, relaxing lounges, swimming pools and fitness centers. Properties also feature guest rooms equipped with coffee makers, hair dryers and irons. Holiday Inn hotels also offer 24-hour business services and meeting facilities.

      The Holiday Inn Select hotels provide business travelers with special services and amenities to make their stay as comfortable and productive as possible. All Holiday Inn Select hotels feature meeting facilities equipped with video conferencing capabilities, on-site meeting specialists, 24-hour business services and professional support, and outstanding guest rooms equipped for business. Holiday Inn Select hotels are located throughout North and South America near business centers and airports.

      With more than 1,300 properties worldwide, Holiday Inn Express, is the mid-priced hotel for value-oriented travelers. Guests receive a complimentary breakfast bar and free local phone calls.

Crowne Plaza Hotels

      Crowne Plaza hotels is the ideal hotel choice for small- to mid-sized business meetings and offers personalized service and one point of contact for hassle-free, successful meetings as “The Place To Meet.” Crowne Plaza hotels provide comfortably appointed guest rooms, upscale dining, quality fitness facilities, concierge services and full-service meeting rooms. With more than 190 hotels and 55,000 guest rooms in 49 countries, Crowne Plaza hotels are located in major urban centers, gateway cities and resort destinations worldwide.

      The Holiday Inn, Holiday Inn Select, Holiday Inn Express, Staybridge Suites and Crowne Plaza brands are part of the family of brands owned, operated and franchised by InterContinental Hotels Group. InterContinental Hotels Group PLC (www.ichotelsgroup.com) of the United Kingdom, owns, manages, leases or franchises, through various subsidiaries, more than 3,400 hotels and 530,000 guest rooms in nearly 100 countries and territories around the world.

Sheraton and Sheraton Suites

      With more than 396 hotels and resorts in 66 countries, Sheraton Hotels & Resorts is the largest of the Starwood Hotels & Resorts Worldwide, Inc. brands. Located in the world’s most sought-after cities and resort destinations, Sheraton hotels serve the needs of both business and leisure travelers with unique programs and unusual amenities designed to make travel as hassle-free and enjoyable as possible.

      At all Sheraton Hotels & Resorts, travelers will find full-service dining facilities and room service, on-site fitness centers with a swimming pool, on-site business services, laundry/valet services and meeting facilities for groups of all sizes. Guestrooms worldwide include generous work desks, televisions with cable/satellite channels and a complimentary newspaper delivered to the door daily. Most Sheraton hotels also offer the convenience of computer hook-ups and personalized voice mail.

Other Hotels

      As of June 30, 2004, 19 of our consolidated hotels were operated under brands other than those described above, as follows:

•	Fairfield by Marriott (5 hotels);

•	Hampton Inn (3 hotels);

•	Courtyard by Marriott (2 hotels);

•	Harvey Hotel (2 hotels);

•	Hilton Hotel (1 hotel);

•	Hilton Suites (1 hotel);

•	Homewood Suites (1 hotel);

•	Staybridge Suites (1 hotel);

•	Westin (1 hotel); and

•	Independent (2 hotels).

Hotel Portfolio

      The following table sets forth certain descriptive information regarding the 159 hotels in which we owned an interest at June 30, 2004:

Hotel	State	Rooms	% Owned(1)	Brand

Consolidated operations:
Birmingham(2)	AL	242		Embassy Suites
Montgomery — East I-85(2)	AL	210		Holiday Inn
Phoenix — Biltmore(2)	AZ	232		Embassy Suites
Phoenix Crescent Hotel(2)	AZ	342		Sheraton
Phoenix Scottsdale/Downtown(2)	AZ	218	51%(b)	Fairfield Inn
Phoenix Tempe(2)	AZ	224		Embassy Suites

Hotel	State	Rooms	% Owned(1)	Brand

Dana Point — Doheny Beach	CA	195		Doubletree Guest Suites
Irvine — Orange County Airport (Newport Beach)	CA	335		Crowne Plaza
Los Angeles — Anaheim (Located near Disneyland Park)(2)	CA	222		Embassy Suites
Los Angeles — Covina/I-10(2)	CA	259	50%(a)	Embassy Suites
Los Angeles — El Segundo — International Airport — South	CA	349	97%(e)	Embassy Suites
Milpitas — Silicon Valley(2)	CA	266		Embassy Suites
Milpitas — San Jose North (Milpitas — Silicon Valley)	CA	305		Crowne Plaza
Napa Valley(2)	CA	205		Embassy Suites
Oxnard — Mandalay Beach Resort & Conference Center(2)	CA	248		Embassy Suites
Palm Desert — Palm Desert Resort(2)	CA	198		Embassy Suites
Pleasanton (San Ramon Area)	CA	244		Crowne Plaza
San Diego — On the Bay	CA	600		Holiday Inn
San Francisco — Burlingame — Airport	CA	340		Embassy Suites
San Francisco — South San Francisco — Airport(2)	CA	312		Embassy Suites
San Francisco — Fisherman’s Wharf	CA	585		Holiday Inn
San Francisco — Union Square	CA	403		Crowne Plaza
San Rafael — Marin County/Conference Center(2)	CA	235	50%(a)	Embassy Suites
Santa Barbara — Goleta(2)	CA	160		Holiday Inn

53

Hotel	State	Rooms	% Owned(1)	Brand

Santa Monica — Beach at the Pier	CA	132		Holiday Inn
Avon — Beaver Creek Lodge(3)	CO	72		Independent
Denver — Aurora(2)	CO	248	90%(a)	Doubletree
Hartford — Downtown	CT	350		Crowne Plaza
Stamford	CT	380		Holiday Inn Select
Wilmington(2)	DE	244	90%(a)	Doubletree
Boca Raton(2)	FL	263		Embassy Suites
Cocoa Beach — Oceanfront	FL	500		Holiday Inn
Deerfield Beach — Boca Raton/Deerfield Beach Resort(2)	FL	244		Embassy Suites
Ft. Lauderdale — 17th Street(2)	FL	358		Embassy Suites
Ft. Lauderdale — Cypress Creek(2)	FL	253		Sheraton Suites
Jacksonville — Baymeadows(2)	FL	277		Embassy Suites
Miami — International Airport(2)	FL	316		Embassy Suites
Miami — International Airport (LeJeune Center)	FL	304		Crowne Plaza
Orlando — International Airport(2)	FL	288		Holiday Inn Select
Orlando — International Drive — Resort(2)	FL	651		Holiday Inn
Orlando — International Drive/Convention Center(2)	FL	244		Embassy Suites
Orlando — Nikki Bird (Maingate — Walt Disney World Area)	FL	530		Holiday Inn
Orlando — (North)	FL	277		Embassy Suites
Orlando — Walt Disney World Resort(2)	FL	229		Doubletree Guest Suites
Tampa — Busch Gardens	FL	406		Holiday Inn
Tampa — On Tampa Bay(2)	FL	203		Doubletree Guest Suites
Atlanta — Airport(2)	GA	378		Crowne Plaza
Atlanta — Airport(2)	GA	233		Embassy Suites
Atlanta — Airport — North(2)	GA	493		Holiday Inn
Atlanta — Buckhead(2)	GA	317		Embassy Suites
Atlanta — Downtown(2)	GA	211	51%(b)	Courtyard by Marriott
Atlanta — Downtown(2)	GA	242	51%(b)	Fairfield Inn
Atlanta — Galleria(2)	GA	278		Sheraton Suites
Atlanta — Gateway — Atlanta Airport	GA	395		Sheraton
Atlanta — Perimeter — Dunwoody(2)	GA	250		Holiday Inn Select
Atlanta — Perimeter Center(2)	GA	241	50%(a)	Embassy Suites
Atlanta — Powers Ferry(2)	GA	296		Crowne Plaza
Atlanta — South (I-75 & US 41)(2)	GA	180		Holiday Inn
Brunswick(2)	GA	130		Embassy Suites
Columbus — North I-185 at Peachtree Mall	GA	224		Holiday Inn
Davenport	IA	279		Holiday Inn
Chicago — The Allerton	IL	443		Crowne Plaza
Chicago — Lombard/Oak Brook(2)	IL	262	50%(a)	Embassy Suites
Chicago — Northshore/Deerfield (Northbrook)(2)	IL	237		Embassy Suites
Chicago O’Hare Airport(2)	IL	297		Sheraton Suites

Hotel	State	Rooms	% Owned(1)	Brand

Moline — Airport	IL	216		Holiday Inn
Moline — Airport Area	IL	110		Holiday Inn Express
Indianapolis — North(2)	IN	221	50%(e)	Embassy Suites
Kansas City — Overland Park(2)	KS	199	50%(a)	Embassy Suites
Lexington(2)	KY	155		Sheraton Suites
Lexington — Lexington Green(2)	KY	174		Hilton Suites
Baton Rouge(2)	LA	223		Embassy Suites
New Orleans(2)	LA	372		Embassy Suites
New Orleans — French Quarter(2)	LA	374		Holiday Inn
Boston — Government Center	MA	303		Holiday Inn Select
Boston — Marlborough(2)	MA	229		Embassy Suites
Baltimore — BWI Airport(2)	MD	251	90%(a)	Embassy Suites
Troy — North (Auburn Hills)(2)	MI	251	90%(a)	Embassy Suites
Bloomington(2)	MN	219		Embassy Suites
Minneapolis — Airport(2)	MN	310		Embassy Suites
Minneapolis — Downtown	MN	216		Embassy Suites
St. Paul — Downtown	MN	210		Embassy Suites
Kansas City — NE I-435 North (At Worlds of Fun)(2)	MO	165		Holiday Inn
Kansas City — Plaza(2)	MO	266	50%(a)	Embassy Suites
St. Louis — Downtown(2)	MO	297		Embassy Suites
Jackson — North	MS	222		Holiday Inn & Suites
Olive Branch Whispering Woods Hotel and Conference Center	MS	181		Independent
Charlotte(2)	NC	274	50%(e)	Embassy Suites
Charlotte South Park	NC	208		Doubletree Guest Suites
Raleigh(2)	NC	203		Doubletree Guest Suites
Raleigh — Crabtree(2)	NC	225	50%(a)	Embassy Suites
Omaha	NE	107		Homewood Suites
Omaha — Central	NE	187		Doubletree Guest Suites
Omaha — Central	NE	129		Hampton Inn
Omaha — Central (I-80)	NE	383		Holiday Inn
Omaha — Old Mill(2)	NE	223		Crowne Plaza
Omaha — Southwest(3)	NE	78		Holiday Inn Express & Suites
Parsippany(2)	NJ	274	50%(a)	Embassy Suites
Piscataway — Somerset(2)	NJ	224		Embassy Suites
Secaucus — Meadowlands	NJ	304		Crowne Plaza Suites
Secaucus — Meadowlands(2)	NJ	261	50%(a)	Embassy Suites
Albuquerque — Mountain view (at I-40 & I-25)(3)	NM	360		Holiday Inn
Cleveland — Downtown	OH	268		Embassy Suites
Tulsa — I-44(2)	OK	244		Embassy Suites
Philadelphia — Center City	PA	445		Crowne Plaza
Philadelphia — Historic District(2)	PA	364		Holiday Inn

Hotel	State	Rooms	% Owned(1)	Brand

Philadelphia — Society Hill(2)	PA	365		Sheraton
Pittsburgh — At University Center (Oakland)(2)	PA	251		Holiday Inn Select
Charleston — Mills House (Historic Downtown)(2)	SC	214		Holiday Inn
Myrtle Beach — At Kingston Plantation	SC	255		Embassy Suites
Myrtle Beach Resort	SC	385		Hilton
Knoxville — Central At Papermill Road(2)	TN	240		Holiday Inn
Nashville — Airport/Opryland Area	TN	296		Embassy Suites
Nashville — Opryland/Airport (Briley Parkway)	TN	382		Holiday Inn Select
Amarillo — I-40	TX	248		Holiday Inn
Austin(2)	TX	189	90%(a)	Doubletree Guest Suites
Austin — North(2)	TX	260	50%(a)	Embassy Suites
Austin — Town Lake (Downtown Area)(2)	TX	320		Holiday Inn
Beaumont — I-10 (Midtown)(3)	TX	190		Holiday Inn
Corpus Christi(2)	TX	150		Embassy Suites
Dallas	TX	295		Crowne Plaza Suites
Dallas — At Campbell Centre	TX	300	90%(a)	Doubletree
Dallas — Dallas Park Central	TX	114		Staybridge Suites
Dallas — DFW International Airport North	TX	506		Harvey Hotel
Dallas — DFW International Airport North(2)	TX	164		Harvey Suites
Dallas — DFW International Airport South(2)	TX	305		Embassy Suites
Dallas — Love Field(2)	TX	248		Embassy Suites
Dallas — Market Center(2)	TX	354		Crowne Plaza
Dallas — Market Center(2)	TX	244		Embassy Suites
Dallas — North Dallas — Addison (Near the Galleria)	TX	429		Crowne Plaza
Dallas — Park Central	TX	438	60%(c)	Sheraton
Dallas — Park Central	TX	536	60%(c)	Westin
Dallas — Park Central Area(2)	TX	279		Embassy Suites
Dallas — Regal Row(2)	TX	203	51%(b)	Fairfield Inn
Dallas — West End/Convention Center	TX	309		Hampton Inn
Houston — Greenway Plaza Area(2)	TX	355		Holiday Inn Select
Houston — I-10 East(2)	TX	160	51%(b)	Fairfield Inn
Houston — I-10 East(2)	TX	90	51%(b)	Hampton Inn
Houston — I-10 West & Hwy. 6 (Park 10 Area)	TX	349		Holiday Inn Select
Houston — Intercontinental Airport(2)	TX	415		Holiday Inn
Houston — Medical Center(2)	TX	284		Holiday Inn & Suites
Houston — Near the Galleria(2)	TX	209	51%(b)	Courtyard by Marriott
Houston — Near the Galleria(2)	TX	107	51%(b)	Fairfield Inn
Midland — Country Villa(3)	TX	250		Holiday Inn
San Antonio — Downtown (Market Square)	TX	315		Holiday Inn
San Antonio — International Airport(2)	TX	261	50%(a)	Embassy Suites
San Antonio — International Airport(2)	TX	397		Holiday Inn Select
San Antonio — N.W. I-10(2)	TX	216	50%(a)	Embassy Suites
Waco — I-35	TX	170		Holiday Inn

Hotel	State	Rooms	% Owned(1)	Brand

Salt Lake City — Airport	UT	191		Holiday Inn
Burlington(2) Hotel & Conference Center	VT	309		Sheraton
Vienna — At Tysons Corner(2)	VA	437	50%(c)	Sheraton Premiere
Canadian Hotels:
Toronto — Airport	Ontario	445		Holiday Inn Select
Toronto — Yorkdale	Ontario	370		Holiday Inn
Unconsolidated Operations:
Hays(2)	KS	114	50%(d)	Hampton Inn
Hays(2)	KS	191	50%(d)	Holiday Inn
Salina(2)	KS	192	50%(d)	Holiday Inn
Salina — I-70(2)	KS	93	50%(d)	Holiday Inn Express & Suites
New Orleans — Chateau LeMoyne(2)(In French Quarter/ Historic Area)	LA	171	50%(e)	Holiday Inn

(1)	We own 100% of the real estate interests unless otherwise noted. Where our ownership interest is less than 100%, the remaining interest is owned by one of the following parties, as noted:

      (a) affiliates of Hilton Hotels Corporation;

      (b) affiliates of Interstate Hotels & Resorts;

      (c) affiliates of Starwood Hotels and Resorts;

      (d) Great Plains Investments, LLC; or

(e)	other private individuals or partnerships not affiliated with us or any manager or franchisor of the hotel.

With respect to hotels in which we own less than a 100% interest, we serve as the administrative agent or managing member, which allows us to handle administrative functions and to conduct the day-to-day operations of the venture. Generally, however, and in all cases in which we own less than a 51% interest, the consent of the other partner or partners is required to permit us to make major decisions, such as selling or encumbering the hotel, acquiring assets, borrowing money or entering into other capital transactions.

(2)	This hotel is encumbered by mortgage debt or capitalized lease obligation.

(3)	This hotel was sold subsequent to June 30, 2004.

Management Agreements

      The management agreements governing the operation of 86 of our hotels that are (i) managed by IHG or Starwood under brands owned by them, or (ii) managed by Hilton under the Doubletree brand, contain the right and license to operate the hotels under the specified brands. No separate franchise agreements are required for the operation of these hotels.

      Management Fees and Performance Standards. Under the management agreements with IHG for 59 of our hotels operated under the Holiday Inn and Crowne Plaza names, the TRS lessees generally pay IHG a basic management fee for each hotel equal to 2% of total revenue of the hotel plus 5% of the room revenue of the hotel for each fiscal month during the initial term and any renewal term. The minimum basic management fees owed under the other management agreements are generally as follows:

•	Embassy Suites Hotels (56 hotels) — 2% of the hotel’s total revenue per month;

•	Sheraton-Westin (11 hotels) — 2% of the hotel’s total revenue per month; and

•	Doubletree (10 hotels) — between 2% and 3% of the hotel’s total revenue per month.

      Under the management agreements with IHG, the TRS lessees are required to pay an incentive management fee based on the performance of all the managed hotels, considered in the aggregate. The incentive management fee is computed as a percentage of hotel profits in excess of specified returns to us, based on our investment in the managed hotels. The management agreements with the other managers generally provide for an incentive management fee based on a percentage of the TRS lessee’s net income before overhead, up to an additional 2% of revenues, on a hotel by hotel basis. The management fees we paid with respect to hotels in continuing operations during each of the past three years, and during the first six months of 2004, are as follows:

	Management Fees Paid During

	Six Months Ended	Year Ended December 31,
	June 30,
Brand	2004	2003	2002	2001(1)

	(Dollars in thousands)
Holiday Inn	$9,868	$18,429	$19,912	$9,840
Crowne Plaza	4,117	7,691	8,390	4,016
Embassy Suites Hotels	5,303	10,205	11,119	12,245
Sheraton-Westin	1,699	3,855	4,313	6,439
Doubletree	992	1,848	1,853	1,786
Other	1,169	1,869	(1,443)	1,307

Total	$23,148	$43,897	$44,144	$35,633

(1)	The information presented for Holiday Inn and Crowne Plaza, as well as a portion of Other, represents six months of operations following our acquisition of the leases on these properties on July 1, 2001.

      Term and Termination. The management agreements with IHG terminate in 2018 for 33 hotels and 2013 for the remainder. IHG may renew the management agreements under certain circumstances, for one additional five-year term on mutually acceptable terms and conditions. The TRSs may elect not to continue to operate the hotels under the brand beyond the expiration of the initial term; however, that election will give IHG the right to force us to sell that hotel to it at an appraised value. The management agreements with the other managers generally have initial terms of between 10 and 20 years, and the agreements are generally renewable beyond the initial term for a period or periods of between five and 10 years only upon the mutual written agreement of the parties. The management agreements covering our hotels expire, subject to any renewal rights, as follows:

	Number of Management Agreements Expiring in

Brand	2004	2005	2006	2007	2008	Thereafter

Embassy Suites Hotels	7	10	19	9	5	6
Sheraton/Westin	0	0	0	0	1	10
Doubletree	0	0	0	4	2	4
Other	0	0	1	0	0	81

Total	7	10	20	13	8	101

      The management agreements are generally terminable upon the occurrence of standard events of default or if the hotel subject to the agreement fails to meet certain financial expectations. Upon termination by either party for any reason, the TRSs generally will pay all amounts due and owing under the management agreement through the effective date of termination. Under the IHG management agreements, if we sell certain hotels, we may be required to pay IHG a monthly replacement management fee equal to the existing fee structure for up to one year. In addition, if a TRS breaches the agreement, resulting in a default and its termination, or otherwise causes or suffers a termination for any reason other than an event of default by IHG, the TRS may be liable for liquidated damages under the terms of the management agreement. However, if the termination results from the sale of a hotel, no liquidated damages will be owed if the net proceeds of the sold hotel are reinvested to purchase additional, or add rooms to existing, hotels licensed and managed by IHG within one year from the sale of the hotel.

      Assignment. Generally, neither party to the management agreements has the right to sell, assign or transfer the agreements to an unaffiliated third party without the prior written consent of the other party to the agreement, which consent shall not be unreasonably withheld. A change in control of either party will generally require the other’s consent, which may not be unreasonably withheld.

Franchise Agreements

      Other than our 81 hotels, whose license to use a brand name are contained in the management agreement governing their operations, and our four hotels that do not operate under a nationally recognized brand name, each of our remaining hotels operates under a separate franchise or license agreement. Of our 74 hotels that are operated under a separate franchise or license agreement, 56 are operated under the Embassy Suites Hotels brand.

      The Embassy Suites Hotels franchise license agreements to which we are a party grant us the right to the use of the Embassy Suites Hotels name, system and marks with respect to specified hotels and establish various management, operational, record-keeping, accounting, reporting and marketing standards and procedures with which the licensed hotel must comply. In addition, the franchisor establishes requirements for the quality and condition of the hotel and its furnishings, furniture and equipment, and we are obligated to expend such funds as may be required to maintain the hotel in compliance with those requirements.

      Typically, our Embassy Suites Hotels franchise license agreements provide for payment to the franchisor of a license fee or royalty of 4% of suite revenues. In addition, we pay approximately 3.5% of suite revenues as marketing and reservation system contributions for the systemwide benefit of Embassy Suites Hotels. The license fees we paid with respect to hotels in continuing operations, during each of the past three years, and during the first six months of 2004, are as follows:

	License Fees Paid During

	Six Months Ended	Year Ended December 31,
	June 30,
Brand	2004	2003	2002	2001

	(Dollars in thousands)
	(68 hotels)	(68 hotels)	(69 hotels)	(71 hotels)
Embassy Suites Hotels	$8,709	$16,265	$16,523	$17,614
Other	894	1,148	715	932

Total	$9,603	$17,413	$17,238	$18,546

      Our typical Embassy Suites Hotels franchise license agreement provides for a term of 20 years, but we have a right to terminate the license for any particular hotel on the 10th or 15th anniversary of the agreement upon payment by us of an amount equal to the fees paid to the franchisor with respect to that hotel during the two preceding years. The agreements provide us with no renewal or extension rights. The agreements are not assignable by us and a change in control of the franchisee will constitute a default on our part. In the event we breach one of these agreements, in addition to losing the right to use the Embassy Suites Hotels name for the operation of the applicable hotel, we may be liable, under certain circumstances, for liquidated damages equal to the fees paid to the franchisor with respect to that hotel during the three preceding years. Franchise license agreements covering our hotels expire as follows:

	Number of License Agreements Expiring in

Brand	2004	2005	2006	2007	2008	Thereafter

Embassy Suites Hotels	0	1	0	7	1	47
Other(1)	0	1	2	0	0	15

Total	0	2	2	7	1	62

(1)	Included in “other” are the following brands: Fairfield Inn (5 hotels); Holiday Inn branded (4 hotels); Hampton Inn (4 hotels); Hilton and Hilton Suites (2 hotels); Courtyard by Marriott (2 hotels); and Homewood Suites (1 hotel).

Competition

      The hotel industry is highly competitive. Each of our hotels is located in a developed area that includes other hotel properties and competes for guests primarily with other full service and limited service hotels in its immediate vicinity and secondarily with other hotel properties in its geographic market. We believe that brand recognition, location, the quality of the hotel and services provided, and price are the principal competitive factors affecting our hotels.

Environmental Matters

      We customarily obtain a Phase I environmental survey from an independent environmental consultant before acquiring a hotel. The principal purpose of a Phase I survey is to identify indications of potential environmental contamination for which a property owner may have liability and, secondarily, to assess, to a limited extent, the potential for environmental regulatory compliance liabilities. The Phase I surveys of our hotels were designed to meet the requirements of the then current industry standards governing Phase I surveys, and consistent with those requirements, none of the surveys involved testing of groundwater, soil or air. Accordingly, they do not represent evaluations of conditions at the studied sites that would be revealed only through such testing. In addition, their assessment of environmental regulatory compliance issues was general in scope and was not a detailed determination of the hotel’s complete environmental compliance status. Similarly, the surveys did not involve comprehensive analysis of potential offsite liability. The Phase I survey reports did not reveal any environmental liability that we believe would have a material adverse effect on our business, assets or results of operations, nor are we aware of any such liability. Nevertheless, it is possible that these reports do not reveal or accurately assess all environmental liabilities and that there are material environmental liabilities of which we are unaware.

      We believe that our hotels are in compliance, in all material respects, with all federal, state, local and foreign laws and regulations regarding hazardous substances and other environmental matters, the violation of which would have a material adverse effect on us. We have not been notified by any governmental authority or private party of any noncompliance, liability or claim relating to hazardous or toxic substances or other environmental matters in connection with any of our current or former properties that we believe would have a material adverse effect on our business, assets or results of operations. However, obligations for compliance with environmental laws that arise or are discovered in the future may adversely affect our financial condition.

Tax Status

      FelCor elected to be taxed as a REIT under the federal income tax laws, commencing with our initial taxable year ended December 31, 1994. As a REIT, FelCor generally is not subject to federal income taxation at the corporate level on taxable income that is distributed to our stockholders. We may, however, be subject to certain state and local taxes on our income and property. A REIT is subject to a number of organizational and operational requirements, including a requirement that it currently distribute at least 90% of its annual taxable income. In connection with FelCor’s election to be taxed as a REIT, its charter imposes restrictions on the ownership and transfer of shares of its common stock. FelCor LP expects to make distributions on its units sufficient to enable FelCor to meet its distribution obligations as a REIT. As a result of the passage of the REIT Modernization Act, in 2001 we acquired or terminated all of our hotel leases and contributed them to TRSs. These TRSs are subject to both federal and state income taxes.

Employees

      Thomas J. Corcoran, Jr., our President and Chief Executive Officer, entered into an employment agreement with FelCor in 1994 that continues in effect until December 31, 2004, and automatically renews for successive one-year terms unless terminated by either party. All of our executive officers, including

Mr. Corcoran, have change in control contracts that renew annually. FelCor had 65 full-time employees at June 30, 2004.

      All persons employed in the day-to-day operation of our hotels are employees of the management companies engaged by us and are not our employees.

Sharing of Offices and Employees

      We share our executive offices and certain employees with FelCor, Inc., an entity controlled by Mr. Corcoran. FelCor, Inc. bears its share of the costs thereof, including an allocated portion of the rent, salaries of certain personnel, office supplies, telephones and depreciation of office furniture, fixtures and equipment. Any allocation of these shared expenses to us must be approved by a majority of FelCor’s independent directors. During 2003, FelCor, Inc. paid approximately $46,000 of such expenses and we bore the balance of such expenses. Mr. Corcoran’s salary is paid solely by us and he receives no salary from FelCor, Inc. Mr. Corcoran is the President, Chief Executive Officer and a director of our company and also serves as a director (or manager) and the President of FelCor, Inc.

Legal Proceedings

      We leased the San Francisco Holiday Inn Select Downtown & Spa hotel under a lease that was to expire December 31, 2004. In May 2003, the lessor asserted that we were in default of our obligations for maintenance, repair and replacement under the lease, and asserted that the cost of correcting the alleged deficiencies was approximately $14 million. The lessor subsequently asserted that we were also in default of our capital expenditure obligations under the lease in the approximate amount of $3 million. In October 2003, we reached a partial settlement with the lessor, pursuant to which we paid the lessor $296,000 in full satisfaction and discharge of certain maintenance obligations that the lessor had valued in its original claim at $470,300. Following the completion of our evaluation of the remainder of the lessor’s claims, we engaged in negotiations with the lessor and, on May 3, 2004, executed a definitive settlement agreement. Under the terms of the settlement, we paid the lessor $5 million and assigned our interest in the hotel to the lessor as of June 30, 2004, in exchange for which we were relieved of the obligation to make any capital improvements to the hotel that are not specifically agreed to, and received a full release of all known and unknown claims and further obligations under the lease. In addition, we received a release of any termination liability to IHG with respect to the termination of its management agreement with respect to this hotel.

      Other than the previously described claim, at June 30, 2004, there was no litigation pending or known to be threatened against us or affecting any of our hotels, other than claims arising in the ordinary course of business or which are not considered to be material. Furthermore, most of these ordinary course of business claims are substantially covered by insurance. We do not believe that any claims known to us, individually or in the aggregate, will have a material adverse effect on us.

DESCRIPTION OF MATERIAL INDEBTEDNESS

Outstanding Senior Notes

      As of December 31, 2003, we had issued and outstanding an aggregate of $1.2 billion of senior notes, issued in four series, as follows:

•	$175 million aggregate principal amount of 7 3/8% senior notes due 2004 and $125 million aggregate principal amount of 7 5/8% senior notes due 2007, each issued under an indenture dated October 1, 1997;

•	$300 million aggregate principal amount of 8 1/2% senior notes due 2011, issued under an indenture dated June 4, 2001; and

•	$600 million aggregate principal amount of 9 1/2% senior notes due 2008, issued under an indenture dated September 15, 2000.

      Since December 31, 2003, we have issued $290 million aggregate principal amount of the old notes, redeemed all $175 million aggregate principal amount of 7 3/8% senior notes due 2004, and repurchased, through tender offers and open market purchases, $444 million aggregate principal amount, and redeemed $60 million principal amount in September 2004, of 9 1/2% senior notes due 2008. After giving effect to the redemption of the $60 million of 9 1/2% senior notes in September 2004, we will have issued and outstanding $811 million aggregate principal amount of senior notes.

      The new notes will be unsecured and will rank equally with our $576 million of other unsecured senior debt outstanding at August 31, 2004, and any future unsecured senior debt. The new notes will be effectively subordinated to our and our consolidated subsidiaries’ secured debt and to all other debt of our non-guarantor subsidiaries. At August 31, 2004, we and our consolidated subsidiaries had approximately $1,023 million of secured debt, all of which was mortgage and capitalized lease debt and effectively senior to the new notes to the extent of the value of the underlying assets.

      The indentures for our outstanding senior notes contain covenants that are substantially similar to the covenants described in detail under “Description of the Notes and Guarantees — Covenants.” These covenants limit, among other things, our ability to:

•	pay dividends and other distributions with respect to our equity interests and purchase, redeem or retire our equity interests;

•	incur additional indebtedness and issue capital stock that we may be required to redeem prior to the maturity of the notes;

•	enter into certain asset sales;

•	enter into transactions with affiliates;

•	incur liens on assets to secure certain debt; and

•	engage in certain mergers or consolidations and transfers of assets.

      The indentures also limit our restricted subsidiaries’ ability to create restrictions on making certain payments and distributions. We are currently in compliance with all of these covenants.

      Indebtedness under each series of senior notes is guaranteed by the subsidiaries that guarantee other indebtedness of ours.

      Our outstanding senior notes are, and the new notes are expected to be, rated B1 by Moody’s Investors Service, and B- by Standard & Poor’s, which are considered below investment grade.

Mortgage Debt

      As of June 30, 2004, we had aggregate indebtedness of approximately $1.0 billion that was secured by certain of our real estate assets with an aggregate book value of approximately $1.8 billion. Substantially all of our mortgage debt is recourse solely to specific assets, except for fraud, misapplication of funds and other customary recourse provisions. We have mortgage loans covering 41 consolidated hotels that provide for a form of lock-box arrangement for debt service if the debt service coverage ratios of such hotels fall below certain levels. Of these, 23 permit the lender to reserve for debt service and other reserves before the distribution of any excess cash to the owner. The remaining 18 mortgage loans permit the owner to retain 115% of budgeted hotel operating expenses before cash goes to the lock-box for the benefit of the lender. Under 16 of the 18 mortgage loans, in the event that the debt service coverage ratios remain below a second, even lower minimum level, the lender may retain any excess cash (after deduction for 115% of budgeted operating expenses, debt service and escrow requirements) and, if this lower minimum debt service coverage ratio remains below this minimum level for 12 consecutive months, apply any such excess cash to the prepayment of the principal amount of the debt. When the debt service coverage ratio exceeds the lower minimum level for three consecutive months, the excess cash will be returned to the owner.

      Eighteen of the hotels covered by mortgage debt are currently below the debt service coverage ratios that permit the lender to apply cash flow to debt service and escrow requirements before distributing excess cash to the owner. Ten of these 18 mortgages permit the owner to receive 115% of budgeted operating expenses before cash is diverted to the lender’s lock-box. None of the hotels are currently subject to the retention by the lender of excess cash flow for application to the prepayment of debt.

      The 41 consolidated hotels subject to these lock-box arrangements accounted for 21% of FelCor LP’s revenues during fiscal 2003.

DESCRIPTION OF THE NOTES AND GUARANTEES

      The old notes were, and the new notes will be, issued under an indenture, dated as of May 26, 2004, among FelCor LP, as issuer, FelCor, as a guarantor, the Subsidiary Guarantors and SunTrust Bank, as trustee. The terms of the old notes and the new notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939. The terms of the new notes are substantially identical to the terms of the old notes, except for certain transfer restrictions and registration rights relating to the old notes.

      The following description of certain provisions of the indenture is a summary only. It does not restate the indenture in its entirety. Because this a summary, we urge you to read the indenture and the relevant portions of the Trust Indenture Act of 1939 because they, and not this description, define your rights. More specific terms, as well as definitions of relevant terms, can be found in the indenture and the Trust Indenture Act of 1939. We have a filed a copy of the indenture with the SEC as an exhibit to the registration statement, of which this prospectus constitutes a part. You may request a copy of the indenture by contacting us at the address set forth under “Where You Can Find More Information.”

      You can find definitions of certain capitalized terms used in this description under “— Certain Definitions.” For purposes of this section only, references to FelCor LP and FelCor do not include their respective subsidiaries.

General

      The old notes are in the aggregate principal amount of $290 million. The old notes are, and the new notes will be, unsecured senior obligations of FelCor LP. The notes will mature on June 1, 2011.

      Principal of, premium, if any, and interest on the notes will be payable, and the notes may be exchanged or transferred, at the office or agency of FelCor LP in the Borough of Manhattan, The City of New York, which initially will be the corporate trust office of the trustee c/o Harris Trust of New York, Wall Street Plaza, 88 Pine Street, 19th Floor, New York, New York 10005, as agent for the trustee; provided that, at the option of FelCor LP, payment of interest may be made by check mailed to the holders at their addresses as they appear in the security register for the notes.

      The notes will be issued only in fully registered form, without coupons, in denominations of $1,000 of principal amount and any integral multiple. See “— Book-Entry; Delivery and Form.” No service charge will be made for any registration of transfer or exchange of notes, but FelCor LP may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection with a registration of transfer.

      Subject to the covenants described below under “— Covenants” and applicable law, FelCor LP may issue additional notes under the indenture. The notes and any additional notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture.

Interest

      Interest on the notes will be payable semi-annually in cash on each June 1 and December 1, commencing on December 1, 2004, to the persons who are registered holders at the close of business on May 15 and November 15 immediately preceding the applicable interest payment date. Interest on the notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including the date of issuance.

      The notes will bear interest at a rate per annum, reset semi-annually, equal to LIBOR plus 4.25%, as determined by the calculation agent appointed by FelCor LP (the “Calculation Agent”), which currently is the trustee.

      Set forth below is a summary of certain of the defined terms used in the indenture relating to the determination of interest on the notes.

      “LIBOR,” with respect to an Interest Period, will be the rate (expressed as a percentage per annum) for deposits in United States dollars for a six-month period beginning on the second London Banking Day after the Determination Date that appears on Telerate Page 3750 as of 11:00 a.m., London time, on the Determination Date. If Telerate Page 3750 does not include such a rate or is unavailable on a Determination Date, the Calculation Agent will request the principal London office of each of four major banks in the London interbank market, as selected by the Calculation Agent, to provide such bank’s offered quotation (expressed as a percentage per annum), as of approximately 11:00 a.m., London time, on such Determination Date, to prime banks in the London interbank market for deposits in a Representative Amount in United States dollars for a six-month period beginning on the second London Banking Day after the Determination Date. If at least two such offered quotations are so provided, LIBOR for the Interest Period will be the arithmetic mean of such quotations. If fewer than two such quotations are so provided, the Calculation Agent will request each of three major banks in New York City, as selected by the Calculation Agent, to provide such bank’s rate (expressed as a percentage per annum), as of approximately 11:00 a.m., New York City time, on such Determination Date, for loans in a Representative Amount in United States dollars to leading European banks for a six-month period beginning on the second London Banking Day after the Determination Date. If at least two such rates are so provided, LIBOR for the Interest Period will be the arithmetic mean of such rates. If fewer than two such rates are so provided, then LIBOR for the Interest Period will be LIBOR in effect with respect to the immediately preceding Interest Period.

      “Interest Period” means the period commencing on and including an interest payment date and ending on and including the day immediately preceding the next succeeding interest payment date, with the exception that the first Interest Period shall commence on and include May 26, 2004 and end on and include November 30, 2004.

      “Determination Date,” with respect to an Interest Period, will be the second London Banking Day preceding the first day of the Interest Period.

      “London Banking Day” is any day in which dealings in United States dollars are transacted or, with respect to any future date, are expected to be transacted in the London interbank market.

      “Representative Amount” means a principal amount of not less than U.S. $1,000,000 for a single transaction in the relevant market at the relevant time.

      “Telerate Page 3750” means the display designated as “Page 3750” on the Moneyline Telerate service (or such other page as may replace Page 3750 on that service).

      The amount of interest for each day that the notes are outstanding (the “Daily Interest Amount”) will be calculated by dividing the interest rate in effect for such day by 360 and multiplying the result by the principal amount of the notes. The amount of interest to be paid on the notes for each Interest Period will be calculated by adding the Daily Interest Amounts for each day in the Interest Period.

      All percentages resulting from any of the above calculations will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point, with the final one-millionths of a percentage point being rounded upwards (e.g., 9.876545% (or .09876545) being rounded to 9.87655% (or ..0987655)) and all dollar amounts used in or resulting from such calculations will be rounded to the nearest cent (with one-half cent being rounded upwards).

      The interest rate on the notes will in no event be higher than the maximum rate permitted by New York law as the same may be modified by United States law of general application.

      The Calculation Agent will, upon the request of the holder of any note, provide the interest rate then in effect with respect to the notes. All calculations made by the Calculation Agent in the absence of manifest error will be conclusive for all purposes and binding on the Company, the Guarantors and the holders of the notes.

Guarantees

      Each series of our Existing Senior Notes and the notes will be fully and unconditionally guaranteed as to principal, premium, if any, and interest, jointly and severally, by FelCor and the Subsidiary Guarantors, which are identified under “— Certain Definitions” below. If we default in the payment of principal of, or premium, if any, or interest on, any of the Existing Senior Notes or the notes when and as the same become due, whether upon maturity, acceleration, call for redemption, Change of Control, offer to purchase or otherwise, without the necessity of action by the trustee or any holder, FelCor and the Subsidiary Guarantors shall be required promptly to make such payment in full. The indenture provides that FelCor and the Subsidiary Guarantors will be released from their obligations as guarantors under the notes under certain circumstances. The guarantees will be unconditional regardless of the enforceability of the notes or the indenture. The obligations of FelCor and the Subsidiary Guarantors will be limited in a manner intended to avoid such obligations being construed as fraudulent conveyances under applicable law.

      Each of our current and future Restricted Subsidiaries that subsequently guarantees any Indebtedness (the “Guaranteed Indebtedness”) of FelCor LP or FelCor (each a “Future Subsidiary Guarantor”) will be required to guarantee the notes and any other series of senior securities guaranteed by the Subsidiary Guarantors. If the Guaranteed Indebtedness is (A) pari passu in right of payment with such senior securities, then the guarantee of such Guaranteed Indebtedness shall be pari passu in right of payment with, or subordinated in right of payment to, the Subsidiary Guarantee or (B) subordinated in right of payment to such senior securities, then the guarantee of such Guaranteed Indebtedness shall be subordinated in right of payment to the Subsidiary Guarantee at least to the extent that the Guaranteed Indebtedness is subordinated in right of payment to such senior securities.

      Subject to compliance with the preceding paragraph, the indenture also provides that any guarantee by a Subsidiary Guarantor will be automatically and unconditionally released only upon (1) the sale or other disposition of the Capital Stock of the Subsidiary Guarantor, if, as a result of such sale or disposition, such Subsidiary Guarantor ceases to be a subsidiary of FelCor LP, (2) the consolidation or merger of any such Subsidiary Guarantor with any person other than FelCor LP or a Subsidiary of FelCor LP, if, as a result of such consolidation or merger, such Subsidiary Guarantor ceases to be a subsidiary of FelCor LP, (3) a Legal Defeasance or Covenant Defeasance of the indenture or (4) the unconditional and complete release of such Subsidiary Guarantor from its guarantee of all Guaranteed Indebtedness.

Optional Redemption

      Optional Redemption. Except as described below, FelCor LP will not have the right to redeem any notes prior to December 1, 2006. The notes will be redeemable at the option of FelCor LP, in whole or in part, at any time, and from time to time, on and after December 1, 2006, upon not less than 30 days’ nor more than 60 days’ notice, at the following redemption prices (expressed as percentages of the principal amount thereof) if redeemed during the 12-month period commencing December 1 of the years indicated below, in each case together with accrued and unpaid interest thereon to the redemption date:

Redemption
Year	Price

2006	102.000
2007	101.000
2008 and thereafter	100.000%

      Optional Redemption upon Equity Offerings. At any time, or from time to time, on or prior to June 1, 2007, FelCor LP may, at its option, use the net cash proceeds of one or more Equity Offerings to redeem up to 35% of the principal amount of the notes at a redemption price of 100% of the principal amount thereof plus the then applicable interest rate on the notes, together with accrued and unpaid interest, if any, to the date of redemption; provided that:

(1) at least 65% of the principal amount of the notes issued under the indenture remains outstanding immediately after such redemption; and

(2) FelCor LP makes such redemption not more than 90 days after the consummation of any such Equity Offering.

Selection and Notice of Redemption

      In the event that FelCor LP chooses to redeem less than all of the notes, selection of the notes for redemption will be made by the trustee either:

(1) in compliance with the requirements of the principal national securities exchange, if any, on which the notes are listed; or,

(2) on a pro rata basis, by lot or by such method as the trustee shall deem fair and appropriate.

      No notes of a principal amount of $1,000 or less shall be redeemed in part. If a partial redemption is made with the proceeds of an Equity Offering, the trustee will select the notes only on a pro rata basis or on as nearly a pro rata basis as is practicable (subject to DTC procedures) unless such method is otherwise prohibited. Notice of redemption will be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address. Unless FelCor LP defaults in the payment of the redemption price, on and after the redemption date, interest will cease to accrue on notes or portions thereof called for redemption.

Sinking Fund

      There will be no sinking fund payments for the notes.

Registration Rights

      FelCor LP and FelCor agreed with the initial purchaser of the old notes, for the benefit of the holders, that FelCor LP and FelCor would use their best efforts, at their cost, to file and cause to become effective a registration statement with respect to a registered exchange offer to exchange the old notes for an issue of notes that will be senior notes of FelCor LP with terms identical to the old notes, except that the notes would not have legends restricting transfer. The exchange offer being made by this prospectus and the registration statement, of which this prospectus constitutes a part, is intended to satisfy the foregoing obligations of FelCor LP and FelCor. The agreements with the initial purchaser require this exchange offer to remain open for at least 20 business days after the date notice of the exchange offer is mailed to the holders of old notes. For each old note surrendered to FelCor LP under the exchange offer, the holder will receive a new note of equal principal amount.

      Based on an interpretation by the Commission’s staff set forth in no-action letters issued to third parties unrelated to us, we believe that, with the exception set forth below, the new notes issued pursuant to the exchange offer in exchange for old notes may be offered for resale, resold and otherwise transferred by their holders, other than any holder which is our “affiliate” within the meaning of Rule 405 promulgated under the Securities Act or a broker-dealer who purchased old notes directly from FelCor LP to resell pursuant to Rule 144A or any other available exemption promulgated under the Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the new notes are acquired in the ordinary course of business of the holder and the holder does not have any arrangement or understanding with any person to participate in the distribution of the new notes. Any holder who tenders in this exchange offer for the purpose of participating in a distribution of the new notes cannot rely on this interpretation by the Commission’s staff and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Each broker-dealer that receives new notes for its own account in exchange for old notes that were acquired by it as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. See “Plan of Distribution.” Broker-dealers who acquired old notes directly from us and not as a result of market-making activities or other trading activities may not rely on the staff’s interpretations discussed above or participate in this exchange offer and must comply with the prospectus delivery requirements of the Securities Act in order to sell the old notes, unless an exemption is available.

      If the exchange offer is not consummated by November 22, 2004, the annual interest rate borne by the old notes will be increased by 0.5% until the exchange offer is consummated or the SEC declares the shelf registration statement covering the resale of the old notes effective.

      FelCor LP and FelCor are entitled to close the exchange offer 20 business days after its commencement; provided that FelCor LP has accepted all old notes validly tendered in accordance with the terms of the exchange offer. Old notes not tendered in this exchange offer will bear interest at the rate set forth on the cover page of this prospectus and will be subject to all of the terms and conditions specified in the indenture and to the transfer restrictions described in “Notice to Investors” in the offering memorandum relating to the old notes.

      This description of some of the provisions of the registration rights agreement is a summary only. We urge you to read the registration rights agreement because it defines your rights regarding registration of the old notes. A copy of the registration rights agreement has been filed with the SEC as an exhibit to the registration statement, of which this prospectus constitutes a part. You may request a copy of this agreement by contacting us at the address set forth under “Where You Can Find More Information.”

Ranking

      The old notes are, and the new notes will be, unsecured senior obligations of FelCor LP, and rank equally in right of payment with our $576 million of other unsecured Senior Indebtedness of FelCor LP at August 31, 2004. The notes are effectively subordinated to all of our and our consolidated Subsidiaries’ secured Indebtedness and to all other Indebtedness of the non-guarantor Subsidiaries. Our secured Indebtedness includes only mortgage and capitalized lease debt. At August 31, 2004, we and our consolidated Subsidiaries had approximately $1,023 million of mortgage and capitalized lease debt, which is effectively senior to the notes to the extent of the value of the underlying assets.

      At August 31, 2004, our non-guarantor Subsidiaries had no other Indebtedness.

Certain Definitions

      Set forth below are definitions of certain terms contained in the indenture that are used in this description. Please refer to the indenture for the definition of other capitalized terms used in this description that are not defined below.

      “Acquired Indebtedness” means Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary or assumed in connection with an Asset Acquisition from such Person by a Restricted Subsidiary and not incurred by such Person in connection with, or in anticipation of, such Person becoming a Restricted Subsidiary or such Asset Acquisition; provided that Indebtedness of such Person that is redeemed, defeased, retired or otherwise repaid at the time of or immediately upon consummation of the transactions by which such Person becomes a Restricted Subsidiary or such Asset Acquisition shall not be Acquired Indebtedness.

      “Adjusted Consolidated Net Income” means, for any period, the aggregate net income (or loss) of FelCor, FelCor LP and their respective Restricted Subsidiaries for such period determined on a consolidated basis in conformity with GAAP (without taking into account Unrestricted Subsidiaries) plus the minority interest in FelCor LP, if applicable; provided that the following items shall be excluded in computing Adjusted Consolidated Net Income, without duplication:

(1) the net income (or loss) of any Person, other than FelCor LP, FelCor or a Restricted Subsidiary, except to the extent of the amount of dividends or other distributions actually paid to FelCor LP, FelCor or any of their respective Restricted Subsidiaries by such Person during such period;

(2) the net income (or loss) of any Restricted Subsidiary to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of such net income is not at the time permitted by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Restricted Subsidiary;

(3) any after-tax gains or losses attributable to Asset Sales;

(4) for so long as the notes are not rated Investment Grade, any amount paid or accrued as dividends on Preferred Stock of FelCor LP, FelCor or any Restricted Subsidiary owned by Persons other than FelCor or FelCor LP and any of their respective Restricted Subsidiaries; and

(5) all extraordinary gains and extraordinary losses.

      “Adjusted Consolidated Net Tangible Assets” means the total amount of assets of FelCor LP, FelCor and their respective Restricted Subsidiaries (less applicable depreciation, amortization and other valuation reserves), except to the extent resulting from write-ups of capital assets (excluding write-ups in connection with accounting for acquisitions in conformity with GAAP), after deducting from the total amount of assets:

(1) all current liabilities of FelCor LP, FelCor and their respective Restricted Subsidiaries, excluding intercompany items, and

(2) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as set forth on the most recent quarterly or annual consolidated balance sheet of FelCor LP or FelCor and their respective Restricted Subsidiaries, prepared in conformity with GAAP and filed with the SEC or provided to the trustee pursuant to the “SEC Reports and Reports to Holders” covenant.

      “Adjusted Total Assets” means, for any Person, the sum of:

(1) Total Assets for such Person as of the end of the calendar quarter preceding the Transaction Date as set forth on the most recent quarterly or annual consolidated balance sheet of FelCor LP or FelCor and their respective Restricted Subsidiaries, prepared in conformity with GAAP and filed with the SEC or provided to the trustee pursuant to the “SEC Reports and Reports to Holders” covenant, and

(2) any increase in Total Assets following the end of such quarter including, without limitation, any increase in Total Assets resulting from the application of the proceeds of any additional Indebtedness.

      “Affiliate” means, as applied to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

      “Asset Acquisition” means:

(1) an investment by FelCor LP or FelCor or any of their respective Restricted Subsidiaries in any other Person pursuant to which such Person shall become a Restricted Subsidiary or shall be merged into or consolidated with FelCor LP or FelCor or any of their respective Restricted Subsidiaries; provided that such Person’s primary business is related, ancillary, incidental or complementary to the businesses of FelCor LP or FelCor or any of their respective Restricted Subsidiaries on the date of such investment; or

(2) an acquisition by FelCor LP or FelCor or any of their respective Restricted Subsidiaries from any other Person that constitutes substantially all of a division or line of business, or one or more hotel properties, of such Person; provided that the property and assets acquired are related, ancillary, incidental or complementary to the businesses of FelCor LP or FelCor or any of their respective Restricted Subsidiaries on the date of such acquisition.

      “Asset Disposition” means the sale or other disposition by FelCor LP or FelCor or any of their respective Restricted Subsidiaries, other than to FelCor LP, FelCor or another Restricted Subsidiary, of:

(1) all or substantially all of the Capital Stock of any Restricted Subsidiary, or

(2) all or substantially all of the assets that constitute a division or line of business, or one or more hotel properties, of FelCor LP or FelCor or any of their respective Restricted Subsidiaries.

      “Asset Sale” means any sale, transfer or other disposition, including by way of merger, consolidation or sale-leaseback transaction, in one transaction or a series of related transactions by FelCor LP or FelCor or any of their Restricted Subsidiaries to any Person other than FelCor LP or FelCor or any of their respective Restricted Subsidiaries of:

(1) all or any of the Capital Stock of any Restricted Subsidiary other than sales permitted under clause (4) of the “Limitation on the Issuance and Sale of Capital Stock of Restricted Subsidiaries” covenant described below,

(2) all or substantially all of the property and assets of an operating unit or business of FelCor LP or FelCor or any of their respective Restricted Subsidiaries, or

(3) any other property and assets of FelCor LP or FelCor or any of their respective Restricted Subsidiaries outside the ordinary course of business of FelCor LP or FelCor or such Restricted Subsidiary and, in each case, that is not governed by the provisions of the indenture applicable to mergers, consolidations and sales of assets of FelCor LP and FelCor;

provided that “Asset Sale” shall not include:

•	sales or other dispositions of inventory, receivables and other current assets,

•	sales, transfers or other dispositions of assets with a fair market value not in excess of $1 million in any transaction or series of related transactions, or

•	sales or other dispositions of assets for consideration at least equal to the fair market value of the assets sold or disposed of, to the extent that the consideration received would satisfy the requirements set forth in the second bullet of clause (1) of the second paragraph of the “Limitation on Asset Sales” covenant.

      “Average Life” means at any date of determination with respect to any debt security, the quotient obtained by dividing:

(1) the sum of the products of:

•	the number of years from such date of determination to the dates of each successive scheduled principal payment of such debt security, and

•	the amount of such principal payment; by

(2) the sum of all such principal payments.

      “Capital Stock” means, with respect to any Person, any and all shares, interests, participation or other equivalents (however designated, whether voting or non-voting), including partnership interests, whether general or limited, in the equity of such Person, whether outstanding on the Closing Date or issued thereafter, including, without limitation, all Common Stock, Preferred Stock and Units.

      “Capitalized Lease” means, as applied to any Person, any lease of any property, whether real, personal or mixed, of which the discounted present value of the rental obligations of such Person as lessee, in conformity with GAAP, is required to be capitalized on the balance sheet of such Person.

      “Capitalized Lease Obligations” means the discounted present value of the rental obligations under a Capitalized Lease as reflected on the balance sheet of such Person in accordance with GAAP.

      “Change of Control” means such time as:

(1) a “person” or “group” (as such terms are defined in Sections 13(d) and 14(d)(2) of the Securities and Exchange Act of 1934 (the “Exchange Act”)), becomes the ultimate “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act) of more than 35% of the total voting power of the Voting Stock of FelCor or, other than by FelCor, of FelCor LP on a fully diluted basis; or

(2) individuals who on the Closing Date constitute the Board of Directors (together with any new or replacement directors whose election by the Board of Directors or whose nomination by the Board of

Directors for election by FelCor’s shareholders was approved by a vote of at least a majority of the members of the Board of Directors then still in office who either were members of the Board of Directors on the Closing Date or whose election or nomination for election was so approved) cease for any reason to constitute a majority of the members of the Board of Directors then in office.

      “Closing Date” means May 26, 2004.

      “Common Stock” means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) that have no preference on liquidation or with respect to distributions over any other class of Capital Stock, including partnership interests, whether general or limited, of such Person’s equity, whether outstanding on the Closing Date or issued thereafter, including, without limitation, all series and classes of common stock.

      “Consolidated EBITDA” means, for any period, Adjusted Consolidated Net Income for such period plus, to the extent such amount was deducted in calculating such Adjusted Consolidated Net Income:

(1) Consolidated Interest Expense,

(2) income taxes (other than income taxes (either positive or negative) attributable to extraordinary and non-recurring gains or losses or sales of assets),

(3) depreciation expense,

(4) amortization expense, and

(5) all other non-cash items reducing Adjusted Consolidated Net Income (other than items that will require cash payments and for which an accrual or reserve is, or is required by GAAP to be, made), less all non-cash items increasing Adjusted Consolidated Net Income, all as determined on a consolidated basis for FelCor LP, FelCor and their respective Restricted Subsidiaries in conformity with GAAP; provided that, if any Restricted Subsidiary is not a Wholly Owned Restricted Subsidiary, Consolidated EBITDA shall be reduced (to the extent not otherwise reduced in accordance with GAAP) by an amount equal to:

•	the amount of the Adjusted Consolidated Net Income attributable to such Restricted Subsidiary multiplied by

•	the percentage ownership interest in the income of such Restricted Subsidiary not owned on the last day of such period by FelCor LP or FelCor or any of their respective Restricted Subsidiaries.

      “Consolidated Interest Expense” means, for any period, without duplication, the aggregate amount of interest expense in respect of Indebtedness during such period, all as determined on a consolidated basis (without taking into account Unrestricted Subsidiaries) in conformity with GAAP including, without limitation:

•	amortization of original issue discount on any Indebtedness and the interest portion of any deferred payment obligation, calculated in accordance with GAAP;

•	all commissions, discounts and other fees and expenses owed with respect to letters of credit and bankers’ acceptance financing;

•	the net costs associated with Interest Rate Agreements and Indebtedness that is Guaranteed or secured by assets of FelCor LP, FelCor or any of their respective Restricted Subsidiaries; and

•	all but the principal component of rentals in respect of capitalized lease obligations paid, accrued or scheduled to be paid or to be accrued by FelCor LP, FelCor and their respective Restricted Subsidiaries;

excluding (A) the amount of such interest expense of any Restricted Subsidiary if the net income of such Restricted Subsidiary is excluded in the calculation of Adjusted Consolidated Net Income pursuant to clause (2) of the definition thereof (but only in the same proportion as the net income of such Restricted Subsidiary is excluded from the calculation of Adjusted Consolidated Net Income pursuant to clause (2) of the definition thereof) and (B) any premiums, fees and expenses (and any amortization thereof) payable in connection with the offering of the notes or paid in connection with any other Indebtedness outstanding on June 30, 2000, all as determined on a consolidated basis (without taking into account Unrestricted Subsidiaries) in conformity with GAAP.

      “Currency Agreement” means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement.

      “Default” means any event that is, or after notice or passage of time or both would be, an Event of Default.

      “Disqualified Stock” means any class or series of Capital Stock of any Person that by its terms or otherwise is:

(1) required to be redeemed prior to the Stated Maturity of the notes,

(2) redeemable at the option of the holder of such class or series of Capital Stock, other than Units, at any time prior to the Stated Maturity of the notes, or

(3) convertible into or exchangeable for Capital Stock referred to in clause (1) or (2) above or Indebtedness having a scheduled maturity prior to the Stated Maturity of the notes;

provided that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to repurchase or redeem such Capital Stock upon the occurrence of an “asset sale” or “change of control” occurring prior to the Stated Maturity of the notes shall not constitute Disqualified Stock if the “asset sale” or “change of control” provisions applicable to such Capital Stock are no more favorable to the holders of such Capital Stock than the provisions contained in “Limitation on Asset Sales” and “Repurchase of Notes upon a Change of Control” covenants described below and such Capital Stock specifically provides that such Person will not repurchase or redeem any such stock pursuant to such provision prior to FelCor LP’s repurchase of the notes as are required to be repurchased pursuant to the “Limitation on Asset Sales” and “Repurchase of Notes upon a Change of Control” covenants described below.

      “DJONT” means DJONT Operations, L.L.C., a Delaware limited liability company.

      “Equity Offering” means a public or private offering of Capital Stock (other than Disqualified Stock) of FelCor or FelCor LP; provided that, the proceeds received by FelCor or FelCor LP directly or indirectly from such offering are not less than $50 million.

      “Existing Senior Notes” means our outstanding 7 3/8% senior notes due 2004, 7 5/8% senior notes due 2007, 9 1/2% senior notes due 2008 and 8 1/2% senior notes due 2011.

      “Fair market value” means the price that would be paid in an arm’s-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy, as determined in good faith by the Board of Directors, whose determination shall be conclusive if evidenced by a Board Resolution.

      “Funds From Operations” for any period means the consolidated net income of FelCor LP, FelCor and their respective Restricted Subsidiaries for such period in conformity with GAAP (without taking into account Unrestricted Subsidiaries) excluding gains or losses from debt restructurings and sales of depreciable operating property, plus depreciation of real property (including furniture and equipment) and amortization related to real property and other non-cash charges related to real property, after adjustments for unconsolidated partnerships and joint ventures plus the minority interest in FelCor LP, if applicable; provided that for purposes of the payment of any dividend or distribution by FelCor LP or FelCor, “Funds From Operations” shall be equal to $80 million plus the amount thereof computed for the period commencing with July 1, 2000 and ending on the last day of the last fiscal quarter preceding the payment of such dividend or distribution.

      “GAAP” means generally accepted accounting principles in the United States of America as in effect as of July 1, 2000, including, without limitation, those set forth in the opinions and pronouncements of the

Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. All ratios and computations contained or referred to in the indenture shall be computed in conformity with GAAP applied on a consistent basis, except that calculations made for purposes of determining compliance with the terms of the covenants and with other provisions of the indenture shall be made without giving effect to:

•	the amortization of any expenses incurred in connection with the offering of the notes, and

•	except as otherwise provided, the amortization of any amounts required or permitted by Accounting Principles Board Opinions Nos. 16 and 17.

      “Government Securities” means direct obligations of, obligations guaranteed by, or participations in pools consisting solely of obligations of or obligations guaranteed by, the United States of America for the payment of which obligations or guarantee the full faith and credit of the United States of America is pledged and that are not callable or redeemable at the option of the issuer thereof.

      “Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person:

(1) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services (unless such purchase arrangements are on arm’s-length terms and are entered into in the ordinary course of business), to take-or-pay, or to maintain financial statement conditions or otherwise), or

(2) entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

provided, that the term “Guarantee” shall not include (a) endorsements for collection or deposit in the ordinary course of business or (b) a guarantee by FelCor LP or FelCor of Indebtedness of a Subsidiary of FelCor LP that is recourse (except upon the occurrence of certain events set forth in the instruments governing such Indebtedness, including, without limitation, fraud, misapplication of funds or other customary recourse provisions) solely to assets pledged to secure such Indebtedness, for so long as such guarantee may not be enforced against FelCor LP or FelCor by the holder of such Indebtedness (except upon the occurrence of such an event), provided that upon the occurrence of such an event, such guarantee shall be deemed to be the incurrence of a “Guarantee” and at the time of such incurrence and during such period as such guarantee may be enforced against FelCor LP or FelCor by the holder of such Indebtedness, such guarantee shall be deemed to be a “Guarantee” for all purposes under the Indenture. The term “Guarantee” used as a verb has a corresponding meaning.

      “Guarantors” means FelCor and the Subsidiary Guarantors, collectively.

      “Incur” means, with respect to any Indebtedness, to incur, create, issue, assume, Guarantee or otherwise become liable for or with respect to, or become responsible for, the payment of, contingently or otherwise, such Indebtedness, including an “Incurrence” of Acquired Indebtedness; provided that neither the accrual of interest nor the accretion of original issue discount shall be considered an Incurrence of Indebtedness.

      “Indebtedness” means, with respect to any Person at any date of determination (without duplication):

(1) all indebtedness of such Person for borrowed money;

(2) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3) the face amount of letters of credit or other similar instruments (excluding obligations with respect to letters of credit (including trade letters of credit) securing obligations (other than obligations described in (1) or (2) above or (5), (6) or (7) below) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if drawn upon, to the extent such drawing is reimbursed no later than the third Business Day following receipt by such Person of a demand for reimbursement);

(4) all unconditional obligations of such Person to pay the deferred and unpaid purchase price of property or services, which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto or the completion of such services, except Trade Payables;

(5) all Capitalized Lease Obligations;

(6) all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided that the amount of such Indebtedness shall be the lesser of (A) the fair market value of such asset at that date of determination and (B) the amount of such Indebtedness;

(7) all Indebtedness of other Persons Guaranteed by such Person to the extent such Indebtedness is Guaranteed by such Person; and

(8) to the extent not otherwise included in this definition or the definition of Consolidated Interest Expense, obligations under Currency Agreements and Interest Rate Agreements.

The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations of the type described above and, with respect to obligations under any Guarantee, the maximum liability upon the occurrence of the contingency giving rise to the obligation; provided that:

•	the amount outstanding at any time of any Indebtedness issued with original issue discount shall be deemed to be the face amount with respect to such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at the date of determination in conformity with GAAP, and

•	Indebtedness shall not include any liability for federal, state, local or other taxes.

      “Interest Coverage Ratio” means, on any Transaction Date, the ratio of:

•	the aggregate amount of Consolidated EBITDA for the then most recent four fiscal quarters prior to such Transaction Date for which reports have been filed with the SEC or provided to the Trustee pursuant to the “SEC Reports and Reports to Holders” covenant (“Four Quarter Period”); to

•	the aggregate Consolidated Interest Expense during such Four Quarter Period.

In making the foregoing calculation,

      (1) pro forma effect shall be given to any Indebtedness Incurred or repaid (other than in connection with an Asset Acquisition or Asset Disposition) during the period (“Reference Period”) commencing on the first day of the Four Quarter Period and ending on the Transaction Date (other than Indebtedness Incurred or repaid under a revolving credit or similar arrangement to the extent of the commitment thereunder (or under any predecessor revolving credit or similar arrangement) in effect on the last day of such Four Quarter Period unless any portion of such Indebtedness is projected, in the reasonable judgment of the senior management of FelCor LP or FelCor, to remain outstanding for a period in excess of 12 months from the date of the Incurrence thereof), in each case as if such Indebtedness had been Incurred or repaid on the first day of such Reference Period;

      (2) Consolidated Interest Expense attributable to interest on any Indebtedness (whether existing or being Incurred) computed on a pro forma basis and bearing a floating interest rate shall be computed as if the rate in effect on the Transaction Date (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months or, if shorter, at least equal to the remaining term of such Indebtedness) had been the applicable rate for the entire period;

      (3) pro forma effect shall be given to Asset Dispositions and Asset Acquisitions (including giving pro forma effect to the application of proceeds of any Asset Disposition and any Indebtedness Incurred or repaid in connection with any such Asset Acquisitions or Asset Dispositions) that occur during such Reference Period but subsequent to the end of the related Four Quarter Period as if they had occurred and such proceeds had been applied on the first day of such Reference Period; and

      (4) pro forma effect shall be given to asset dispositions and asset acquisitions (including giving pro forma effect to the application of proceeds of any asset disposition and any Indebtedness Incurred or repaid in connection with any such asset acquisitions or asset dispositions) that have been made by any Person that has become a Restricted Subsidiary or has been merged with or into FelCor LP or FelCor or any of their respective Restricted Subsidiaries during such Reference Period but subsequent to the end of the related Four Quarter Period and that would have constituted Asset Dispositions or Asset Acquisitions during such Reference Period but subsequent to the end of the related Four Quarter Period had such transactions occurred when such Person was a Restricted Subsidiary as if such asset dispositions or asset acquisitions were Asset Dispositions or Asset Acquisitions and had occurred on the first day of such Reference Period; provided that to the extent that clause (3) or (4) of this sentence requires that pro forma effect be given to an Asset Acquisition or Asset Disposition, such pro forma calculation shall be based upon the four full fiscal quarters immediately preceding the Transaction Date of the Person, or division or line of business, or one or more hotel properties, of the Person that is acquired or disposed of to the extent that such financial information is available.

      “Interest Rate Agreement” means any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement, option or future contract or other similar agreement or arrangement with respect to interest rates.

      “Investment” in any Person means any direct or indirect advance, loan or other extension of credit (including without limitation by way of Guarantee or similar arrangement, but excluding advances to customers in the ordinary course of business that are, in conformity with GAAP, recorded as accounts receivable on the consolidated balance sheet of FelCor LP, FelCor and their respective Restricted Subsidiaries) or capital contribution to (by means of any transfer of cash or other property (tangible or intangible) to others or any payment for property or services solely for the account or use of others, or otherwise), or any purchase or acquisition of Capital Stock, bonds, notes, debentures or other similar instruments issued by, such Person and shall include:

(1) the designation of a Restricted Subsidiary as an Unrestricted Subsidiary; and

(2) the fair market value of the Capital Stock (or any other Investment), held by FelCor LP or FelCor or any of their respective Restricted Subsidiaries of (or in) any Person that has ceased to be a Restricted Subsidiary, including without limitation, by reason of any transaction permitted by clause (3) of the “Limitation on the Issuance and Sale of Capital Stock of Restricted Subsidiaries” covenant;

provided that the fair market value of the Investment remaining in any Person that has ceased to be a Restricted Subsidiary shall be deemed not to exceed the aggregate amount of Investments previously made in such Person valued at the time such Investments were made, less the net reduction of such Investments. For purposes of the definition of “Unrestricted Subsidiary” and the “Limitation on Restricted Payments” covenant described below:

•	“Investment” shall include the fair market value of the assets (net of liabilities (other than liabilities to FelCor LP or FelCor or any of their respective Restricted Subsidiaries)) of any Restricted Subsidiary at the time such Restricted Subsidiary is designated an Unrestricted Subsidiary;

•	the fair market value of the assets (net of liabilities (other than liabilities to FelCor LP or FelCor or any of their respective Restricted Subsidiaries)) of any Unrestricted Subsidiary at the time that such Unrestricted Subsidiary is designated a Restricted Subsidiary shall be considered a reduction in outstanding Investments; and

•	any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer.

      “Investment Grade” means a rating of the notes by both S&P and Moody’s, each such rating being in one of such agency’s four highest generic rating categories that signifies investment grade (i.e. BBB- (or the equivalent) or higher by S&P and Baa3 (or the equivalent) or higher by Moody’s); provided, in each case, such ratings are publicly available; provided, further, that in the event Moody’s or S&P is no longer in existence for purposes of determining whether the notes are rated “Investment Grade,” such organization may be replaced by a nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) designated by FelCor LP and FelCor, notice of which shall be given to the trustee.

      “Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including without limitation, any conditional sale or other title retention agreement or lease in the nature thereof or any agreement to give any security interest).

      “Line of Credit” means an unsecured credit facility established by FelCor LP or FelCor, together with all other agreements, instruments and documents executed or delivered pursuant thereto or in connection therewith, in each case as such agreements, instruments or documents may be amended, supplemented, extended, renewed, replaced or otherwise modified from time to time; provided that, with respect to any such credit facility, such facility shall be the Line of Credit under the indenture only if a notice to that effect is delivered by FelCor LP or FelCor to the trustee.

      “Moody’s” means Moody’s Investors Service, Inc. and its successors.

      “Net Cash Proceeds” means:

(1) with respect to any Asset Sale, the proceeds of such Asset Sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents (except to the extent such obligations are financed or sold with recourse to FelCor LP or FelCor or any of their respective Restricted Subsidiaries) and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of:

•	brokerage commissions and other fees and expenses (including fees and expenses of counsel and investment bankers) related to such Asset Sale,

•	provisions for all taxes actually paid or payable as a result of such Asset Sale by FelCor LP, FelCor and their respective Restricted Subsidiaries, taken as a whole,

•	payments made to repay Indebtedness or any other obligation outstanding at the time of such Asset Sale that either (A) is secured by a Lien on the property or assets sold or (B) is required to be paid as a result of such sale, and

•	amounts reserved by FelCor LP, FelCor and their respective Restricted Subsidiaries against any liabilities associated with such Asset Sale, including without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as determined on a consolidated basis in conformity with GAAP; and

(2) with respect to any issuance or sale of Capital Stock, the proceeds of such issuance or sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents (except to the extent such obligations are financed or sold with recourse to FelCor LP or FelCor or any of their respective Restricted Subsidiaries) and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of attorney’s fees, accountants’ fees, underwriters’ or placement agents’ fees, discounts or commissions and brokerage, consultant and other fees incurred in connection with such issuance or sale and net of tax paid or payable as a result thereof.

      “Note Guarantee” means a Guarantee by FelCor and the Subsidiary Guarantors for payment of the notes by such Person. The Note Guarantees will be unsecured senior obligations of each such Person and will be unconditional regardless of the enforceability of the notes or the indenture.

      “Offer to Purchase” means an offer to purchase notes by FelCor LP, from the holders commenced by mailing a notice to the trustee and each holder stating:

(1) the covenant pursuant to which the offer is being made and that all notes validly tendered will be accepted for payment on a pro rata basis;

(2) the purchase price and the date of purchase (which shall be a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed) (“Payment Date”);

(3) that any note not tendered will continue to accrue interest pursuant to its terms;

(4) that, unless FelCor LP defaults in the payment of the purchase price, any note accepted for payment pursuant to the Offer to Purchase shall cease to accrue interest on and after the Payment Date;

(5) that holders electing to have a note purchased pursuant to the Offer to Purchase will be required to surrender the note, together with the form entitled “Option of the Holder to Elect Purchase” on the reverse side of the note completed, to the Paying Agent at the address specified in the notice prior to the close of business on the Business Day immediately preceding the Payment Date;

(6) that holders will be entitled to withdraw their election if the Payment Agent receives, not later than the close of business on the third Business Day immediately preceding the Payment Date, a telegram, facsimile transmission or letter setting forth the name of such holder, the principal amount of notes delivered for purchase and a statement that such holder is withdrawing his election to have such notes purchased; and

(7) that holders whose notes are being purchased only in part will be issued new notes equal in principal amount to the unpurchased portion of the notes surrendered; provided that each note purchased and each new note issued shall be in a principal amount of $1,000 or integral multiples thereof.

      On the Payment Date, FelCor LP shall

•	accept for payment on a pro rata basis notes or portions thereof tendered pursuant to an Offer to Purchase; and

•	deposit with the Paying Agent money sufficient to pay the purchase price of all notes or portions thereof so accepted;

•	and shall promptly thereafter deliver, or cause to be delivered, to the trustee all notes or portions thereof so accepted together with an Officers’ Certificate specifying the notes or portions thereof accepted for payment by FelCor LP.

      The Paying Agent shall promptly mail to the holders of notes so accepted payment in an amount equal to the purchase price, and the trustee shall promptly authenticate and mail to such holders a new note equal in principal amount to any unpurchased portion of any note surrendered; provided that each note purchased and each new note issued shall be in a principal amount of $1,000 or integral multiples thereof. FelCor LP will publicly announce the results of an Offer to Purchase as soon as practicable after the Payment Date. FelCor LP will comply with Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable, in the event that FelCor LP is required to repurchase notes pursuant to an Offer to Purchase.

      “Permitted Investment” means:

(1) an Investment in FelCor LP or FelCor or any of their Restricted Subsidiaries or a Person that will, upon the making of such Investment, become a Restricted Subsidiary or be merged or consolidated with or into or transfer or convey all or substantially all its assets to, FelCor LP or FelCor or any of their Restricted Subsidiaries; provided that such person’s primary business is related, ancillary, incidental or complementary to the businesses of FelCor LP or FelCor or any of their respective Restricted Subsidiaries on the date of such Investment;

(2) Temporary Cash Investments;

(3) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses in accordance with GAAP; and

(4) stock, obligations or securities received in satisfaction of judgments.

      “Person” means an individual, partnership, corporation, limited liability company, unincorporated organization, trust or joint venture, or a governmental agency or political subdivision thereof.

      “Preferred Stock” means, with respect to any Person, any and all shares, interests, participation or other equivalents (however designated, whether voting or non-voting) that have a preference on liquidation or with respect to distributions over any other class of Capital Stock, including preferred partnership interests, whether general or limited, or such Person’s preferred or preference stock, whether outstanding on the Closing Date or issued thereafter, including, without limitation, all series and classes of such preferred or preference stock.

      “Restricted Subsidiary” means any Subsidiary of FelCor LP or FelCor other than an Unrestricted Subsidiary.

      “Secured Indebtedness” means any Indebtedness secured by a Lien upon the property of FelCor LP or FelCor or any of their respective Restricted Subsidiaries, other than Indebtedness secured by a Stock Pledge to the extent such Indebtedness does not exceed 50% of Adjusted Total Assets.

      “Senior Indebtedness” means the following obligations of FelCor LP or FelCor or any of their respective Restricted Subsidiaries, whether outstanding on the Closing Date or thereafter Incurred:

(1) all Indebtedness and all other monetary obligations (including expenses, fees and other monetary obligations) of FelCor LP and FelCor under the Line of Credit;

(2) all Indebtedness and all other monetary obligations of FelCor LP or FelCor or any of their respective Restricted Subsidiaries (other than the notes), including principal and interest on such Indebtedness, unless such Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such Indebtedness is issued is expressly subordinated in right of payment to the notes; and

(3) Subsidiary Debt.

      Senior Indebtedness will also include interest accruing subsequent to events of bankruptcy of FelCor LP and FelCor and their respective Restricted Subsidiaries at the rate provided for in the document governing such Senior Indebtedness, whether or not such interest is an allowed claim enforceable against the debtor in a bankruptcy case under bankruptcy law.

      “Significant Subsidiary” means, at any determination date, any Restricted Subsidiary that, together with its Subsidiaries:

(1) for the most recent fiscal year of FelCor LP and FelCor, accounted for more than 10% of the consolidated revenues of FelCor LP, FelCor and their respective Restricted Subsidiaries, or

(2) as of the end of such fiscal year, was the owner of more than 10% of the consolidated assets of FelCor LP, FelCor and their respective Restricted Subsidiaries, all as set forth on the most recently available consolidated financial statements thereof for such fiscal year.

      “S&P” means Standard & Poor’s, a division of The McGraw-Hill Companies, and its successors.

      “Stated Maturity” means:

(1) with respect to any debt security, the date specified in such debt security as the fixed date on which the final installment of principal of such debt security is due and payable; and

(2) with respect to any scheduled installment of principal of or interest on any debt security, the date specified in such debt security as the fixed date on which such installment is due and payable.

      “Stock Pledge” means a first priority security interest in the equity interests of subsidiaries of FelCor and/or FelCor LP.

      “Subsidiary” means, with respect to any Person, any corporation, association or other business entity of which more than 50% of the voting power of the outstanding Voting Stock is owned, directly or indirectly, by such Person and one or more other Subsidiaries of such Person and the accounts of which would be consolidated with those of such Person in its consolidated financial statements in accordance with GAAP, if such statements were prepared as of such date.

      “Subsidiary Debt” means all unsecured Indebtedness of which a Restricted Subsidiary is the primary obligor.

      “Subsidiary Guarantee” means a Guarantee by each Subsidiary Guarantor for payment of the notes by such Subsidiary Guarantor. The Subsidiary Guarantee will be an unsecured senior obligation of each Subsidiary Guarantor and will be unconditional regardless of the enforceability of the notes and the indenture. Notwithstanding the foregoing, each Subsidiary Guarantee by a Subsidiary Guarantor shall provide by its terms that it shall be automatically and unconditionally released and discharged upon any sale, exchange or transfer, to any Person not an Affiliate of FelCor LP or FelCor, of all of the Capital Stock owned by FelCor LP, FelCor and their respective Restricted Subsidiaries in, or all or substantially all the assets of, such Restricted Subsidiary (which sale, exchange or transfer is not then prohibited by the indenture).

      “Subsidiary Guarantor” means each of the following:

(1) FelCor/ CSS Hotels, L.L.C., a Delaware limited liability company;

(2) FelCor/ LAX Hotels, L.L.C., a Delaware limited liability company;

(3) FelCor/ CSS Holdings, L.P., a Delaware limited partnership;

(4) FelCor/ St. Paul Holdings, L.P., a Delaware limited partnership;

(5) FelCor/ LAX Holdings, L.P., a Delaware limited partnership;

(6) FelCor Eight Hotels, L.L.C., a Delaware limited liability company;

(7) FelCor Hotel Asset Company, L.L.C., a Delaware limited liability company;

(8) FelCor Nevada Holdings, L.L.C., a Nevada limited liability company;

(9) FHAC Nevada Holdings, L.L.C., a Nevada limited liability company;

(10) FHAC Texas Holdings, L.P., a Texas limited partnership;

(11) FelCor Omaha Hotel Company, L.L.C., a Delaware limited liability company;

(12) FelCor Country Villa Hotel, L.L.C., a Delaware limited liability company;

(13) FelCor Moline Hotel, L.L.C., a Delaware limited liability company;

(14) FelCor Canada Co., a Nova Scotia unlimited liability company;

(15) FelCor TRS Holdings, L.P., a Delaware limited partnership;

(16) Kingston Plantation Development Corp., a Delaware corporation;

(17) FelCor Holdings Trust, a Massachusetts business trust; and

(18) each other Restricted Subsidiary that executes a Subsidiary Guarantee in compliance with the “Limitation on Issuances of Guarantees by Restricted Subsidiaries” covenant below.

      “Temporary Cash Investment” means any of the following:

(1) direct obligations of the United States of America or any agency thereof or obligations fully and unconditionally guaranteed by the United States of America or any agency thereof;

(2) time deposits accounts, certificates of deposit and money market deposits maturing within 180 days of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any state thereof, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of $50 million and has outstanding debt which is rated “A” (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) or any money-market fund sponsored by a registered broker dealer or mutual fund distributor;

(3) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (1) above entered into with a bank meeting the qualifications described in clause (2) above;

(4) commercial paper, maturing not more than 90 days after the date of acquisition, issued by a corporation (other than an Affiliate of FelCor LP or FelCor) organized and in existence under the laws of the United States of America, any state of the United States of America with a rating at the time as of which any investment therein is made of “P-1” (or higher) according to Moody’s or “A-1” (or higher) according to S&P; and

(5) securities with maturities of six months or less from the date of acquisition issued or fully and unconditionally guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least “A” by S&P or Moody’s.

      “Total Assets” means the sum of:

(1) Undepreciated Real Estate Assets; and

(2) all other assets of FelCor LP, FelCor and their respective Restricted Subsidiaries on a consolidated basis determined in conformity with GAAP (but excluding intangibles and accounts receivables).

      “Total Unencumbered Assets” as of any date means the sum of:

(1) those Undepreciated Real Estate Assets not securing any portion of Secured Indebtedness; and

(2) all other assets (but excluding intangibles and accounts receivable) of FelCor LP, FelCor and their respective Restricted Subsidiaries not securing any portion of Secured Indebtedness determined on a consolidated basis in accordance with GAAP.

      “Trade Payables” means, with respect to any Person, any accounts payable or any other indebtedness or monetary obligation to trade creditors created, assumed or Guaranteed by such Person or any of its Subsidiaries arising in the ordinary course of business in connection with the acquisition of goods or services.

      “Transaction Date” means, with respect to the Incurrence of any Indebtedness by FelCor LP or FelCor or any of their respective Restricted Subsidiaries, the date such Indebtedness is to be Incurred and, with respect to any Restricted Payment, the date such Restricted Payment is to be made.

      “Undepreciated Real Estate Assets” means, as of any date, the cost (being the original cost to FelCor LP or FelCor or any of their respective Restricted Subsidiaries plus capital improvements) of real estate assets of FelCor LP, FelCor and their Restricted Subsidiaries on such date, before depreciation and amortization of such real estate assets, determined on a consolidated basis in conformity with GAAP.

      “Units” means the limited partnership units of FelCor LP, that by their terms are redeemable at the option of the holder thereof and that, if so redeemed, at the election of FelCor are redeemable for cash or Common Stock of FelCor.

      “Unrestricted Subsidiary” means

(1) any Subsidiary of FelCor LP or FelCor that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below; and

(2) any Subsidiary of an Unrestricted Subsidiary.

      The Board of Directors may designate any Restricted Subsidiary (including any newly acquired or newly formed Subsidiary of FelCor LP or FelCor) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, FelCor LP or FelCor or any of their respective Restricted Subsidiaries (other than Capital Stock of any Subsidiaries of such Subsidiary); provided that:

•	any Guarantee by FelCor LP or FelCor or any of their respective Restricted Subsidiaries of any Indebtedness of the Subsidiary being so designated shall be deemed an “Incurrence” of such Indebtedness and an “Investment” by FelCor LP or FelCor or such Restricted Subsidiary (or all, if applicable) at the time of such designation;

•	either (i) the Subsidiary to be so designated has total assets of $1,000 or less or (ii) if such Subsidiary has assets greater than $1,000, such designation would be permitted under the “Limitation on Restricted Payments” covenant described below; and

•	if applicable, the Incurrence of Indebtedness and the Investment referred to in the first bullet of this proviso would be permitted under the “Limitation on Indebtedness” and “Limitation on Restricted Payments” covenants described below.

      The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that:

•	no Default or Event of Default shall have occurred and be continuing at the time of or after giving effect to such designation; and

•	all Liens and Indebtedness of such Unrestricted Subsidiary outstanding immediately after such designation would, if Incurred at such time, have been permitted to be Incurred (and shall be deemed to have been Incurred) for all purposes of the indenture.

      Any such designation by the Board of Directors shall be evidenced to the trustee by promptly filing with the trustee a copy of the Board Resolution giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing provisions.

      “Unsecured Indebtedness” means any Indebtedness of FelCor LP or FelCor or any of their respective Restricted Subsidiaries that is not Secured Indebtedness.

      “Voting Stock” means, with respect to any Person, Capital Stock of any class or kind ordinarily having the power to vote for the election of directors, managers or other voting members of the governing body of such Person.

      “Wholly Owned” means, with respect to any Subsidiary of any Person, the ownership of all of the outstanding Capital Stock of such Subsidiary (other than any director’s qualifying shares or Investments by individuals mandated by applicable law) by such Person or one or more Wholly Owned Subsidiaries of such Person.

Covenants

      The indenture contains, among others, the following covenants; provided that the indenture provides that the “Limitation on Liens,” the “Limitation on Sale-Leaseback Transactions,” the “Limitation on Restricted Payments,” the “Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries,” the “Limitation on the Issuance and Sale of Capital Stock of Restricted Subsidiaries,” the “Limitation on Issuances of Guarantees by Restricted Subsidiaries,” and the “Limitation on Transactions with Affiliates” covenants will not be applicable in the event, and only for so long as, the notes are rated Investment Grade and no Default or Event of Default has occurred and is continuing.

Limitation on Indebtedness

      (1) Neither FelCor LP nor FelCor will, and neither FelCor LP nor FelCor will permit any of their respective Restricted Subsidiaries to, Incur any Indebtedness if, immediately after giving effect to the Incurrence of such additional Indebtedness, the aggregate principal amount of all outstanding Indebtedness of FelCor LP, FelCor and their respective Restricted Subsidiaries on a consolidated basis determined in accordance with GAAP is greater than 60% of Adjusted Total Assets.

      (2) Neither FelCor LP nor FelCor will, and neither FelCor LP nor FelCor will permit any of their respective Restricted Subsidiaries to, Incur any Subsidiary Debt or any Secured Indebtedness if, immediately after giving effect to the Incurrence of such additional Subsidiary Debt or Secured Indebtedness, the aggregate principal amount of all outstanding Subsidiary Debt and Secured Indebtedness of FelCor LP, FelCor and their respective Restricted Subsidiaries on a consolidated basis is greater than 45% of Adjusted Total Assets.

      (3) Neither FelCor LP nor FelCor will, and neither FelCor LP nor FelCor will permit any of their respective Restricted Subsidiaries to, Incur any Indebtedness (other than the Existing Senior Notes, the Subsidiary Guarantees relating to the Existing Senior Notes and other Indebtedness existing on the Closing Date); provided that FelCor LP or FelCor or any of their respective Restricted Subsidiaries may Incur Indebtedness if, after giving effect to the Incurrence of such Indebtedness and the receipt and application of the proceeds therefrom, the Interest Coverage Ratio of FelCor LP, FelCor and their respective Restricted Subsidiaries on a consolidated basis would be greater than 2.0 to 1.

      (4) Notwithstanding paragraphs (1), (2) or (3), FelCor LP or FelCor or any of their respective Restricted Subsidiaries (except as specified below) may Incur each and all of the following:

(A) Indebtedness outstanding under the Line of Credit at any time in an aggregate principal amount not to exceed the greater of (a) $50 million or (b) 1.5 times Consolidated EBITDA for the then most recent four fiscal quarters calculated prior to such Transaction Date for which reports have been filed with the SEC or provided to the Trustee pursuant to the “SEC Reports and Reports to Holders” covenant, less any amount of such Indebtedness permanently repaid as provided under the “Limitation on Asset Sales” covenant described below;

(B) Indebtedness owed to:

•	FelCor LP or FelCor evidenced by an unsubordinated promissory note, or

•	to any Restricted Subsidiary;

provided that any event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of such Indebtedness (other than to FelCor LP or FelCor or any other Restricted Subsidiary) shall be deemed, in each case, to constitute an Incurrence of such Indebtedness not permitted by this clause (B);

(C) Indebtedness issued in exchange for, or the net proceeds of which are used to refinance or refund, outstanding Indebtedness (other than Indebtedness Incurred under clause (A), (B), (D) or (F) of this paragraph (4)) and any refinancings thereof in an amount not to exceed the amount so refinanced or refunded (plus premiums, accrued interest, fees and expenses); provided that Indebtedness the proceeds of which are used to refinance or refund the notes or Indebtedness that ranks equally with or subordinate in right of payment to, the notes shall only be permitted under this clause (C) if:

•	in case the notes are refinanced in part or the Indebtedness to be refinanced ranks equally with the notes, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is outstanding, ranks equally with or is expressly made subordinate in right of payment to the remaining notes,

•	in case the Indebtedness to be refinanced is subordinated in right of payment to the notes, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is issued or remains outstanding, is expressly made subordinate in right of payment to the notes at least to the extent that the Indebtedness to be refinanced is subordinated to the notes, and

•	such new Indebtedness, determined as of the date of Incurrence of such new Indebtedness, does not mature prior to the Stated Maturity of the Indebtedness to be refinanced or refunded, and the Average Life of such new Indebtedness is at least equal to the remaining Average Life of the Indebtedness to be refinanced or refunded; and

provided further that in no event may Indebtedness of FelCor LP or FelCor that ranks equally with or subordinate in right of payment to the notes be refinanced by means of any Indebtedness of any Restricted Subsidiary pursuant to this clause (C);

(D) Indebtedness:

•	in respect of performance, surety or appeal bonds provided in the ordinary course of business,

•	under Currency Agreements and Interest Rate Agreements; provided that such agreements (i) are designed solely to protect FelCor LP or FelCor or any of their respective Restricted Subsidiaries against fluctuations in foreign currency exchange rates or interest rates and (ii) do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in foreign currency exchange rates or interest rates or by reason of fees, indemnities and compensation payable thereunder, and

•	arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, or from Guarantees or letters of credit, surety bonds or performance bonds securing any obligations of FelCor LP or FelCor or any of their respective Restricted Subsidiaries pursuant to such agreements, in any case Incurred in connection with the disposition of any business, assets or Restricted Subsidiary (other than Guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition), in a principal amount not to exceed the gross proceeds actually received by FelCor LP, FelCor and their respective Restricted Subsidiaries on a consolidated basis in connection with such disposition;

(E) Indebtedness of FelCor LP or FelCor, to the extent the net proceeds thereof are promptly:

•	used to purchase notes tendered in an Offer to Purchase made as a result of a Change in Control, or

•	deposited to defease the notes as described below under “Defeasance;” or

(F) Guarantees of the notes and the 7 3/8% and 7 5/8% senior notes and Guarantees of Indebtedness of FelCor LP or FelCor by any of their respective Restricted Subsidiaries provided the guarantee of such Indebtedness is permitted by and made in accordance with the “Limitation on Issuances of Guarantees by Restricted Subsidiaries” covenant described below.

      (5) Notwithstanding any other provision of this “Limitation on Indebtedness” covenant, the maximum amount of Indebtedness that FelCor LP or FelCor or any of their respective Restricted Subsidiaries may Incur pursuant to this “Limitation on Indebtedness” covenant shall not be deemed to be exceeded, with respect to any outstanding Indebtedness due solely to the result of fluctuations in the exchange rates of currencies.

      (6) For purposes of determining any particular amount of Indebtedness under this “Limitation on Indebtedness” covenant,

•	Indebtedness Incurred under the Line of Credit on or prior to the Closing Date shall be treated as Incurred pursuant to clause (A) of paragraph (4) of this “Limitation on Indebtedness” covenant,

•	Guarantees, Liens or obligations with respect to letters of credit supporting Indebtedness otherwise included in the determination of such particular amount shall not be included, and

•	any Liens granted pursuant to the equal and ratable provisions referred to in the “Limitation on Liens” covenant described below shall not be treated as Indebtedness.

For purposes of determining compliance with this “Limitation on Indebtedness” covenant, in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described in the above clauses (other than Indebtedness referred to in second bullet in this paragraph (6)), each of FelCor LP and FelCor, in its sole discretion, shall classify such item of Indebtedness and only be required to include the amount and type of such Indebtedness in one of such clauses; provided that FelCor LP and FelCor must classify such item of Indebtedness in an identical fashion.

Maintenance of Total Unencumbered Assets

      FelCor LP, FelCor and their respective Restricted Subsidiaries will maintain Total Unencumbered Assets of not less than 150% of the aggregate outstanding principal amount of the Unsecured Indebtedness of FelCor LP, FelCor and their respective Restricted Subsidiaries on a consolidated basis.

Limitation on Liens

      Neither FelCor LP nor FelCor shall secure any Indebtedness under the Line of Credit by a Lien unless contemporaneously therewith effective provision is made to secure the notes equally and ratably with the Indebtedness under the Line of Credit for so long as the Indebtedness under the Line of Credit is secured by such Lien.

Limitation on Sale-Leaseback Transactions

      Neither FelCor LP nor FelCor will, and neither FelCor LP nor FelCor will permit any of their respective Restricted Subsidiaries to, enter into any sale-leaseback transaction involving any of its assets or properties whether now owned or hereafter acquired, whereby any of them sells or transfers such assets or properties and then or thereafter leases such assets or properties or any substantial part thereof.

      The foregoing restriction does not apply to any sale-leaseback transaction if:

(1) the lease is for a period, including renewal rights, of not in excess of three years;

(2) the lease secures or relates to industrial revenue or pollution control bonds;

(3) the transaction is solely between FelCor LP or FelCor and any Wholly Owned Restricted Subsidiary or solely between Wholly Owned Restricted Subsidiaries; or

(4) FelCor LP or FelCor or any of their respective Restricted Subsidiaries, within 12 months after the sale or transfer of any assets or properties is completed, applies an amount not less than the net proceeds received from such sale in accordance with clause (1) or (2) of the second paragraph of the “Limitation on Asset Sales” covenant described below.

Limitation on Restricted Payments

      Neither FelCor LP nor FelCor will, and neither FelCor LP nor FelCor will permit any of their respective Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any distribution on or with respect to its Capital Stock held by Persons other than FelCor LP or FelCor or any of their respective Restricted Subsidiaries, other than:

•	dividends or distributions payable solely in shares of its Capital Stock (other than Disqualified Stock) or in options, warrants or other rights to acquire shares of such Capital Stock, and

•	pro rata dividends or distributions on Common Stock of FelCor LP or any Restricted Subsidiary held by minority stockholders;

(2) purchase, redeem, retire or otherwise acquire for value any shares of Capital Stock of:

•	FelCor LP, FelCor or an Unrestricted Subsidiary (including options, warrants or other rights to acquire such shares of Capital Stock) held by any Person other than FelCor LP or FelCor or any of their respective Restricted Subsidiaries unless in connection with such purchase the Unrestricted Subsidiary is designated as a Restricted Subsidiary, or

•	a Restricted Subsidiary (including options, warrants or other rights to acquire such shares of Capital Stock) held by an Affiliate of FelCor LP or FelCor (other than a Wholly Owned Restricted Subsidiary) or any holder (or any Affiliate of such holder) of 5% or more of the Capital Stock of FelCor LP or FelCor;

(3) make any voluntary or optional principal payment, or voluntary or optional redemption, repurchase, defeasance, or other acquisition or retirement for value, of Indebtedness of FelCor LP or FelCor that is subordinated in right of payment to the notes; or

(4) make an Investment, other than a Permitted Investment, in any Person

(such payments or any other actions described in clauses (1) through (4) above being collectively “Restricted Payments”) if, at the time of, and after giving effect to, the proposed Restricted Payment:

(A) a Default or Event of Default shall have occurred and be continuing,

(B) FelCor LP or FelCor could not Incur at least $1.00 of Indebtedness under paragraphs (1), (2) and (3) of the “Limitation on Indebtedness” covenant, or

(C) the aggregate amount of all Restricted Payments (the amount, if other than in cash, to be determined in good faith by the Board of Directors, whose determination shall be conclusive and evidenced by a Board Resolution) made after September 15, 2000 shall exceed the sum of:

•	95% of the aggregate amount of the Funds From Operations (or, if the Funds From Operations is a loss, minus 100% of the amount of such loss) (determined by excluding income resulting from transfers of assets by FelCor LP or FelCor or any of their respective Restricted Subsidiaries to an Unrestricted Subsidiary) accrued on a cumulative basis during the period (taken as one accounting period) beginning on July 1, 2000 and ending on the last day of the last fiscal quarter preceding the Transaction Date for which reports have been filed with the SEC or provided to the Trustee pursuant to the “SEC Reports and Reports to Holders” covenant, plus

•	the aggregate Net Cash Proceeds received by FelCor LP or FelCor after September 15, 2000 from the issuance and sale permitted by the indenture of its Capital Stock (other than Disqualified Stock) to a Person who is not a Subsidiary of FelCor LP or FelCor, including an issuance or sale permitted by the indenture of Indebtedness of FelCor LP or FelCor for cash subsequent to September 15, 2000 upon the conversion of such Indebtedness into Capital Stock (other than Disqualified Stock) of FelCor LP or FelCor, or from the issuance to a Person who is not a Subsidiary of FelCor LP or FelCor of any options, warrants or other rights to acquire Capital Stock of FelCor LP or FelCor (in each case, exclusive of any Disqualified Stock or any options, warrants or other rights that are redeemable at the option of the holder, or are required to be redeemed, prior to the Stated Maturity of the notes), plus

•	an amount equal to the net reduction in Investments (other than reductions in Permitted Investments) in any Person resulting from payments of interest on Indebtedness, dividends, repayments of loans or advances, or other transfers of assets, in each case to FelCor LP or FelCor or any of their respective Restricted Subsidiaries or from the Net Cash Proceeds from the sale of any such Investment (except, in each case, to the extent any such payment or proceeds are included in the calculation of Funds From Operations) or from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of “Investments”) not to exceed, in each case, the amount of Investments previously made by

FelCor LP, FelCor and their respective Restricted Subsidiaries in such Person or Unrestricted Subsidiary, plus

•	the purchase price of noncash tangible assets acquired in exchange for an issuance of Capital Stock (other than Disqualified Stock) of FelCor LP or FelCor subsequent to September 15, 2000.

Notwithstanding the foregoing, FelCor LP or FelCor may declare or pay any dividend or make any distribution, so long as FelCor believes in good faith that FelCor qualifies as a REIT under the Code and the declaration or payment of any dividend or the making of any distribution is necessary either to maintain FelCor’s status as a REIT under the Code for any calendar year or to enable FelCor to avoid payment of any tax for any calendar year that could be avoided by reason of a distribution by FelCor to its shareholders, with such distribution to be made as and when determined by FelCor, whether during or after the end of, the relevant calendar year, if:

•	the aggregate principal amount of all outstanding Indebtedness of FelCor LP or FelCor on a consolidated basis at such time is less than 80% of Adjusted Total Assets, and

•	no Default or Event of Default shall have occurred and be continuing.

      The foregoing provisions shall not be violated by reason of:

(1) the payment of any dividend within 60 days after the date of declaration thereof if, at said date of declaration, such payment would comply with the foregoing paragraph;

(2) the redemption, repurchase, defeasance or other acquisition or retirement for value of Indebtedness that is subordinated in right of payment to the notes including premium, if any, and accrued and unpaid interest, with the proceeds of, or in exchange for, Indebtedness Incurred under clause (C) of paragraph (4) of the “Limitation on Indebtedness” covenant;

(3) the repurchase, redemption or other acquisition of Capital Stock of FelCor LP or FelCor or an Unrestricted Subsidiary (or options, warrants or other rights to acquire such Capital Stock) in exchange for, or out of the proceeds of a substantially concurrent issuance of, shares of Capital Stock (other than Disqualified Stock) of FelCor LP or FelCor (or options, warrants or other rights to acquire such Capital Stock);

(4) the making of any principal payment on, or the repurchase, redemption, retirement, defeasance or other acquisition for value of, Indebtedness of FelCor LP or FelCor which is subordinated in right of payment to the notes in exchange for, or out of the proceeds of, a substantially concurrent issuance of, shares of the Capital Stock (other than Disqualified Stock) of FelCor LP or FelCor (or options, warrants or other rights to acquire such Capital Stock);

(5) payments or distributions, to dissenting stockholders pursuant to applicable law pursuant to or in connection with a consolidation, merger or transfer of assets that complies with the provisions of the indenture applicable to mergers, consolidations and transfers of all or substantially all of the property and assets of FelCor LP or FelCor;

(6) declaration or payment of any dividend or other distribution in respect of Capital Stock of FelCor, FelCor LP or its respective Restricted Subsidiaries constituting Preferred Stock, so long as the Interest Coverage Ratio contemplated by paragraph (3) of the “Limitation on Incurrence of Indebtedness” covenant shall be greater than or equal to 1.7 to 1;

(7) Investments in any Person or Persons in an aggregate amount not to exceed $150 million; or

(8) Restricted Payments in an aggregate amount not to exceed $100 million; provided that at the time of, and after giving effect to, the proposed Restricted Payment FelCor LP and FelCor could have incurred at least $1.00 of Indebtedness under paragraphs (1), (2) and (3) of the “Limitation on Indebtedness” covenant;

provided that, except in the case of clauses (1) and (3), no Default or Event of Default shall have occurred and be continuing or occur as a direct consequence of the actions or payments set forth therein.

      Each Restricted Payment permitted pursuant to this paragraph (other than the Restricted Payment referred to in clause (2) of this paragraph, an exchange of Capital Stock for Capital Stock or Indebtedness referred to in clause (3) or (4) of this paragraph, an Investment referred to in clause (6) of this paragraph or a Restricted Payment referred to in clause (7) of this paragraph), and the Net Cash Proceeds from any issuance of Capital Stock referred to in clauses (3) and (4), shall be included in calculating whether the conditions of clause (C) of the first paragraph of this “Limitation on Restricted Payments” covenant have been met with respect to any subsequent Restricted Payments.

Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

      Neither FelCor LP nor FelCor will, and neither FelCor LP nor FelCor will permit any of their respective Restricted Subsidiaries to, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any Restricted Subsidiary to:

•	pay dividends or make any other distributions permitted by applicable law on any Capital Stock of such Restricted Subsidiary owned by FelCor LP or FelCor or any of their respective Restricted Subsidiaries,

•	pay any Indebtedness owed to FelCor LP, FelCor or any other Restricted Subsidiary,

•	make loans or advances to FelCor LP, FelCor or any other Restricted Subsidiary, or

•	transfer its property or assets to FelCor LP, FelCor or any other Restricted Subsidiary.

The foregoing provisions shall not restrict any encumbrances or restrictions:

      (1) existing on the Closing Date in the indenture, the Line of Credit and any other agreement in effect on the Closing Date to the extent listed on a schedule to the indenture, and any extensions, refinancings, renewals or replacements of such agreements; provided that the encumbrances and restrictions in any such extensions, refinancings, renewals or replacements are no less favorable in any material respect to the holders than those encumbrances or restrictions that are then in effect and that are being extended, refinanced, renewed or replaced;

      (2) existing under or by reason of applicable law;

      (3) existing with respect to any Person or the property or assets of such Person acquired by FelCor LP, FelCor or any Restricted Subsidiary, existing at the time of such acquisition and not incurred in contemplation thereof, which encumbrances or restrictions are not applicable to any Person or the property or assets of any Person other than such Person or the property or assets of such Person so acquired;

      (4) in the case of the last bullet in the first paragraph of this “Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries” covenant:

•	that restrict in a customary manner the subletting, assignment or transfer of any property or asset that is a lease, license, conveyance or contract or similar property or asset,

•	existing by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of FelCor LP, FelCor or any Restricted Subsidiary not otherwise prohibited by the indenture, or

•	arising or agreed to in the ordinary course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of property or assets of FelCor LP, FelCor or any Restricted Subsidiary in any manner material to FelCor LP, FelCor and their respective Restricted Subsidiaries taken as a whole;

      (5) with respect to a Restricted Subsidiary and imposed pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock of, or property and assets of, such Restricted Subsidiary; or

      (6) contained in the terms of any Indebtedness or any agreement pursuant to which such Indebtedness was issued if:

•	the encumbrance or restriction applies only in the event of a payment default or a default with respect to a financial covenant contained in such Indebtedness or agreement,

•	the encumbrance or restriction is not materially more disadvantageous to the holders of the notes than is customary in comparable financings (as determined by FelCor LP and FelCor), and

•	each of FelCor LP and FelCor determines that any such encumbrance or restriction will not materially affect such Persons’ ability to make principal or interest payments on the notes.

      Nothing contained in this “Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries” covenant shall prevent FelCor LP, FelCor or any Restricted Subsidiary from:

•	creating, incurring, assuming or suffering to exist any Liens otherwise permitted in the “Limitation on Liens” covenant, or

•	restricting the sale or other disposition of property or assets of FelCor LP or FelCor or any of their respective Restricted Subsidiaries that secure Indebtedness of FelCor LP, FelCor or any of their respective Restricted Subsidiaries.

Limitation on the Issuance and Sale of Capital Stock of Restricted Subsidiaries

      Neither FelCor LP nor FelCor will sell, and neither FelCor LP nor FelCor will permit any of their respective Restricted Subsidiaries, directly or indirectly, to issue or sell, any shares of Capital Stock of a Restricted Subsidiary (including options, warrants or other rights to purchase shares of such Capital Stock) except:

(1) to FelCor LP, FelCor or a Wholly Owned Restricted Subsidiary;

(2) issuances of director’s qualifying shares or sales to individuals of shares of Restricted Subsidiaries, to the extent required by applicable law or to the extent necessary to obtain local liquor licenses;

(3) if, immediately after giving effect to such issuance or sale, such Restricted Subsidiary would no longer constitute a Subsidiary and any Investment in such Person remaining after giving effect to such issuance or sale would have been permitted to be made under the “Limitation on Restricted Payments” covenant if made on the date of such issuance or sale; or

(4) sales of not greater than 20% of the Capital Stock of a newly-created Restricted Subsidiary made in connection with, or in contemplation of, the acquisition or development by such Restricted Subsidiary of one or more properties to any Person that is, or is an Affiliate of, the entity that provides, franchise management or other services, as the case may be, to one or more properties owned by such Restricted Subsidiary.

Limitation on Issuances of Guarantees by Restricted Subsidiaries

      Neither FelCor LP nor FelCor will permit any of their respective Restricted Subsidiaries, directly or indirectly, to Guarantee any Indebtedness of FelCor LP or FelCor which ranks equally with or subordinate in right of payment to the notes (“Guaranteed Indebtedness”), unless:

(1) such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to the indenture providing for a Subsidiary Guarantee by such Restricted Subsidiary, and

(2) such Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against FelCor LP, FelCor or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Subsidiary Guarantee;

provided that this paragraph shall not be applicable to any Guarantee of any Restricted Subsidiary that existed at the time such Person became a Restricted Subsidiary and was not Incurred in connection with, or in contemplation of, such person becoming a Restricted Subsidiary. If the Guaranteed Indebtedness:

•	ranks equally with the notes, then the Guarantee of such Guaranteed Indebtedness shall rank equally with, or subordinate to, the Subsidiary Guarantee, or

•	is subordinate to the notes, then the Guarantee of such Guaranteed Indebtedness shall be subordinated to the Subsidiary Guarantee at least to the extent that the Guaranteed Indebtedness is subordinated to the notes.

      Notwithstanding the foregoing, any Subsidiary Guarantee by a Restricted Subsidiary may provide by its terms that it shall be automatically and unconditionally released and discharged upon:

(1) any sale, exchange or transfer, to any Person not an Affiliate of FelCor LP or FelCor, of all of Capital Stock held by FelCor LP, FelCor and their respective Restricted Subsidiaries in, or all or substantially all the assets of, such Restricted Subsidiary (which sale, exchange or transfer is not prohibited by the indenture), or

(2) the release or discharge of the Guarantee which resulted in the creation of such Subsidiary Guarantee, except a discharge or release by or as a result of payment under such Guarantee.

Limitation on Transactions with Affiliates

      Neither FelCor LP nor FelCor will, and neither FelCor LP nor FelCor will permit any of their respective Restricted Subsidiaries to, directly or indirectly, enter into, renew or extend any transaction (including, without limitations, the purchase, sale, lease or exchange of property or assets, or the rendering of any service) with any holder (or any Affiliate of such holder) of 5% or more of any class of Capital Stock of FelCor LP or FelCor or with any Affiliate of FelCor LP or FelCor or any of their respective Restricted Subsidiaries, except upon fair and reasonable terms no less favorable to FelCor LP, FelCor or such Restricted Subsidiary than could be obtained, at the time of such transaction or, if such transaction is pursuant to a written agreement, at the time of the execution of the agreement providing therefor, in a comparable arm’s-length transaction with a Person that is not such a holder or an Affiliate.

      The foregoing limitation does not limit, and shall not apply to:

(1) transactions (A) approved by a majority of the independent directors of FelCor or (B) for which FelCor LP, FelCor or any Restricted Subsidiary delivers to the trustee a written opinion of a nationally recognized investment banking firm stating that the transaction is fair to FelCor LP, FelCor or such Restricted Subsidiary from a financial point of view;

(2) any transaction solely between FelCor LP or FelCor and any of their respective Wholly Owned Restricted Subsidiaries or solely between Wholly Owned Restricted Subsidiaries;

(3) the payment of reasonable and customary fees and expenses to directors of FelCor who are not employees of FelCor;

(4) any payments or other transactions pursuant to any tax-sharing agreement between FelCor LP or FelCor and any other Person with which FelCor LP or FelCor files a consolidated tax return or with which FelCor LP or FelCor is part of a consolidated group for tax purposes; or

(5) any Restricted Payments not prohibited by the “Limitation on Restricted Payments” covenant.

      Notwithstanding the foregoing, any transaction or series of related transactions covered by the first paragraph of this “Limitation on Transactions with Affiliates” covenant and not covered by (2) through (5) of the immediately foregoing paragraph,

•	the aggregate amount of which exceeds $2 million in value or relates to the leasing of one or more hotel properties to DJONT, must be approved or determined to be fair in the manner provided for in clause (1)(A) or (B) above, and

•	the aggregate amount of which exceeds $5 million in value, must be determined to be fair in the manner provided for in clause (1)(B) above.

Limitation on Asset Sales

      Neither FelCor LP nor FelCor will, and neither FelCor LP or FelCor will permit any of their respective Restricted Subsidiaries to, consummate any Asset Sale, unless:

(1) the consideration received by FelCor LP, FelCor or such Restricted Subsidiary is at least equal to the fair market value of the assets sold or disposed of, and

(2) at least 75% of the consideration received consists of cash or Temporary Cash Investments; provided, with respect to the sale of one or more hotel properties that up to 75% of the consideration may consist of indebtedness of the purchaser of such hotel properties; provided, further, that such indebtedness is secured by a first priority Lien on the hotel property or properties sold.

      In the event and to the extent that the Net Cash Proceeds received by FelCor LP, FelCor or such Restricted Subsidiary from one or more Asset Sales occurring on or after the Closing Date in any period of 12 consecutive months exceed 10% of Adjusted Consolidated Net Tangible Assets (determined as of the date closest to the commencement of such 12-month period for which a consolidated balance sheet of FelCor LP, FelCor and their respective Restricted Subsidiaries has been filed with the SEC or provided to the Trustee pursuant to the “SEC Reports and Reports to Holders” covenant), then FelCor LP or FelCor shall or shall cause the relevant Restricted Subsidiary to:

(1) within 12 months after the date Net Cash Proceeds so received exceed 10% of Adjusted Consolidated Net Tangible Assets:

•	apply an amount equal to such excess Net Cash Proceeds to permanently reduce Senior Indebtedness of FelCor LP, FelCor, or any Restricted Subsidiary or Indebtedness of any other Restricted Subsidiary, in each case owing to a Person other than FelCor LP, FelCor or any of their respective Restricted Subsidiaries, or

•	invest an equal amount, or the amount not so applied pursuant to the foregoing bullet (or enter into a definitive agreement committing to so invest within 12 months after the date of such agreement), in property or assets (other than current assets) of a nature or type or that are used in a business (or in a Restricted Subsidiary having property and assets of a nature or type, or engaged in a business) similar or related to the nature or type of the property and assets of, or the business of, FelCor LP or FelCor or any of their respective Restricted Subsidiaries existing on the date of such investment, and

(2) apply (no later than the end of the 12-month period referred to in clause (1)) such excess Net Cash Proceeds (to the extent not applied pursuant to clause (1)) as provided in the following paragraph of this “Limitation on Asset Sales” covenant.

      The amount of such excess Net Cash Proceeds required to be applied (or to be committed to be applied) during such 12-month period as set forth in clause (1) of the preceding sentence and not applied as so required by the end of such period shall constitute “Excess Proceeds.” If, as of the first day of any calendar month, the aggregate amount of Excess Proceeds not previously subject to an Offer to Purchase pursuant to this “Limitation on Asset Sales” covenant totals at least $10 million, FelCor LP must commence, not later than the fifteenth Business Day of such month, and consummate an Offer to Purchase from the holders on a pro rata basis an aggregate principal amount of notes equal to the Excess Proceeds on such date, at a purchase price equal to 100% of the principal amount of the notes, plus, in each case, accrued interest (if any) to the Payment Date.

Repurchase of Notes upon a Change of Control

      FelCor LP must commence, within 30 days of the occurrence of a Change of Control, and consummate an Offer to Purchase for all notes then outstanding, at a purchase price equal to 101% of the principal amount of the notes, plus accrued interest (if any) to the Payment Date. Any required Offer to Purchase must be effected in compliance with applicable securities laws.

      There can be no assurance that FelCor LP will have available, or be able to raise, sufficient funds at the time of any Change of Control to make any debt payment (including repurchases of notes) required by the Change of Control covenant (as well as any covenant that may be contained in other securities of FelCor LP or FelCor that might be outstanding at the time). The above covenant requiring FelCor LP to repurchase the notes will, unless consents are obtained, require FelCor LP to repay all indebtedness then outstanding which by its terms would prohibit such note repurchase, either prior to or concurrently with such note repurchase.

SEC Reports and Reports to Holders

      Whether or not FelCor LP or FelCor is then required to file reports with the SEC, FelCor LP and FelCor shall file with the SEC all such reports and other information as they would be required to file with the SEC by Sections 13(a) or 15(d) under the Exchange Act if they were subject thereto; provided that, if filing such documents by FelCor LP or FelCor with the SEC is not permitted under the Exchange Act, FelCor LP or FelCor shall provide such documents to the trustee and upon written request supply copies of such documents to any prospective holder; provided, further, that if the rules and regulations of the SEC permit FelCor LP and FelCor to file combined reports or information pursuant to the Exchange Act, FelCor LP and FelCor may file combined reports and information. FelCor LP and FelCor shall supply the trustee and each holder or shall supply to the trustee for forwarding to each such holder, without cost to such holder, copies of such reports and other information.

Events of Default

      Events of Default under the indenture include the following:

(1) default in the payment of principal of, or premium, if any, on any note when they are due and payable at maturity, upon acceleration, redemption or otherwise;

(2) default in the payment of interest on any note when they are due and payable, and such default continues for a period of 30 days;

(3) default in the performance or breach of the provisions of the indenture applicable to mergers, consolidations and transfers of all or substantially all of the assets of FelCor LP and FelCor or the failure by FelCor LP to make or consummate an Offer to Purchase in accordance with the “Limitations on Asset Sales” or “Repurchase of Notes upon a Change of Control” covenants;

(4) FelCor LP or FelCor defaults in the performance of or breaches any other covenant or agreement of FelCor LP or FelCor in the indenture or under the notes (other than a default specified in clause (1), (2) or (3) above) and such default or breach continues for a period of 30 consecutive days after written notice by the trustee or the holders of 25% or more in aggregate principal amount of the notes;

(5) there occurs with respect to any issue or issues of Indebtedness of FelCor LP or FelCor or any Significant Subsidiary having an outstanding principal amount of $10 million or more in the aggregate for all such issues of all such Persons, whether such Indebtedness now exists or shall hereafter be created,

•	an event of default that has caused the holder thereof to declare such Indebtedness to be due and payable prior to its Stated Maturity and such Indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled within 30 days of such acceleration and/or

•	the failure to make a principal payment at the final (but not any interim) fixed maturity and such defaulted payment shall not have been made, waived or extended within 30 days of such payment default;

(6) any final judgment or order (not covered by insurance) for the payment of money in excess of $10 million in the aggregate for all such final judgments or orders against all such Persons (treating any deductibles, self-insurance or retention as not covered by insurance):

•	shall be rendered against FelCor LP or FelCor or any Significant Subsidiary and shall not be paid or discharged, and

•	there shall be any period of 60 consecutive days following entry of the final judgment or order that causes the aggregate amount for all such final judgments or orders outstanding and not paid or discharged against all such Persons to exceed $10 million during which a stay of enforcement of such final judgment or order, by reason of a pending appeal or otherwise, shall not be in effect;

(7) a court having jurisdiction in the premises enters a decree or order for:

•	relief in respect of FelCor LP or FelCor or any Significant Subsidiary in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect,

•	appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of FelCor LP or FelCor or any Significant Subsidiary or for all or substantially all of the property and assets of FelCor LP or FelCor or any Significant Subsidiary, or

•	the winding up or liquidation of the affairs of FelCor LP or FelCor or any Significant Subsidiary and, in each case, such decree or order shall remain unstayed and in effect for a period of 60 consecutive days; or

(8) FelCor LP or FelCor or any Significant Subsidiary:

•	commences a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under such law,

•	consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of FelCor LP or FelCor or Significant Subsidiary or for all or substantially all of the property and assets of FelCor LP or FelCor or any Significant Subsidiary,

•	effects any general assignment for the benefit of its creditors, or

(9) any Note Guarantee ceases to be in full force and effect (other than in accordance with the terms of such Note Guarantee and the indenture) or any Guarantor notifies the trustee in writing that it denies or disaffirms its obligations under its Note Guarantee.

      If an Event of Default (other than an Event of Default specified in clause (7) or (8) above that occurs with respect to FelCor LP or FelCor) occurs and is continuing under the indenture, the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding, by written notice to FelCor LP and FelCor (and to the trustee if such notice is given by the holders), may, and the trustee at the request of the holders of at least 25% in aggregate principal amount of the notes then outstanding shall, declare the principal of, premium, if any, and accrued interest on the notes to be immediately due and payable. Upon a declaration of acceleration, such principal of, premium, if any, and accrued interest shall be immediately due and payable. In the event of a declaration of acceleration because an Event of Default set forth in clause (5) above has occurred and is continuing, such declaration of acceleration shall be automatically rescinded and annulled if the event of default triggering such Event of Default pursuant to clause (5) shall be remedied or cured by FelCor LP, FelCor or the relevant Significant Subsidiary or waived by the holders of the relevant Indebtedness within 60 days after the declaration of acceleration with respect thereto.

      If an Event or Default specified in clause (7) or (8) above occurs with respect to FelCor LP or FelCor, the principal of, premium, if any, and accrued interest on the notes then outstanding shall automatically become and be immediately due and payable without any declaration or other act on the part of the trustee or any holder. The holders of at least a majority in principal amount of the outstanding notes by written notice to

FelCor LP, FelCor and to the trustee, may waive all past defaults and rescind and annul a declaration of acceleration and its consequences if:

•	all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the notes that have become due solely by such declaration of acceleration, have been cured or waived, and

•	the rescission would not conflict with any judgment or decree of a court of competent jurisdiction.

      As to the waiver of defaults, see “— Modification and Waiver.”

      The holders of at least a majority in aggregate principal amount of the outstanding notes may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee. However, the trustee may refuse to follow any direction that conflicts with law or the indenture, that may involve the trustee in personal liability, or that the trustee determines in good faith may be unduly prejudicial to the rights of holders of notes not joining in the giving of such direction and may take any other action it deems proper that is not inconsistent with any such direction received from holders of notes. A holder may not pursue any remedy with respect to the indenture or the notes unless:

(1) the holder gives the trustee written notice of a continuing Event of Default;

(2) the holders of at least 25% in aggregate principal amount of outstanding notes make a written request to the trustee to pursue the remedy;

(3) such holder or holders offer the trustee indemnity satisfactory to the trustee against any costs, liability or expense;

(4) the trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and

(5) during such 60-day period, the holders of a majority in aggregate principal amount of the outstanding notes do not give the trustee a direction that is inconsistent with the request.

      However, such limitations do not apply to the right of any holder of a note to receive payment of the principal of, premium, if any, or interest on, such note or to bring suit for the enforcement of any such payment on or after the due date expressed in the notes, which right shall not be impaired or affected without the consent of the holder.

      The indenture requires certain officers of FelCor LP and FelCor to certify, on or before a date not more than 90 days after the end of each fiscal year, that a review has been conducted of the activities of FelCor LP and FelCor and their respective Restricted Subsidiaries and of their performance under the indenture and that FelCor LP and FelCor have fulfilled all obligations thereunder, or, if there has been a default in fulfillment of any such obligation, specifying each such default and the nature and status thereof. FelCor LP and FelCor will also be obligated to notify the trustee of any default or defaults in the performance of any covenants or agreements under the indenture.

Consolidation, Merger and Sale of Assets

      Neither FelCor LP nor FelCor will merge with or into, or sell, convey, transfer, lease or otherwise dispose of all or substantially all of its property and assets (as an entirety or substantially an entirety in one transaction or a series of related transactions) to, any Person or permit any Person to merge with or into FelCor LP or FelCor unless:

(1) FelCor LP or FelCor shall be the continuing Person, or the Person (if other than FelCor LP or FelCor) formed by such consolidation or into which FelCor LP or FelCor is merged or that acquired or leased such property and assets of FelCor LP or FelCor shall be an entity organized and validly existing under the laws of the United States of America or any state or jurisdiction thereof and shall expressly assume, by a supplemental indenture, executed and delivered to the trustee, all of the obligations of FelCor LP or FelCor on the notes and under the indenture;

(2) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing;

(3) immediately after giving effect to such transaction on a pro forma basis FelCor LP or FelCor, or any Person becoming the successor obligor of the notes, as the case may be, could Incur at least $1.00 of Indebtedness under paragraphs (1), (2) and (3) of the “Limitation on Indebtedness” covenant; provided that this clause (3) shall not apply to a consolidation or merger with or into a Wholly Owned Restricted Subsidiary with a positive net worth; provided that, in connection with any such merger or consolidation, no consideration (other than Capital Stock (other than Disqualified Stock) in the surviving Person or FelCor LP or FelCor) shall be issued or distributed to the holders of Capital Stock of FelCor LP or FelCor; and

(4) FelCor LP or FelCor delivers to the trustee an Officers’ Certificate (attaching the arithmetic computations to demonstrate compliance with clause (3)) and an Opinion of Counsel, in each case stating that such consolidation, merger or transfer and such supplemental indenture complies with this provision and that all conditions precedent provided for herein relating to such transaction have been complied with; provided that clause (3) above does not apply if, in the good faith determination of the Board of Directors of FelCor LP or FelCor, whose determination shall be evidenced by a Board Resolution, the principal purpose of such transaction is to change the state of domicile of FelCor LP or FelCor; and provided, further, that any such transaction shall not have as one of its purposes the evasion of the foregoing limitations.

Defeasance

      Defeasance and Discharge. The indenture provides that FelCor LP, FelCor and the Subsidiary Guarantors will be deemed to have paid and will be discharged from any and all obligations in respect of the notes or any Subsidiary Guarantee on the 123rd day after the deposit referred to below, and the provisions of the indenture will no longer be in effect with respect to the notes (except for, among other things: certain obligations to register the transfer or exchange of the notes; to replace stolen, lost or mutilated notes; to maintain paying agencies and to hold monies for payment in trust) if, among other things:

(1) FelCor LP has deposited with the trustee, in trust, money and/or U.S. Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the notes on the Stated Maturity of such payments in accordance with the terms of the indenture and the notes;

(2) FelCor LP has delivered to the trustee:

(A) either

•	an Opinion of Counsel to the effect that holders will not recognize income, gain or loss for federal income tax purposes as a result of FelCor LP’s exercise of its option under this “Defeasance” provision and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred, which Opinion of Counsel must be based upon (and accompanied by a copy of) a ruling of the Internal Revenue Service to the same effect unless there has been a change in applicable federal income tax law after the Closing Date such that a ruling is no longer required, or

•	a ruling directed to the trustee received from the Internal Revenue Service to the same effect as the aforementioned Opinion of Counsel, and

(B) an Opinion of Counsel to the effect that the creation of the defeasance trust does not violate the Investment Company Act of 1940 and after the passage of 123 days following the deposit, the trust fund will not be subject to the effect of Section 547 of the United States Bankruptcy Code or Section 15 of the New York Debtor and Creditor Law;

(3) immediately after giving effect to such deposit on a pro forma basis, no Event of Default, shall have occurred and be continuing on the date of such deposit or during the period ending on the 123rd day after the date of such deposit, and such deposit shall not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which FelCor LP, FelCor or any of their respective Restricted Subsidiaries is a party or by which FelCor LP, FelCor or any of their respective Restricted Subsidiaries are bound; and

(4) if at such time the notes are listed on a national securities exchange, FelCor LP has delivered to the trustee an Opinion of Counsel to the effect that the notes will not be delisted as a result of such deposit, defeasance and discharge.

      Defeasance of Certain Covenants and Certain Events of Default. The indenture further will provide that the provisions of the indenture will no longer be in effect with respect to clause (3) under “Consolidation, Merger and Sale of Assets” and all the covenants described herein under “Covenants,” clause (3) under “Events of Default” with respect to such clause (3) under “Consolidation, Merger and Sale of Assets,” clause (4) under “Events of Default” with respect to such other covenants and clauses (5) and (6) under “Events of Default” shall be deemed not to be Events of Default upon, among other things:

(1) the deposit with the trustee, in trust, of money and/or U.S. Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the notes on the Stated Maturity of such payments in accordance with the terms of the indenture and the notes;

(2) the satisfaction of the provisions described in clauses (2)(B), (3) and (4) of the preceding paragraph titled “Defeasance and Discharge;” and

(3) the delivery by FelCor LP to the trustee of an Opinion of Counsel to the effect that, among other things, the holders will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain covenants and Events of Default and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred.

      Defeasance and Certain Other Events of Default. In the event FelCor LP exercises its option to omit compliance with certain covenants and provisions of the indenture with respect to the notes as described in the immediately preceding paragraph and the notes are declared due and payable because of the occurrence of an Event of Default that remains applicable, the amount of money and/or U.S. Government Obligations on deposit with the trustee will be sufficient to pay amounts due on the notes at the time of their Stated Maturity but may not be sufficient to pay amounts due on the notes at the time of the acceleration resulting from such Event of Default. However, FelCor LP, FelCor and the Subsidiary Guarantors will remain liable for such payments.

Modification and Waiver

      Subject to certain limited exceptions, modifications and amendments of the indenture may be made by FelCor LP, FelCor and the trustee with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding notes; provided that no such modification or amendment may, without the consent of each holder affected thereby:

(1) change the Stated Maturity of the principal of, or any installment of interest on, any note,

(2) reduce the principal amount of, or premium, if any, or interest on, any note,

(3) change the place of payment of principal of, or premium, if any, or interest on, any note,

(4) impair the right to institute suit for the enforcement of any payment on or after the Stated Maturity (or, in the case of a redemption, on or after the Redemption Date) of any note,

(5) reduce the above-stated percentages of outstanding notes the consent of whose holders is necessary to modify or amend the indenture,

(6) waive a default in the payment of principal of, premium, if any, or interest on the notes,

(7) voluntarily release a Guarantor of the notes, or

(8) reduce the percentage or aggregate principal amount of outstanding notes the consent of whose holders is necessary for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults.

No Personal Liability of Incorporators, Partners, Stockholders, Officers, Directors, or Employees

      The indenture provides that no recourse for the payment of the principal of, premium, if any, or interest on any of the notes or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of FelCor LP or FelCor in the indenture, or in any of the notes or because of the creation of any Indebtedness represented thereby, shall be had against any incorporator, partner, stockholder, officer, director, employee or controlling person of FelCor LP, FelCor or the Subsidiary Guarantors or of any successor Person thereof. Each holder, by accepting the notes, waives and releases all such liability.

Concerning the Trustee

      The indenture provides that, except during the continuance of a Default, the trustee will not be liable, except for the performance of such duties as are specifically set forth in the indenture. If an Event of Default has occurred and is continuing, the trustee will use the same degree of care and skill in its exercise of the rights and powers vested in it under the indenture as a prudent person would exercise under the circumstances in the conduct of such person’s own affairs.

      The indenture and provisions of the Trust Indenture Act of 1939 incorporated by reference into the indenture contain limitations on the rights of the trustee, should it become a creditor of FelCor LP or FelCor, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The trustee is permitted to engage in other transactions; provided that if it acquires any conflicting interest, it must eliminate such conflict or resign.

Book Entry; Delivery and Form

      The certificates representing the new notes will be issued in fully registered form without interest coupons. Old notes sold in offshore transactions in reliance on Regulation S under the Securities Act are represented by one or more permanent global notes in definitive, fully registered form without interest coupons (each a “Old Regulation S Global Note”) and were deposited with the trustee as custodian for, and registered in the name of a nominee of, DTC for the accounts of Euroclear and Clearstream Banking Société Anonymé, formerly Cedel Bank (“Clearstream Luxembourg”). Old notes sold in reliance on Rule 144A are represented by one or more permanent global notes in definitive, fully registered form without interest coupons (each a “Old 144A Global Note,” and together with the Old Regulation S Global Note, the “Old Global Notes”) and were deposited with the trustee as custodian for, and registered in the name of a nominee of, DTC. The new notes issued in the exchange for the Old Global Notes will be issued in the form of one or more New Global Notes and will be deposited with the trustee as custodian for, and registered in the name of a nominee of, DTC.

      Old notes originally purchased by, or transferred to, Institutional Accredited Investors who are not qualified institutional buyers (“Non-Global Purchasers”) were in registered form without interest coupons (“Old Certificated Notes”). The new notes issued in exchange for the Old Certificated Notes will be issued in the form of one or more New Certificated Notes.

      Ownership of beneficial interests in a Global Note will be limited to persons who have accounts with DTC (“participants”) or persons who hold interests through participants. Ownership of beneficial interests in a Global Note will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). Qualified institutional buyers may hold their interests in a Global Note directly through DTC if they are participants in such system, or indirectly through organizations that are participants in such system.

      So long as DTC, or its nominee, is the registered owner or holder of a Global Note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such Global Note for all purposes under the indenture and the notes. No beneficial owner of an interest in a Global Note will be able to transfer that interest except in accordance with DTC’s applicable procedures, in addition to those provided for under the indenture and, if applicable, those of Euroclear and Clearstream Luxembourg.

      Payments of the principal of, and interest on, a Global Note will be made to DTC or its nominee, as the case may be, as the registered owner thereof. Neither FelCor LP, FelCor, any Subsidiary Guarantor, the trustee nor any Paying Agent will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in a Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

      FelCor LP expects that DTC or its nominee, upon receipt of any payment of principal or interest in respect of a Global Note, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Note as shown on the records of DTC or its nominee. FelCor LP also expects that payments by participants to owners of beneficial interests in such Global Note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

      Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

      FelCor LP expects that DTC will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in a Global Note are credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the notes, DTC will exchange the applicable Global Note for Certificated Notes, which it will distribute to its participants and which may be legended as set forth under the heading “Notice to Investors.”

      FelCor LP understands that: DTC, the world’s largest depository, is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds and provides asset servicing for over 2 million issues of U.S. and non-U.S. equity, corporate and municipal debt issues, and money market instrument from over 85 countries that DTC’s participants (“direct participants”) deposit with DTC. DTC also facilitates the post-trade settlement among direct participants of sales and other securities transactions in deposited securities through electronic computerized book-entry transfers and pledges between direct participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC, in turn, is owned by a number of direct participants of DTC and Members of the National Securities Clearing Corporation Government Securities Clearing Corporation, MBS Clearing Corporation, and Emerging Markets Clearing Corporation (NSCC, GSCC, MBSCC, and EMCC, also subsidiaries of DTCC), as well as by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly (“indirect participants”). DTC has Standard & Poor’s highest rating: AAA. The DTC Rules applicable to its participants are on file with the Securities and Exchange Commission. More information about DTC can be found at www.dtcc.com.

      Although DTC, Euroclear and Clearstream Luxembourg are expected to follow the foregoing procedures in order to facilitate transfers of interests in a Global Note among participants of DTC, Euroclear and Clearstream Luxembourg, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither FelCor LP, FelCor, any Subsidiary Guarantor, nor the trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream Luxembourg or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

      If DTC is at any time unwilling or unable to continue as a depositary for the Global Notes and a successor depositary is not appointed by FelCor LP within 90 days, FelCor LP will issue Certificated Notes, which, in the case of Old Global Notes, may bear a legend with respect to the restrictions on transfer thereof, in exchange for the Global Notes. Holders of an interest in a Global Note may receive Certificated Notes, which, in the case of Old Global Notes, may bear a legend with respect to the restrictions on transfer thereof, in accordance with the DTC’s rules and procedures in addition to those provided for under the indenture.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

      The following general discussion summarizes the material United States federal income tax aspects of the exchange offer to holders of the old notes, and the material United States federal income tax aspects of the ownership and disposition of the new notes by the holders. This discussion is for general information only and does not consider all aspects of the exchange offer that might impact owners of the old notes in light of their personal circumstances. This discussion is addressed only to holders who purchased the old notes upon their initial issuance at the notes’ initial offering price and deals only with notes held as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended. “Capital assets” are generally property held for investment and not for sale to customers in the ordinary course of a trade or business. This discussion also does not address the United States federal income tax consequences to holders subject to special treatment under the United States federal income tax laws, such as dealers in securities, commodities, or foreign currency, tax-exempt entities, banks, thrifts, financial institutions, insurance companies, pension or other employee benefit plans, regulated investment companies, real estate investment trusts, United States expatriates, traders in securities that elect to use the mark-to-market method of accounting for their securities holdings, persons deemed to sell the notes under the constructive sale provisions of the Internal Revenue Code, persons that hold the old notes as part of a “straddle,” a “hedge” against currency risk or a “conversion transaction,” persons that have a “functional currency” other than the United States dollar, holders subject to the alternative minimum tax, and investors in partnerships or other pass-through entities. If a partnership (including any entity treated as a partnership for United States tax purposes) is a beneficial owner of the notes, the tax treatment of a partner in the partnership will generally depend upon the status and activities of the partner and the status and activities of the partnership. If you are a partner of a partnership holding our notes, you should consult your tax advisor regarding the tax consequences of the ownership and disposition of the notes. In addition, this discussion does not address any tax consequences arising out of the tax laws of any state, local or foreign jurisdiction.

      This discussion is based upon the Internal Revenue Code of 1986, as amended, existing and proposed regulations thereunder, Internal Revenue Service, or IRS, rulings and pronouncements, reports of congressional committees, judicial decisions and current administrative rulings and practice, all as in effect on the date hereof, all of which are subject to change at any time, and any such change may be applied retroactively in a manner that could adversely affect the tax consequences described below. We have not sought, and will not seek, any rulings or opinions from the IRS or counsel with respect to the matters discussed below. There can be no assurance that the IRS will not take positions concerning the tax consequences of the exchange offer that are different from those discussed in this prospectus.

      In certain circumstances, we may be obligated to pay you amounts in excess of the stated interest and principal payable on the notes. The obligation to make such payments, including additional interest and redemption premiums payable in certain circumstances, may implicate the provisions of Treasury regulations relating to “contingent payment debt instruments.” If the new notes were deemed to be contingent payment debt instruments, holders might, among other things, be required to treat any gain recognized on the sale or other disposition of a new note as ordinary income rather than as capital gain, and the timing and amount of income inclusion could be different from the consequences discussed herein. We intend to take the position that the likelihood that such payments will be made is remote and/or that such payments are incidental and, therefore, the new notes are not subject to the rules governing contingent payment debt instruments. This determination will be binding on a holder unless such holder explicitly discloses on a statement attached to such holder’s timely filed United States Federal income tax return for the taxable year that includes the acquisition date of the new note that such holder’s determination is different. It is possible, however, that the IRS may take a contrary position from that described above, in which case the tax consequences to a holder could differ materially and adversely from those described below. The remainder of this disclosure assumes that the new notes will not be treated as contingent payment debt instruments.

      THIS SUMMARY OF CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. YOU ARE URGED TO CONSULT WITH YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS

ANY TAX CONSEQUENCES ARISING UNDER THE UNITED STATES FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Exchange Offer

      The exchange of old notes for new notes pursuant to the exchange offer should not constitute a taxable exchange. As a result, a holder (1) should not recognize taxable gain or loss as a result of exchanging old notes for new notes pursuant to the exchange offer, (2) the holding period of the new notes should include the holding period of the old notes exchanged for the new notes and (3) the adjusted tax basis of the new notes should be the same as the adjusted tax basis of the old notes exchanged for the new notes immediately before the exchange.

Taxation of United States Holders After the Exchange

      The following is a summary of certain material United States federal tax aspects of the ownership and disposition of the notes that will apply to you if you are a United States holder of the new notes after the exchange. Certain United States federal income tax aspects of the ownership and disposition of notes to “Non-United States holders” of the notes after the exchange are described under “— Taxation of Non-United States Holders After the Exchange” below. “United States holder” means a beneficial owner of a note that is for federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States or any political subdivision of the United States;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust that (1) is subject to the supervision of a court within the United States and the control of one or more United States persons or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

Payments of Interest

      The notes should constitute “variable rate debt instruments” and the interest payments on the notes should be considered “qualified stated interest” under Section 1.1275-5 of the Treasury Regulations. Therefore, stated interest on the notes will generally be taxable to you as ordinary income at the time it is paid or accrues in accordance with your method of accounting for tax purposes.

Disposition of Notes

      Upon the sale, exchange, redemption or other disposition of a note, you generally will recognize taxable gain or loss equal to the difference between (i) the sum of cash plus the fair market value of all other property received on such disposition (except to the extent such cash or property is attributable to accrued but unpaid interest, which is treated as interest as described above) and (ii) your adjusted tax basis in the note. A United States holder’s adjusted tax basis in a note generally will equal the cost of the note to such holder.

      Gain or loss recognized on the disposition of a note generally will be capital gain or loss, and will be long-term capital gain or loss if, at the time of such disposition, the United States holder’s holding period for the note is more than 12 months. For United States holders other than corporations, preferential tax rates may apply to such long-term capital gain. The deductibility of capital losses by United States holders is subject to limitations.

Information Reporting and Backup Withholding

      In general, information reporting requirements will apply to certain payments of principal and interest on and the proceeds of certain sales of notes unless you are an exempt recipient. A backup withholding tax will apply to such payments if you fail to provide your taxpayer identification number or certification of exempt status or have been notified by the Internal Revenue Service that payments to you are subject to backup withholding.

      Any amounts withheld under the backup withholding rules will generally be allowable as a refund or a credit against your United States federal income tax liability provided the required information is properly furnished to the Internal Revenue Service on a timely basis.

Taxation of Non-United States Holders After the Exchange

      The following is a summary of certain material United States federal tax aspects of the ownership and disposition of notes that will apply to you if you are a non-United States holder of notes after the exchange. The term “non-United States holder” means a beneficial owner of a note that is, for United States federal income tax purposes, a nonresident alien or a foreign corporation, estate or trust that is not a United States holder.

      Special rules may apply to certain non-United States holders such as “controlled foreign corporations,” “passive foreign investment companies” and “foreign personal holding companies.” Such entities should consult their own tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them.

Payment of Interest

      The 30% United States federal withholding tax will not apply to any payment to you of interest on a note provided that:

•	such interest is not effectively connected with your conduct of a United States trade or business;

•	you do not actually or constructively own 10% or more of the capital or profits interest in FelCor LP within the meaning of section 871(h)(3) of the Internal Revenue Code;

•	you are not a controlled foreign corporation that is related to FelCor LP;

•	you are not a bank whose receipt of interest on a note is described in section 881(c)(3)(A) of the Internal Revenue Code; and

•	(a) you provide your name and address, and certify, under penalties of perjury, that you are not a United States person (which certification may be made on an Internal Revenue Service Form W-8BEN) or (b) a securities clearing organization, bank, or other financial institution that holds customers’ securities in the ordinary course of its business holds the note on your behalf certifies, to us or the paying agent, under penalties of perjury, that it has received Internal Revenue Service Form W-8BEN from you or from another qualifying financial institution intermediary, and provides a copy to us or the paying agent of such form. If the notes are held by or through certain foreign intermediaries or certain foreign partnerships, such foreign intermediaries or partnerships must also satisfy the certification requirements of applicable Treasury Regulations.

      If you cannot satisfy the requirements described above, payments of interest will be subject to the 30% United States federal withholding tax, unless you provide us with a properly executed (1) Internal Revenue Service Form W-8BEN claiming an exemption from or reduction in withholding under the benefit of an applicable tax treaty or (2) Internal Revenue Service Form W-8ECI stating that interest paid on the note is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States.

      If you are engaged in a trade or business in the United States and interest on a note is effectively connected with the conduct of that trade or business, you will be required to pay United States federal income tax on that interest on a net income basis (although exempt from the 30% withholding tax provided the certification requirement described above is met) in generally the same manner as if you were a United States holder, except as otherwise provided by an applicable tax treaty. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of your earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the United States. For this purpose, interest will be included in the earnings and profits of such foreign corporation.

Sale, Exchange or Other Taxable Disposition of Notes

      Any gain realized upon the sale, exchange or other taxable disposition of a note (except with respect to accrued and unpaid interest, which would be taxable as described above) generally will not be subject to United States federal income tax unless:

•	that gain is effectively connected with your conduct of a trade or business in the United States; or

•	you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met.

      A holder described in the first bullet point above will be required to pay United States federal income tax on the net gain derived from the sale, except as otherwise required by an applicable tax treaty, and if such holder is a foreign corporation, it may also be required to pay a branch profits tax at a 30% rate or a lower rate if so specified by an applicable income tax treaty. A holder described in the second bullet point above will be subject to a 30% United States federal income tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the holder is not considered a resident of the United States.

Information Reporting and Backup Withholding

      The amount of interest paid to you on the note and the amount of tax withheld, if any, will generally be reported to you and the Internal Revenue Service. Under the provisions of certain United States income tax treaties and other applicable agreements, copies of these information returns may be available to the tax authorities of the country in which you reside. You will generally not be subject to backup withholding with respect to interest payments that we make to you provided that you have made appropriate certifications as to your foreign status, or you otherwise establish an exemption.

      You will generally not be subject to backup withholding or information reporting with respect to any payment of principal or the proceeds of the sale of a note effected outside the United States by a foreign office of a foreign “broker” (as defined in applicable Treasury Regulation), provided that such broker:

•	derives less than 50% of its gross income for certain periods from the conduct of a trade or business in the United States,

•	is not a controlled foreign corporation for United States federal income tax purposes, and

•	is not a foreign partnership that, at any time during its taxable year, has 50% or more of its income or capital interests owned by United States persons or is engaged in the conduct of a United States trade or business.

      You will be subject to information reporting, but not backup withholding, with respect to any payment of principal or the proceeds of a sale of a note effected outside the United States by a foreign office of any other broker unless such broker has documentary evidence in its records that you are not a United States person and certain other conditions are met, or you otherwise establish an exemption. You will be subject to backup withholding and information reporting with respect to any payment of principal or the proceeds of a sale of a note effected by the United States office of a broker unless you properly certify under penalties of perjury as to your foreign status and certain other conditions are met or you otherwise establish an exemption.

      Any amounts withheld under the backup withholding rules will be allowable as a refund or a credit against your United States federal income tax liability provided the required information is properly furnished to the Internal Revenue Service on a timely basis.

      THE FEDERAL TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON A HOLDER’S PARTICULAR SITUATION. HOLDERS OF NOTES ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE TAX CONSIDERATIONS DISCUSSED ABOVE IN LIGHT OF THEIR PARTICULAR SITUATIONS, AS WELL AS THE APPLICATION OF ANY STATE, LOCAL, FOREIGN AND OTHER TAX LAWS, INCLUDING THE EFFECTS OF CHANGES IN SUCH LAWS.

PLAN OF DISTRIBUTION

      We are not utilizing any underwriters for this exchange offer.

      Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where the old notes were acquired as a result of market-making activities or other trading activities. We have agreed that, starting on the expiration date and ending 180 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

      We will not receive any proceeds from any sales of new notes by broker-dealers. New notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of the methods of resale, at market prices prevailing at the time of resale, at prices related to prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such new notes. Any broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of these new notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit of any such resale of new notes and any commissions or concessions received by such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver, and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

      We have agreed to pay all expenses incident to our performance of, or compliance with, the registration rights agreement and will indemnify the holders of old notes, including any broker-dealers, and specified parties related to these holders, against specified liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

      Certain legal matters with respect to the legality of the new notes will be passed upon for FelCor and FelCor LP by Jenkens & Gilchrist, a Professional Corporation, Dallas, Texas.

EXPERTS

      The financial statements of FelCor and FelCor LP as of December 31, 2003 and 2002, and for each of the three years ended December 31, 2003 incorporated in this prospectus by reference to the Current Report on Form 8-K of FelCor dated September 8, 2004, and the Current Report on Form 8-K/A (Amendment No. 2) of FelCor LP dated September 30, 2004, have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

All tendered old notes, executed letters of transmittal and other related documents should be delivered to the exchange agent. Questions and requests for additional copies of this prospectus, the letter of transmittal and other related documents should be addressed to the exchange agent as follows:

BY REGISTERED OR CERTIFIED MAIL,

HAND DELIVERY OR
OVERNIGHT COURIER:

SunTrust Bank

Attention: George T. Hogan,
Corporate Trust Department
25 Park Place, 24th Floor
Atlanta, Georgia 30303-2900

or

SunTrust Bank

c/o Computershare
Attention: Robert Neff,
Corporate Trust Department
Wall Street Plaza
88 Pine Street, 19th Floor
New York, New York 10005

or

BY FACSIMILE:

(404) 588-7335 (GA)

or

(212) 701-7648 (NY)

Originals of all documents

submitted by facsimile should be sent
promptly by hand, overnight courier,
or registered or certified mail.

We have not authorized anyone to give you any information or to make any representations about the transactions we discussed in this prospectus other than those contained in this prospectus or in the documents we incorporate by reference. If you are given any information or representations about these matters that is not discussed or incorporated in this prospectus, you must not rely on that information. This prospectus is not an offer to sell, or a solicitation of an offer to buy, securities anywhere or to anyone where or to whom we are not permitted to offer or sell securities under applicable law. The delivery of this prospectus or the securities offered by this prospectus does not, under any circumstances, mean that there has not been a change in our affairs since the date of this prospectus. It also does not mean that the information in this prospectus or in the documents we incorporate by reference is correct after this date.

Until November 29, 2004, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Offer to Exchange
All Outstanding
Senior Floating Rate Notes
due 2011
For
Registered Senior Floating
Rate Notes
due 2011

FelCor Lodging
Limited Partnership

Prospectus

October 15, 2004